09010483

MHI Hospitality Corporation

Building Value Longer Term

Hospitality. Value. Opportunity.



2008 Annual Report to Stockholders

As overall market conditions continued to deteriorate during the year, we took steps to further reduce expenses. On an asset level, we worked with our management company to implement significant reductions in operating expenses at our hotels. On the corporate level, we consolidated certain responsibilities to eliminate a full-time position and we restricted 2008 bonus payments.

At the end of 2008, due to declining economic trends expected through 2009, we amended the distribution policy. In February 2009, we entered into an amendment to our credit agreement with a syndicate of banks which imposes certain restrictions on the payment of dividends, but generally permits us to pay that level of dividends necessary to maintain REIT status. Accordingly, we estimate that the annualized dividend payout for 2009 will be approximately $0.18 per share.

Building Value Longer Term

The unsettled economy dampened consumer travel and spending in 2008 which, in turn, affected the lodging industry across all U.S. markets. This, along with the significant proportion of our portfolio in planned repositioning, negatively impacted our performance for the year. Although we believe the recovery of the markets is still some way off, we are confident that our newly repositioned portfolio of lodging assets will perform competitively when it occurs.

Today, our portfolio is comprised of six InterContinental Hotels Group properties, three hotels flagged with Hilton, and one asset that is part of the Starwood family of brands. All of our hotels are centered within dynamic tourist and entertainment destinations. These properties provide full-service amenities to the group, corporate and leisure segments – all of which are increasingly focused on value.

Today, nearly all portfolio renovations have been completed. Our hotels have been modernized and are open and poised to gain increasing market share. We are already witnessing this at the Sheraton Louisville Riverside, the Crowne Plaza Hampton Marina, the Hilton Wilmington Riverside and the Crowne Plaza Hollywood Beach Resort. Looking ahead, we expect that the newly renovated Hilton Savannah DeSoto and Crowne Plaza Tampa Westshore also will draw positive consumer responses in their respective markets.

There's no doubt that the economic environment remains very challenging. However, it's important to recognize the progress, which is measurable, that we have made since our IPO over four years ago. Since that time the market value of our assets has grown by approximately 169%. The equity in our company as measured by net asset value has grown by approximately 60%. We believe our business model is sound and the end result of our significant repositioning efforts will be stronger operating results and increased long-term value for investors.

To that end, we have established the following objectives for 2009:

» To proactively seek out additional sources of equity to further strengthen our financial position;

» To control expenses at both the corporate and asset levels;

» To maintain an annual dividend distribution level at 90 percent of taxable income, consistent with maintaining REIT status; and

» To maximize our asset marketing efforts by ramping up operations at our newly renovated hotels as quickly as possible in an effort to take increasing market share from our competitors.

We pursue these objectives ever mindful of the cornerstones of our company originally put in place over 50 years ago: that of hospitality, value and opportunity. We look forward with optimism to a productive year ahead and future for MHI Hospitality Corporation. On behalf of our senior management team, I want to thank our stockholders, Board of Directors, employees and customers for their interest and their continued support.



Sincerely,

Andrew M. Sims
Chairman and CEO
MHI Hospitality Corporation

To Our Stockholders:



In the face of a historically challenging global economy, we have remained focused on the fundamentals of our business: that of building a portfolio of well-located and in-demand hotel assets. The year 2008 was clearly formidable in that industries across the board, including hospitality, were impacted by a deeply troubled economy. However, 2008 was also transformative for our company in that we substantially completed the value enhancement plan for our real estate platform. In 2008 we also capitalized on the means to strengthen the company and our competitiveness. Highlights include:

» We bolstered our market presence in the Mid-Atlantic and increased our asset base with the acquisition of a full-service waterfront hotel in Hampton, Virginia.
» We completed $44.4 million of improvements across the portfolio that significantly upgraded the quality and appeal of these assets.
» We restructured the mortgage on our Hollywood, Florida joint venture property on favorable terms.
» We increased the company's credit line to its full capacity at $80.0 million.
» We moved to the NASDAQ® stock market (Nasdaq:MDH): a natural progression in our company's evolution and growth that should enhance liquidity and visibility with investors.

When taken with the repositioning efforts that we accomplished in 2006 and 2007, we have now completed 90 percent of major renovations at our hotel assets as well as relicensed these properties with our franchise partners. Looking ahead, we believe our real estate product is well-positioned to compete.

Prime Portfolio

Turning to our specific work efforts, in April 2008 we acquired for $7.8 million a 172-room hotel property in Hampton, Virginia. The Crowne Plaza Hampton Marina is located on 3.5 acres and is central to local businesses and military as well as tourist and historic attractions. We have since completed a $9.0 million refinancing and renovated the property in line with its Crowne Plaza upbranding. I am also pleased to report that in October we received the Stakeholder of the Year Award from the Downtown Hampton Development Partnership in recognition of our contributions with the Crowne Plaza Hampton Marina to the city's revitalization.

Significant improvements were also completed at our other hotels. At the Hilton Wilmington Riverside, we executed an $11.9 million product improvement plan, which was finished last April. The hotel now showcases the first Ruth's Chris Steakhouse on the Carolina seaboard. The Sheraton Louisville Riverside opened in May following a $16.8 million renovation. This is our first franchise with Starwood Hotels & Resorts and the only Starwood branded hotel in the Louisville, Kentucky region.

An $11.0 million renovation and product improvement plan was put into effect at the Hilton Savannah DeSoto during 2008 and was completed in February 2009. At the Crowne Plaza Tampa Westshore, a $33.1 million 16-month deep turn renovation also took place, with the hotel opening in March 2009.

In September 2008, we received two prestigious awards for our repositioning efforts from InterContinental Hotels Group. The company was recognized as Developer of the Year for renovations at the Crowne Plaza Hollywood Beach Resort and the Crowne Plaza Tampa Westshore. The Hollywood project also was awarded the 2008 Renovation Award.

Financial Positioning

In 2008 we took effective actions to fortify our financial position. We negotiated improved terms on our credit line, increasing our borrowing capacity by over 33% to $80.0 million. This enhanced capacity provided us with better means to accomplish portfolio improvements during the year and also put in place a valuable liquidity cushion. We also restructured the mortgage on our Crowne Plaza Hollywood asset, which we own through our joint venture with The Carlyle Group. The resulting modified financing has more favorable terms for the company.



Hilton Savannah DeSoto,
Savannah, GA



Hilton Philadelphia Airport,
Philadelphia, PA



Hilton Wilmington Riverside,
Wilmington, NC



Crowne Plaza Jacksonville Riverfront,
Jacksonville, FL





Holiday Inn Laurel West,
Laurel, MD



Sheraton Louisville Riverside,
Jeffersonville, IN



Holiday Inn Brownstone,
Raleigh, NC



Crowne Plaza Hampton Marina,
Hampton, VA



Shell Island Resort,
Wrightsville Beach, NC



Crowne Plaza Tampa Westshore,
Tampa, FL

A 2008 Renovation Award Winner

awarded by InterContinental Hotels Group

Crowne Plaza Hollywood Beach Resort, Hollywood Beach, FL









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SEC
Mail Processing
Section
MAR 26 2009
Washington, DC
122

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition from to

Commission file number 001-32379

MHI HOSPITALITY CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Maryland **(State or Other Jurisdiction of Incorporation or Organization)**	**20-1531029** **(I.R.S. Employer Identification No.)**
4801 Courthouse Street, Suite 201 **Williamsburg, Virginia** **(Address of Principal Executive Officers)**	**23188** **(Zip Code)**

Registrant's telephone number, including area code 757-229-5648

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	**The NASDAQ Stock Market, LLC**

Securities registered pursuant to Section 12(g) of the Act: None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. (See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Securities Exchange Act of 1934).

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-accelerated Filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 30, 2008, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $34,836,900 based on the closing price quoted on the NASDAQ® Stock Market.

As of March 20, 2009, there were 6,964,263 shares of the registrant's common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K incorporates by reference certain portions of the registrant's proxy statement for its 2009 annual meeting of stockholders to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this report.

MHI HOSPITALITY CORPORATION

INDEX

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Information included and incorporated by reference in this Form 10-K may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and as such may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identified by our use of words, such as "intend," "plan," "may," "should," "will," "project," "estimate," "anticipate," "believe," "expect," "continue," "potential," "opportunity," and similar expressions, whether in the negative or affirmative. All statements regarding our expected financial position, business and financing plans are forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

- National and local economic and business conditions, including the current economic downturn, that will affect occupancy rates at the Company's hotels and the demand for hotel products and services;
- risks associated with the hotel industry, including competition, increases in wages, energy costs and other operating costs;
- the availability and terms of financing and capital and the general volatility of the securities markets, specifically, the impact of the current credit crisis which has severely constrained the availability of debt financing;
- risks associated with the level of the Company's indebtedness and its ability to meet covenants in its debt agreements;
- management and performance of the Company's hotels;
- risks associated with redevelopment and repositioning projects, including delays and cost overruns;
- supply and demand for hotel rooms in the Company's current and proposed market areas;
- the Company's ability to acquire additional properties and the risk that potential acquisitions may not perform in accordance with expectations; and
- legislative/regulatory changes, including changes to laws governing taxation of real estate investment trusts.

Additional factors that could cause actual results to vary from our forward-looking statements are set forth under the Section titled "Risk Factors" in Item 1A of this report.

These risks and uncertainties should be considered in evaluating any forward-looking statement contained in this report or incorporated by reference herein. All forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements in this section. We undertake no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this report.

PART I

Item 1. *Business*

Organization

MHI Hospitality Corporation (the "Company") is a self-advised real estate investment trust ("REIT") that was formed in August 2004 to own and manage a portfolio of full-service upper up-scale, up-scale and mid-scale hotels located in primary and secondary markets in the Mid-Atlantic, Midwest and Southeastern United States. On December 21, 2004, we successfully completed our initial public offering and elected to be treated as a self-advised real estate investment trust ("REIT") for federal income tax purposes. We conduct our business through MHI Hospitality, L.P., our operating partnership, of which we are the general partner. Our Company owns approximately 65.0% of the partnership units in our operating partnership. Limited partners (including our officers and certain of our directors) own the remaining operating partnership units.

As of March 20, 2009, our portfolio consists of nine full-service upper up-scale and mid-scale hotels with 2,113 rooms. These nine hotels operate under well-known brands such as Hilton, Crowne Plaza, Sheraton and Holiday Inn. We own a 25.0% minority interest in a Crowne Plaza hotel through a joint venture as well as leasehold interests in the commercial spaces of the Shell Island Resort, a condominium resort property.

In order for us to qualify as a REIT, we cannot directly manage or operate our hotels. Therefore, we lease our hotel properties to MHI Hospitality TRS, LLC, our TRS Lessee, which in turn has engaged MHI Hotels Services, LLC ("MHI Hotels Services"), an eligible independent management company, to manage our hotels. Our TRS Lessee is a wholly owned subsidiary of MHI Hospitality TRS Holding, Inc. ("MHI Holding", and collectively, "MHI TRS"). MHI TRS is a taxable REIT subsidiary for federal income tax purposes.

Our corporate office is located at 4801 Courthouse Street, Suite 201, Williamsburg, Virginia 23188. Our telephone number is (757) 229-5648.

Our Properties

In connection with our initial public offering, the Company acquired six hotel properties for aggregate consideration of approximately $15.0 million in cash, 3,817,036 units of interest in our operating partnership and the assumption of approximately $50.8 million in debt. The six initial hotel properties, the Hilton Philadelphia Airport, the Holiday Inn Brownstone, the Holiday Inn Downtown Williamsburg, the Hilton Wilmington Riverside, the Hilton Savannah DeSoto and the Holiday Inn Laurel West (formerly the Best Western Maryland Inn), are located in Pennsylvania, Maryland, Georgia, Virginia and North Carolina. On July 22, 2005, we acquired our seventh hotel, the Crowne Plaza Jacksonville Riverfront (formerly, the Hilton Jacksonville Riverfront) located in Jacksonville, Florida, for $22.0 million.

During 2006, we sold the Holiday Inn Downtown Williamsburg for $4.75 million. We also purchased the Louisville Ramada Riverfront Inn located in Jeffersonville, Indiana for approximately $7.7 million including transfer costs and, after extensive renovations, re-opened the property in May 2008 as the Sheraton Louisville Riverside.

During 2007, through our joint venture with CRP/MHI Holdings, LLC, an affiliate of Carlyle Realty Partners V, L.P., and The Carlyle Group ("Carlyle"), we acquired a 25.0% indirect, non-controlling interest in the Crowne Plaza Hollywood Beach Resort, a newly renovated 311-room hotel in Hollywood, Florida for approximately $75.8 million including transfer costs. We also purchased a hotel formerly known as the Tampa Clarion Hotel in Tampa, Florida for approximately $13.8 million including transfer costs, which, after extensive renovations, re-opened in March 2009 as the Crowne Plaza Tampa Westshore.

During 2008, we acquired the Hampton Marina Hotel located in Hampton, Virginia for approximately $7.8 million, including transfer costs. In October 2008, the hotel was re-branded and renamed to the Crowne Plaza Hampton Marina.

The Company also owns two leasehold interests in the Shell Island Resort, a 160-unit condominium resort property in Wrightsville Beach, North Carolina, which were purchased for $3.5 million with the proceeds of the initial public offering. Our operating partnership entered into sublease arrangements to sublease our entire leasehold interests in the property at Shell Island to affiliates of our management company. The management company operates the property as a hotel and manages a rental program for the benefit of the condominium unit owners. Our operating partnership receives fixed annual rent and incurs annual lease expenses in connection with the subleases of such property.

See Item 2 of this Form 10-K for additional detail on our properties.

Our Strategy

We intend to enhance stockholder value by pursuing attractive lodging investments, whereby we can achieve superior risk-adjusted returns. Our core "turnaround" growth strategy involves purchasing, renovating and up-branding under-performing, full-service hotels. We believe that under-performing hotels that are poorly managed, that suffer from significant deferred maintenance and capital improvement, and that are not properly positioned in their respective markets can be acquired at attractive prices—well below the cost of new construction or performing hotels. By acquiring such properties, we believe we can create significant value and superior, risk-adjusted returns.

Investment Strategy. We intend to focus our investment activities on the following types of opportunities that involve the acquisition, renovation and up-branding of under-performing or functionally obsolete hotels with the goal of achieving a total investment that is substantially less than replacement cost of a hotel or the acquisition cost of a market performing hotel:

- Deep Turn Opportunity: The acquisition of a hotel that is closed or functionally obsolete and requires a restructuring of both the business components of the operations as well as the physical plant of the hotel, including extensive renovation of the building, furniture, fixtures and equipment.
- Shallow Turn Opportunity: The acquisition of an under-performing but structurally sound hotel that requires moderate renovation to re-establish the hotel in its market.
- Up-branding Opportunity: The acquisition of properties that can be upgraded physically and enhanced operationally to qualify for what we view as higher quality franchise brands including Hilton, Doubletree, Crowne Plaza, Holiday Inn, Westin, Sheraton and InterContinental. We refer to this as our up-branding strategy. This up-branding strategy may also be a component of our deep and shallow turn opportunities described above.

By pursuing deep and shallow turn opportunities and implementing our up-branding strategy, we hope to improve revenue and cash flow and increase the long-term value of the hotels we acquire.

Acquisition Strategy. The acquisition strategy for our portfolio focuses on the pursuit of opportunities that (i) are in identified geographic "growth" markets, (ii) represent full-service mid-scale to upper up-scale hotel properties, and (c) have significant barriers to entry for new product delivery. Our acquisition strategy is further detailed below:

- Geographic "Growth Markets": We focus on the Southeastern United States and Mid-Atlantic regions. Our management team has a long history of operating in these geographic markets and remains confident in the long-term growth potential associated with this part of the United States. These markets are generally characterized by population growth, economic expansion, growth in new businesses, and growth in the resort, recreation, and leisure segments. We will continue to focus on these markets and will investigate other markets for acquisition objectives if we believe new markets provide the same long-term growth prospects. We will also review other opportunities in selected markets in close proximity to the Southeastern and Mid-Atlantic regions of the United States and may expand to markets outside these regions if a portfolio of properties is acquired and includes properties outside the Southeastern and Mid-Atlantic regions.

- Full-Service Hotels: We focus our acquisition strategy on the full-service hotel segment. Our full-service hotels fall under the mid-scale to upper up-scale categories, as characterized by such brands as Hilton, Crowne Plaza and Holiday Inn. We do not own economy branded hotels. We believe that full-service hotels, with mid-scale to upper up-scale brands, that have successfully benefited from our turnaround strategy, offer our investors the highest quality returns on invested capital.
- Barriers to Entry: We focus on hotels in prime locations that carry barriers to entry to new hotels. Our acquisition strategy focuses on geographic brand management. We hope to ensure that our acquisitions will benefit from the licensing of brands that provide us with certain exclusive rights which protect the value of our acquisition by prohibiting or limiting the licensing of the same brand and/or other brands that use the same reservation systems.

Investment Vehicles. In pursuit of our investment strategy we will employ various traditional and non-traditional investment vehicles:

- Direct Purchase Opportunity: Our traditional investment strategy is to acquire direct ownership interests in properties that meet our investment criteria, including opportunities that involve full-service mid-scale to upper up-scale properties in identified geographic "growth" markets that have significant barriers to entry for new product delivery. Such properties may or may not be acquired subject to a mortgage by the seller or third-party.
- Condominium Investment Opportunity: We may also identify opportunities to acquire an interest in an operating or under-performing hotel or apartment asset that is being converted to a condominium hotel. Such an investment may involve one or more developers who would renovate the property, complete a condominium conversion, and sell the condominium units, after which we, through an affiliate, would purchase the commercial spaces and operate them as a hotel. Such an investment is an extension of our up-branding strategy whereby we would retain the services of MHI Hotels Services, our management company, to operate the hotel and manage the rental units, and would seek a well-known national hotel franchise.
- Distressed Debt Opportunities: In sourcing acquisitions for our core turnaround growth strategy, we may pursue investments in debt instruments that are collateralized by under-performing hotel properties. In certain circumstances, we believe that owning these debt instruments is a way to (i) ultimately acquire the underlying real estate asset and (ii) provide a non-dilutive current return to our stockholders in the form of interest payments derived from the ownership of the debt. Our principal goal in pursuing distressed debt opportunities is ultimately to acquire the underlying real estate. By owning the debt, we believe that we may be in a position to acquire deeds to properties that fit our investment criteria in lieu of foreclosures.
- Joint Venture/Mezzanine Lending Opportunities: We may, from time to time, undertake a significant renovation and rehabilitation project that we characterize as a "Deep Turn Opportunity". In such cases, we may acquire a functionally obsolete hotel whose renovation may be very lengthy and require significant capital. In these projects, we may choose to structure such acquisitions in a joint venture, or mezzanine lending program, in order to avoid severe short-term dilution and loss of current income commonly referred to as the "negative carry" associated with such extensive renovation programs. We will not pursue joint venture or mezzanine programs in which we would become a "de facto" lender to the real estate community.

Portfolio Management Strategy. Our core strategy for our portfolio is intended to create value for stockholders by renovating, rehabilitating, repositioning, and up-branding hotel properties. Once these assets have benefited from this "turnaround" strategy, they become part of our core portfolio. We believe we can optimize performance within the portfolio by superior management practices and by timely and recurring capital expenditures to maintain and enhance the physical property.

In addition, we will seek to leverage our portfolio management expertise by investing in portfolios of hotel properties together with institutional investors with whom we would enter into a joint venture. We expect that our investment into any such venture will not exceed 25.0% of the equity of such entity. Such portfolios may or may not include properties that fit with our acquisition strategy. However, we believe the portfolio management fee that such an arrangement would generate together with returns from well-positioned and well-managed properties offers the prospect of additional value and superior, risk-adjusted returns for our stockholders.

In April 2007, we entered into a program agreement and related operating agreements with Carlyle that provide for the formation of entities to be jointly owned by us and Carlyle, which will source, underwrite, acquire, develop and operate hotel assets and/or hotel portfolios. Under these agreements, we will offer the joint venture the first right to acquire potential investment opportunities identified by us with total capitalization requirements in excess of $30.0 million. Carlyle has agreed to commit $100.0 million of equity capital to the joint venture through April 2010. Carlyle will fund up to 90.0% of the equity of an acquisition, and we will provide between 10.0% and 25.0%.

We have engaged MHI Hotels Services, an eligible independent management company, to operate our hotels. MHI Hotels Services and its predecessors have been in continuous operation since 1957. By using MHI Hotels Services as our manager, we intend to capitalize on their extensive experience to seek above-average operating results. MHI Hotels Services operates in markets where we have had a presence for many years and its operations are driven by a focused sales, marketing and food and beverage strategy that is critical to the success of a full-service hotel.

Asset Disposition Strategy. When a property no longer fits with our investment objectives, we will pursue traditional and non-traditional means of disposal:

- Direct Sale: Most commonly we will dispose of properties through a direct sale of the property for cash so that our investment capital can be redeployed according to the investment strategies outlined above.
- Performing Hotel Opportunity/Capital Recycling: In certain circumstances, we may sell an existing hotel asset and replace such assets with a performing hotel that may not otherwise meet our traditional investment criteria. Under this asset disposition strategy, we will seek to purchase a performing hotel in connection with the requirements of a tax-free exchange. Such a strategy may be deployed in order to mitigate the tax consequences to the Company that a direct sale might cause. We may target for acquisition a performing hotel that, traditionally, is a hotel operating at or above market fair share in order to execute a tax-free exchange. In the event we elect to purchase a performing hotel, we would seek to maintain a positive contribution to our earnings.

Our Principal Agreements

Strategic Alliance Agreement

MHI Hotels Services is currently the management company for each of our hotels and our leased condominium resort property.

On December 21, 2004, we entered into a ten-year strategic alliance agreement with MHI Hotels Services pursuant to which (i) MHI Hotels Services agrees to refer to us (on an exclusive basis) hotel acquisition opportunities in the United States presented to MHI Hotel Services, and (ii) unless a majority of our independent directors in good faith concludes for valid business reasons that another management company should manage a hotel owned by us, we agree to offer MHI Hotels Services or its subsidiaries the right to manage hotel properties that we acquire in the United States.

In addition, during the term of the agreement, MHI Hotels Services has the right to nominate one person for election to our board of directors at our annual meeting of stockholders, subject to the approval of such nominee by our Nominating, Corporate Governance and Compensation Committee for so long as certain of our officers and directors, Andrew Sims, Kim Sims, and Christopher Sims, and their families and affiliates, hold, in the aggregate, not less than 1.5 million units or shares of our common stock.

Joint Venture Program Agreement

On April 26, 2007, we entered into a program agreement and related operating agreements with Carlyle. The agreements provide for the formation of entities to be jointly owned by Carlyle and us, which will source, underwrite, acquire, develop and operate hotel assets and/or hotel portfolios. Under the agreement, we will offer the joint venture the first right to acquire potential investment opportunities identified by the Company with total capitalization requirements in excess of $30.0 million. Carlyle has agreed to commit $100.0 million of equity capital to the joint venture through April 2010. Carlyle will fund up to 90% of the equity of an acquisition, and we will provide between 10% and 25%.

We will receive an asset management fee of 1.5% of the gross revenues of the hotels owned by the venture. In addition, we will have a first right of offer with respect to any investment disposed by the joint venture. It is expected that hotels acquired by the joint venture will be managed by MHI Hotels Services.

Lease Agreements

In order for us to qualify as a REIT, neither our company nor the operating partnership or its subsidiaries can operate our hotels directly. Our hotels are leased to our TRS Lessee, which has engaged MHI Hotels Services to manage the hotels. Each lease for the hotels will have a non-cancelable term of five years, subject to earlier termination upon the occurrence of certain contingencies described in the lease.

During the term of each lease, the TRS Lessee will be obligated to pay a fixed annual base rent plus a percentage rent and certain other additional charges. Base rent will accrue and be paid monthly. Percentage rent is calculated by multiplying fixed percentages by gross room revenues, in excess of certain threshold amounts and other revenues for each of the initial hotels and will be paid quarterly.

Management Agreements

Pursuant to the terms of two management agreements, we, through our TRS Lessee, have engaged MHI Hotels Services as the property manager for our existing hotel portfolio. Except as described below, we intend to offer MHI Hotels Services the opportunity to manage any future hotels that we lease to our TRS Lessee. In addition, the joint venture entity which leases the Crowne Plaza Hollywood Beach Resort has also entered into a management agreement with MHI Hotels Services on terms that vary from those described below. The following terms apply only to those hotels in our existing portfolio that are 100% owned by subsidiaries of our operating partnership.

Term

The management agreements with MHI Hotels Services have initial terms of 10 years for each of the initial hotels and terms of 10 years for each hotel we directly acquire subsequent to our initial public offering. The term of the management agreements with respect to each hotel may be renewed by MHI Hotels Services for two successive periods of five years each upon the mutual agreement of MHI Hotels Services and our TRS Lessee, subject to the satisfaction of certain performance tests, provided that at the time the option to renew is exercised, MHI Hotels Services is not then in default under the management agreements. If at the time of the exercise of any renewal period MHI Hotels Services is in default, then the exercise of the renewal option will be conditional on timely cure of such default, and if such default is not timely cured, then our TRS Lessee may terminate the management agreements. If MHI Hotels Services desires to exercise any option to renew, it must give our TRS Lessee written notice of its election to renew the management agreements no less than 90 days before the expiration of the then current term of the management agreements.

Any amendment, supplement or modification of the management agreements must be in writing signed by all parties and approved by a majority of our independent directors.

Amounts Payable under the Management Agreements

MHI Hotels Services receives a base management fee, and if the hotels exceed certain financial thresholds, an additional incentive management fee for the management of our hotels.

The base management fee for each of our initial hotels and for any subsequent hotels we directly acquire will be a percentage of the gross revenues of the hotel and will be due monthly. The applicable percentage of gross revenue for the base management fee for each of our hotels is as follows:

	2006	2007	2008	2009	2010	2011	2012
Crowne Plaza Hampton Marina	N/A	N/A	2.0%	2.0%	2.5%	3.0%	3.0%
Crowne Plaza Tampa Westshore[1]	N/A	N/A	N/A	2.0%	2.0%	2.5%	3.0%
Crowne Plaza Jacksonville Riverfront	2.0%	2.5%	3.0%	3.0%	3.0%	3.0%	3.0%
Holiday Inn Brownstone	2.5%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Holiday Inn Laurel West	2.5%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Holiday Inn Downtown Williamsburg	2.5%	N/A	N/A	N/A	N/A	N/A	N/A
Hilton Philadelphia Airport	2.5%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Hilton Savannah DeSoto	2.5%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Hilton Wilmington Riverside	2.5%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Sheraton Louisville Riverside[2]	2.5%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

(1) In January 2009, we entered a separate management agreement with MHI Hotels Services for the management of the Crowne Plaza Tampa Westshore. The provisions of the new agreement related to base management fee are the same as those contained in the master management agreement. The provisions of the new agreement related to the incentive management fee are the same as those contained in the master management agreement except that it is calculated separately and not aggregated with the other properties covered by the master management agreement.

(2) Pursuant to the master management agreement, the term for each of the initial properties, which included the Holiday Inn Downtown Williamsburg, was 10 years. The management company agreed to substitute the Sheraton Louisville Riverside for the Holiday Inn Downtown Williamsburg for remainder of the term of the agreement.

The base management fee for a future hotel first leased, other than on the first day of the fiscal year, will be 2.0% for the partial year such hotel is first leased and for the first full fiscal year such hotel is managed. There is no fee cap on the base management fee.

Subsequently Acquired Hotel Properties

First full calendar year and any partial calendar year	2.0%
Second calendar year	2.5%
Third calendar year and thereafter	3.0%

The incentive management fee, if any, will be due annually in arrears within 90 days of the end of the fiscal year and will be equal to 10% of the amount by which the gross operating profit of all our hotels, with the exception of the Tampa property, on an aggregate basis for a given year exceeds the gross operating profit for the same hotels, on an aggregate basis, for the prior year. The incentive fee may not exceed 0.25% of the aggregate gross revenue of all of the hotels included in the incentive fee calculation for the year in which the incentive fee is earned. The calculation of the incentive fee will not include results of hotels for the fiscal year in which they are initially leased, or for the fiscal year in which they are sold, and newly acquired or leased hotels will be included in the calculation beginning in the second full year such hotel is managed. The management agreement for the management of the Tampa property includes a similar provision for payment of an incentive management on a stand-alone basis.

Early Termination

The management agreements may be terminated with respect to one or more of the hotels earlier than the stated term, if certain events occur, including:

- a sale of a hotel or the substitution of a newly acquired hotel for an existing hotel;
- the failure of MHI Hotels Services to satisfy certain performance standards with respect to any of the future hotels or with respect to the six initial hotels after the expiration of the initial 10-year term;
- in the event of a casualty to, condemnation of, or force majeure involving a hotel;
- or upon a default by MHI Hotels Services or us that is not cured prior to the expiration of any applicable cure periods.

The management agreement for the Crowne Plaza Tampa Westshore may also be terminated for convenience with ninety days notice to MHI Hotels Services.

Termination Fees

In certain cases of early termination of a management agreement with respect to one or more of the hotels, we must pay MHI Hotels Services a termination fee, plus any amounts otherwise due to MHI Hotels Services pursuant to the terms of that management agreement. We will be obligated to pay termination fees in such circumstances provided that MHI Hotels Services is not then in default, subject to certain cure and grace periods.

New Acquisitions; Strategic Alliance Agreement

Pursuant to the strategic alliance agreement with MHI Hotels Services, we have agreed to engage MHI Hotels Services for the management of any future hotels unless a majority of our independent directors in good faith concludes, for valid business reasons, that another management company should manage these hotels. If the management agreement terminates as to all of the hotels covered in connection with a default under the management agreement, the strategic alliance agreement will also terminate.

Franchise Agreements

Our hotels operate under franchise licenses from national hotel companies.

We anticipate that most of the additional hotels we acquire will be operated under franchise licenses. We believe that the public's perception of quality associated with a franchisor is an important feature in the operation of a hotel. Franchisors provide a variety of benefits for franchisees, which include national advertising, publicity and other marketing programs designed to increase brand awareness, training of personnel, continuous review of quality standards and centralized reservation systems.

Our TRS Lessee holds the franchise licenses for our wholly-owned hotels. MHI Hotels Services must operate each of our hotels it manages in accordance with and pursuant to the terms of the franchise agreement for the hotel.

The franchise licenses generally specify certain management, operational, record keeping, accounting, reporting and marketing standards and procedures with which the franchisee must comply. Under the franchise licenses, the franchisee must comply with the franchisors' standards and requirements with respect to:

- training of operational personnel;
- safety;
- maintaining specified insurance;

- the types of services and products ancillary to guest room services that may be provided;
- display of signage;
- marketing techniques including print media, billboards, and promotions standards; and
- the type, quality and age of furniture, fixtures and equipment included in guest rooms, lobbies and other common areas.

Additionally, as the franchisee, our TRS Lessee will be required to pay the franchise fees described below.

The following table sets forth certain information for the franchise licenses of our wholly-owned hotel properties:

	Franchise Fee(1)	Marketing/Reservation Fee(1)	Expiration Date
Crowne Plaza Hampton Marina	5.0%	3.5%	10/07/2018
Crowne Plaza Jacksonville Riverfront	5.0%	3.5%	04/01/2016
Crowne Plaza Tampa Westshore	5.0%	3.5%	03/06/2019
Hilton Philadelphia Airport	5.0%	3.5%	11/30/2014
Hilton Savannah DeSoto	5.0%	3.5%	07/31/2017
Hilton Wilmington Riverside	5.0%	3.5%	03/31/2018
Holiday Inn Brownstone	5.0%	2.5%	03/10/2011
Holiday Inn Laurel West	5.0%	2.5%	10/05/2016
Sheraton Louisville Riverside	5.0%	3.5%	04/25/2023

(1) Percentage of room revenues payable to the franchisor.

Tax Status

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. To maintain our qualification as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we currently distribute at least 90% of our taxable income (excluding net capital gains) to our stockholders. It is our current intention to adhere to these requirements and maintain our qualification for taxation as a REIT. As a REIT, we generally will not be subject to federal corporate income tax on that portion of our net income that is distributed to stockholders. If we fail to qualify for taxation as a REIT in any taxable year, and no relief provision applies, we will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and we would be disqualified from re-electing treatment as a REIT until the fifth taxable year after the year in which we failed to qualify as a REIT. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and to federal income and excise taxes on our undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state and local income taxes.

Environmental Matters

In connection with the ownership and operation of the hotels, we are subject to various federal, state and local laws, ordinances and regulations relating to environmental protection. Under these laws, a current or previous owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on, under, or in such property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to remediate such contaminated property properly, may adversely affect the owner's ability to borrow using such property as collateral. Furthermore, a person who arranges for the disposal or treatment of a hazardous or toxic substance at a property owned by another, or who transports such substance to or from such property, may be liable for the costs of removal or remediation of such substance released into the environment at the disposal or treatment facility. The costs of remediation or removal of such substances may be substantial, and the presence of such substances may adversely affect the owner's ability to sell such real estate or to borrow using such real estate as collateral. In connection with the ownership and operation of the hotels, we may be potentially liable for such costs.

We believe that our hotels are in compliance, in all material respects, with all federal, state and local environmental ordinances and regulations regarding hazardous or toxic substances and other environmental matters, the violation of which would have a material adverse effect on us. We have not received written notice from any governmental authority of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental matters in connection with any of our present hotel properties.

Employees

As of March 20, 2009, we employed twelve persons, four of whom work at our corporate office in Williamsburg, Virginia, four of whom work in our offices in Greenbelt, Maryland, and four of whom are engaged in overseeing the completion of renovations at two of our properties. All persons employed in the day-to-day operations of the hotels are employees of MHI Hotels Services, the management company engaged by our TRS Lessee to operate such hotels.

Available Information

We maintain an Internet site, http://www.mhihospitality.com, which contains additional information concerning MHI Hospitality Corporation. We make available free of charge through our Internet site all our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, definitive proxy statements and other reports filed with the Securities and Exchange Commission as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. We have also posted on this website our Code of Business Conduct and the charters of our Audit and Nominating, Corporate Governance and Compensation Committees of our board of directors. We intend to disclose on our website any changes to, or waivers from, our Code of Business Conduct. Information on our Internet site is neither part of nor incorporated into this Form 10-K.

Item 1A. *Risk Factors*

The risks discussed herein can adversely affect our business, liquidity, operating results, and financial condition. The risk factors described below are not the only risks that may affect us. Additional risks and uncertainties not presently known to us also may adversely affect our business, liquidity, operating results, and financial condition.

Risks Related to Our Debt and Financing and the Current Economic Crisis

The general economic slowdown has negatively affected the financial performance of our hotels, which is the primary factor in determining their fair market value. If the general economic slowdown continues and fails to turn around, we may have difficulty complying with the covenants in our credit agreement.

Our credit agreement limits the amount we may borrow under the agreement to the lesser of $80.0 million or 100% of the value of the collateral pool, as determined by the provisions of the agreement. Under the terms of our credit facility, we must satisfy certain financial and non-financial covenants. The financial covenants include tests of our overall leverage as well as tests of our level of overall profitability. The credit agreement prescribes the method for determining the values of our hotels for the purpose of computing the leverage tests. With certain exceptions, the value of the each hotel is directly related to its financial performance. In February 2009, we executed an amendment to the credit agreement that established new methodologies for valuing our existing properties under renovation and obtained a waiver of any potential defaults for 2008. As of December 31, 2008, after taking into account the provisions of the third amendment to the credit agreement, we were in compliance with all the required covenants.

Failure to maintain sufficient levels of financial performance at our hotel properties could cause us to fail any of the leverage or financial performance covenant tests. Failure to satisfy these covenants and conditions would create a potential default under this credit facility, in which case we could pursue an amendment to our credit agreement or waiver. There can be no assurance that the lenders would grant an amendment or waiver and, in light of current credit market conditions, any such amendment or waiver may include additional fees, increased interest rates or other more stringent terms and conditions that are materially disadvantageous to us.

In the event of a default, our lender could require us to immediately repay all outstanding indebtedness under the credit facility. In order to repay the outstanding indebtedness, we would have to obtain financing from alternative debt sources, private or public offerings of debt securities, or the issuance of equity securities. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of hotel properties on disadvantageous terms. To the extent we cannot repay our outstanding debt, we risk losing some or all of these properties to foreclosure and we could be required to invoke insolvency proceedings including, but not limited to, commencing a voluntary case under the U.S. Bankruptcy Code.

The general economic slowdown has negatively affected the financial performance of our hotels, which is the primary factor in determining their fair market value. If the general economic slowdown continues and fails to turn around, we may have difficulty refinancing existing indebtedness when it matures.

The amount of indebtedness lenders are willing to finance is generally limited to a percentage of a property's fair market value. Valuations of hotel properties can be derived from various approaches, but a critical factor in the valuation is the financial performance, or potential financial performance of the hotel. Should the current economic downturn continue to suppress our hotels' financial performance, we may not be able to refinance the balances currently outstanding on our properties' mortgage loans and may be required to repay a portion of the indebtedness upon refinance. If we do not have sufficient funds to repay that portion of the indebtedness, it may be necessary to raise capital through additional debt financing, private or public offerings of debt securities, or additional equity financings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancing, increases in interest expense would lower our cash flow, and, consequently, cash available for distribution to our stockholders. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of hotel properties on disadvantageous terms, potentially resulting in losses and potentially reducing cash flow from operating activities if the sale proceeds in excess of the amount required to satisfy the indebtedness could not be reinvested in equally profitable real property investments.

In addition to refinancing mortgage indebtedness on individual properties, we may be required to refinance our indebtedness under our credit facility, which matures in May 2011. Should the properties that comprise the collateral pool for the credit facility not achieve or maintain sufficient levels of financial performance, we may not be able to obtain adequate secured debt financing. Similar to the risk of refinancing mortgage indebtedness on individual properties, if we do not have sufficient funds to repay the indebtedness, we may have to raise additional capital, which may be subject to disadvantageous terms and higher rates of interest that would lower our cash flow; or we may have to dispose of hotel properties on disadvantageous terms.

Due to conditions beyond our control, we may not be able to obtain corporate financing in the future, and the terms of any future financings may limit our ability to manage our business. Difficulties in obtaining financing on favorable terms would have a negative effect on our ability to maintain our current operations and execute our business strategy.

In addition to capital available under our credit facility, we anticipate that we may be required to seek additional capital in the future, including financing necessary to refinance or replace existing long-term debt or to fund capital expenditures. Based on current market conditions, the availability of financing is, and may continue to be, limited. There can be no assurance that we will be able to obtain future financings, if needed, on acceptable terms, if at all. We have no significant debt maturing in 2009. In July 2010, our mortgage on the Crowne Plaza Jacksonville Riverfront matures, but may be extended to July 2011. In May 2011, our $80.0 million credit facility matures followed by the mortgage on the Crowne Plaza Hampton Marina in June 2011, which may be extended to June 2012.

If we are unable to obtain alternative or additional financing arrangements in the future, or if we cannot obtain financing on acceptable terms, we may not be able to execute our business strategies. Moreover, the terms of any additional financing may restrict our financial flexibility, including the debt we may incur in the future, or may restrict our ability to manage our business as we had intended.

We have incurred a significant amount of debt and have increased our overall leverage. While we have managed a significant debt level since our inception, we do not have extensive experience managing significant debt loads. If we are unable to manage our debt successfully, we may be required to liquidate our properties, we may jeopardize our tax status as a REIT and we may have significant restrictions on our ability to make distributions to our stockholders.

At December 31, 2008, we had total mortgage and secured indebtedness of approximately $145.4 million, which we estimate was between 55.0% and 60.0% of the fair market value of our assets, and which is slightly in excess of our targeted debt levels of 45.0% to 55.0% of total assets. We, and our subsidiaries, may be able to incur substantial additional debt, including secured debt, in the future. Incurring additional debt could subject us to many risks, including the risks that:

- Our cash flow from operations will be insufficient to make required payments of principal and interest;
- Our debt may increase our vulnerability to adverse conditions in local markets, the lodging industry or the general economy;
- We may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing cash available for distribution to our stockholders, cash available for operations and capital expenditures, and cash available for future business opportunities or other purposes;
- Our debt service obligations on floating rate debt will increase as interest rates rise;

- The terms of any refinancing will not be as favorable as the terms of the debt being refinanced; and
- The use of leverage could adversely affect our ability to make distributions to our stockholders and the market price of our common stock.

Our various debt agreements provide that we must satisfy certain financial and non-financial covenants. As of December 31, 2008, after taking into account the provision of the third amendment to our credit agreement, we were in compliance with all the required covenants. Maintaining continued compliance with our debt covenants is dependent on the operating performance of our hotels, which is directly affected by the current economic environment in which they operate. Failure to satisfy these covenants would create a default under one or more loan agreements and one or more lenders could require us to immediately repay all or a portion of our indebtedness before maturity.

If we do not have sufficient funds to make any required payments on our debt, it may be necessary to refinance this debt through additional debt financing, private or public offerings of debt securities or additional equity financings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancing, increases in interest expense would lower our cash flow, and, consequently, cash available for distribution to our stockholders. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of hotel properties on disadvantageous terms, potentially resulting in losses that reduce future cash flows from operating activities. We may place mortgages on our hotel properties to secure our credit facility or other debt. To the extent we cannot meet our debt service obligations, we risk losing some or all of those properties to foreclosure. Also, covenants applicable to our debt could impair our planned strategies and, if violated, resulting in a default on our debt obligations.

Our liquidity, including access to capital markets and financing, could be constrained by limitations in the overall credit markets, our credit worthiness, and our ability to comply with financial covenants in our debt instruments.

Our ability to borrow under new financial arrangements or additional amounts under our existing financial arrangements depends on our compliance with covenants in the related agreements, and on our performance against covenants in our revolving credit facility that require compliance with certain financial ratios as of the end of each fiscal quarter. Among other restrictions, our credit facility limits the amount of leverage we are allowed to undertake. To the extent that we are unable to maintain compliance with this and other requirements or to perform against the financial performance covenants, due to one or more of the various risk factors discussed herein or otherwise, our ability to borrow, and our liquidity, would be adversely impacted.

The scarcity of equity and debt capital has frozen the market for buying and selling hotels.

Currently, buyers of hotels are finding it extremely difficult to source capital for hotel acquisitions. Even if they are able to obtain debt, lenders are lending lesser amounts and are requiring more restrictive terms and conditions. At the same time, private equity sources have materially reduced their commitments and the stock prices of public companies, including ours, have significantly declined making it more difficult to sell stock without diluting existing stockholders. As a result of the difficulties in the equity and debt markets, buyers are having less ability to pay the purchase prices that sellers are seeking. This has resulted in a sizable gap between the prices sellers ask for hotels and the prices buyers are able to pay for hotels.

We believe the stress in the capital markets makes it very difficult for us to sell any of our hotels at attractive prices or to buy additional hotels. As a result, we may not be able to carry out our long-term strategy of acquiring hotels at inexpensive prices during the current downturn and may not be able to sell any of our existing hotels at prices we believe are reasonable.

Our shares may be delisted from the NASDAQ Global Market if the closing price for our shares is not maintained at $1.00 per share or higher.

NASDAQ imposes, among other requirements, listing maintenance standards as well as minimum bid and public float requirements. The price of our shares must trade at or above $1.00 to comply with NASDAQ's minimum bid requirement for continued listing on the NASDAQ Global Market. In recent months, our shares have traded at below $1.00 at closing for a period of time.

In response to current market conditions, NASDAQ has suspended its enforcement of the rules regarding a minimum closing bid price until April 20, 2009. If the closing price of our shares fails to meet NASDAQ's minimum bid price requirement for 30 consecutive days on or after April 20, 2009, or such later date to which NASDAQ may extend its suspension of this requirement, or if we otherwise fail to meet all other applicable requirements of the NASDAQ Global Market, NASDAQ may make a determination to delist our common shares. Any such delisting could have adverse affects by, among other things:

- Reducing the trading liquidity and market price of our common stock;
- Reducing the number of investors willing to hold or acquire our common stock, thereby further restricting our ability to obtain equity financing;
- Causing an event of default under certain of our debt agreements, which could serve to accelerate the indebtedness; and
- Reducing our ability to retain, attract and motivate directors, officers and employees.

Risks Related to Our Business and Properties

If the general economic slowdown continues and fails to turn around, our operating performance and financial results may be harmed by further declines in occupancy, average daily room rates and/or other operating revenues.

The performance of the lodging industry and the general economy have traditionally been closely linked. In an economic downturn, business and leisure travelers may seek to reduce costs by limiting travel and/or reducing costs on their trips. Our hotels, which are all full-service hotels, may be more susceptible to a decrease in revenue, as compared to hotels in other categories that have lower room rates. A decrease in demand for hotel stays and hotel services will negatively affect operating revenues, which will lower our cash flow and may affect our ability to make distributions to stockholders and to maintain compliance with our loan obligations. We incurred a net loss of $0.6 million for our 2008 fiscal year. A prolonged economic downturn may produce continued losses. A continued weakening economy may adversely and materially affect our industry, business and results of operations and we cannot predict how severe and prolonged any downturn might be. Moreover, reduced revenues as a result of the weakening economy may also reduce our working capital and impact our long-term business strategy.

We are subject to risks of increased hotel operating expenses and decreased hotel revenues.

Our leases with our TRS Lessee provide for the payment of rent based in part on gross revenues from our hotels. Our TRS Lessee is subject to hotel operating risks including decreased hotel revenues and increased hotel operating expenses, including but not limited to the following:

- wage and benefit costs;
- repair and maintenance expenses;
- energy costs;
- property taxes;
- insurance costs; and
- other operating expenses.

Any increases in these operating expenses can have a significant adverse impact on the TRS Lessee's ability to pay rent and other operating expenses and, consequently, our earnings and cash flow.

In keeping with our investment strategy, we may acquire, renovate, and/or re-brand hotels in new or existing geographic markets as part of our repositioning strategy. Unanticipated expenses and insufficient demand for newly repositioned hotels could adversely affect our financial performance and our ability to comply with covenants in our credit agreement and to make distributions to our stockholders.

In May 2008, we opened the Sheraton Louisville Riverside following an extensive 18-month renovation of the hotel. In addition, in April 2008 we acquired the Hampton Marina Hotel in Hampton, Virginia and subsequently renovated the property as a part of its re-branding as the Crowne Plaza Hampton Marina. In March 2009, we opened the Crowne Plaza Tampa Westshore following a 16-month renovation of the hotel. As part of our business plan, we may continue to develop or acquire hotels in geographic areas in which our management may have little or no operating experience. Additionally, those properties may also be renovated and re-branded as part of a repositioning strategy. Potential customers may not be familiar with our newly renovated hotel or be aware of the brand change. As a result, we may have to incur costs relating to the opening, operation and promotion of those new hotel properties that are substantially greater than those incurred in other areas. These hotels may attract fewer customers than expected and we may choose to increase spending on advertising and marketing to promote the hotel and increase customer demand. Unanticipated expenses and insufficient demand at new hotel properties, therefore, could adversely affect our financial performance and our ability to comply with covenants in our credit agreement and to make distributions to our stockholders.

We do not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel and as a result, our returns are dependent on the management of our hotels by MHI Hotels Services.

Under the terms of our management agreement with MHI Hotels Services and the REIT qualification rules, our ability to participate in operating decisions regarding the hotels is limited. We will depend on MHI Hotels Services to operate our hotels as provided in the management agreement. We do not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (for instance, setting room rates). Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, revenue per available room, which we refer to as RevPAR, and average daily rates, which we refer to as ADR, we may not be able to force MHI Hotels Services to change its method of operation of our hotels. Additionally, in the event that we need to replace MHI Hotels Services or any other management companies in the future, we may be required by the terms of the management agreement to pay substantial termination fees and may experience significant disruptions at the affected hotels.

Our borrowing costs are sensitive to fluctuations in interest rates.

Higher interest rates could increase debt service requirements on our floating rate debt, including any borrowings under our credit facility, which permits us to borrow up to $80.0 million. Borrowings under our credit facility have borne interest at floating interest rates of 30-day LIBOR plus 1.625% to 2.125%, depending on our leverage ratio, and as of February 18, 2009, they will bear interest at floating rates of 30-day LIBOR plus 2.75% to 3.25%, depending on our leverage ratio. We currently have an interest-rate swap agreement that fixes the amount of interest on $30.0 million of indebtedness. To the extent that the total amount borrowed on the credit facility is less than $30.0 million, we are exposed to falling interest rates on the difference between the amount borrowed and $30.0 million. To the extent that the total amount borrowed on the credit facility is more than $30.0 million, we are exposed to rising interest rates on the difference between the amount borrowed in excess of $30.0 million. If we were to engage in any additional hedging transactions, they would have to be structured so as to not jeopardize our status as a REIT. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable.

Our ability to make distributions to our stockholders is subject to fluctuations in our financial performance, operating results and capital improvements requirements.

As a REIT, we are required to distribute at least 90% of our REIT taxable income, excluding net capital gains, each year to our stockholders. However, several factors may make us unable to declare or pay distributions to our stockholders including poor operating results and financial performance or unanticipated capital improvements to our hotels, including capital improvements which may be required by our franchisors.

We lease all of our hotels to our TRS Lessee. The TRS Lessee is subject to hotel operating risks, including risks of sustaining operating losses after payment of hotel operating expenses, including management fees. Among the factors which could cause our TRS Lessee to fail to make required rent payments are reduced net operating profits or operating losses, increased debt service requirements and capital expenditures at our hotels, including capital expenditures required by the franchisors of our hotels. Among the factors that could reduce the net operating profits of our TRS Lessee are decreases in hotel revenues and increases in hotel operating expenses. Hotel revenue can decrease for a number of reasons, including increased competition from a new supply of hotel rooms and decreased demand for hotel rooms. These factors can reduce both occupancy and room rates at our hotels.

Additionally, our ability to make distributions is constrained by the terms of the third amendment to our revolving credit facility. While it permits the minimum distributions that allow us to maintain our status as a REIT, it provides conditions that must be met before additional distributions can be made. These conditions include certain liquidity requirements including (a) that we maintain at least $10.0 million of liquidity, which is measured by the sum of our unrestricted cash and cash equivalents plus unused and available borrowing capacity on the revolving credit facility up to a limit of $5.0 million and (b) a debt yield, which requires that we then have a ratio of EBITDA to total liabilities of no less than 0.10.

The timing and amount of distributions are in the sole discretion of our board of directors, which will consider, among other factors, our financial performance, debt service obligations, debt covenants, and capital expenditure requirements. We cannot assure you that we will continue to generate sufficient cash to fund distributions.

Geographic concentration of our initial hotels will make our business vulnerable to economic downturns in the Mid-Atlantic, Midwest and Southeastern United States.

Our hotels are located in the Mid-Atlantic, Midwest and Southeastern United States. Economic conditions in the Mid-Atlantic, Midwest and Southeastern United States will significantly affect our revenues and the value of our hotels. Business layoffs or downsizing, industry slowdowns, changing demographics and other similar factors may adversely affect the economic climate in these areas. Any resulting oversupply or reduced demand for hotels in the Mid-Atlantic, Midwest and Southeastern United States and our markets in particular would therefore have a disproportionate negative impact on our revenues and limit our ability to make distributions to stockholders.

Our net income would be adversely affected if our leases for the resort property are terminated or if the sub-lessees have insufficient net income to pay rent.

If the Shell Island Resort property leases are terminated, our sublease agreements for the resort property will also be terminated. The property leases may be terminated by the resort property's homeowners' association if MHI Hotels, LLC or MHI Hotels Two, Inc., two of our affiliates, breach certain provisions under the leases. The homeowners' association may also terminate the leases if MHI Hotels Services serves as central rental agent for less than 80 of the 160 rental units at the resort. Upon termination of these subleases, MHI Hotels, LLC and MHI Hotels Two, Inc. would be unable to meet their payment obligations, and we would no longer receive the fixed annual amount of $640,000, less our lease payments of approximately $168,000 to the resort property's homeowners' association. In addition, the ability of MHI Hotels, LLC and MHI Hotels Two, Inc. to make rent payments is dependent upon generating revenues from the operation of the resort properties. Although MHI Hotels Services has agreed to make capital contributions to MHI Hotels, LLC and MHI Hotels Two, Inc. in an amount sufficient to cure their defaults under the sublease agreements, MHI Hotels Services has nominal assets, and is dependent on management fee income. In such event, our net income could be adversely affected, and we may be required to write off our investment in the Shell Island Resort property leases.

Risks Related to Conflicts of Interest of Our Officers and Directors

Conflicts of interest could result in our executive officers and certain of our directors acting in a manner other than in our stockholders' best interest.

Conflicts of interest relating to MHI Hotels Services, the entity that manages the properties, and the terms of its management agreement may lead to management decisions that are not in the stockholders' best interest.

Conflicts of interest relating to MHI Hotels Services may lead to management decisions that are not in the stockholders' best interest. MHI Hotels Services is owned and controlled by members of the Sims family, including Andrew Sims, our chairman, president and chief executive officer, Kim Sims and Christopher Sims, who serve on our board of directors, William Zaiser, our executive vice president and chief financial officer, and Steven Smith who is the Executive Vice President of MHI Hotels Services. MHI Hotels Services manages our hotel properties. In addition, unless a majority of independent directors concludes otherwise, MHI Hotels Services has a right of first offer to manage hotels we acquire in the future, subject to certain exceptions, and receives substantial management fees based on the revenues and operating profit of our hotels. Our management agreement with MHI Hotels Services, including the financial terms thereof, was not negotiated on an arm's-length basis and may be less favorable to us than we could have obtained from third parties.

Our management agreement establishes the terms of MHI Hotels Services' management of our hotels. Under certain circumstances, if we terminate our management agreement as to one of the hotels, we will be required to pay MHI Hotels Services a termination fee. If we were to terminate the management agreement with respect to all our hotels in connection with a sale of those hotels, the aggregate termination fee would be approximately $11.0 million. As majority owners of MHI Hotels Services, which would receive any management and management termination fees payable by us under the management agreement, Andrew Sims, William Zaiser, Kim Sims and Christopher Sims may influence our decisions to sell a hotel or acquire or develop a hotel when it is not in the best interests of our stockholders to do so. In addition, Andrew Sims and William Zaiser will have conflicts of interest with respect to decisions to enforce provisions of the management agreement, including any termination thereof.

There can be no assurance that provisions in our bylaws will always be successful in mitigating conflicts of interest.

Under our bylaws, a committee consisting of only independent directors must approve any transaction between us and MHI Hotels Services or its affiliates or any interested director. However, there can be no assurance that these policies always will be successful in mitigating such conflicts, and decisions could be made that might not fully reflect the interests of all of our stockholders.

Certain of our officers and directors hold units in our operating partnership and may seek to avoid adverse tax consequences, which could result from transactions that would otherwise benefit our stockholders.

Holders of units, including members of our management team, may suffer adverse tax consequences upon our sale or refinancing of certain properties. Therefore, holders of units, including Andrew Sims, William Zaiser, Kim Sims, Christopher Sims, and Edward Stein may have different objectives than holders of our common stock regarding the appropriate pricing and timing of a property's sale, or the timing and amount of a property's refinancing. These officers and directors may influence us not to sell or refinance certain properties, even if such sale or refinancing might be financially advantageous to our stockholders, or they may influence us to enter into tax-deferred exchanges with the proceeds of such sales when such a reinvestment might not otherwise be in our best interest. Our tax indemnification obligations, which were not the result of arm's-length negotiations and which apply in the event that we sell certain properties, could subject us to liability, which, as of December 31, 2008, were estimated to be $46.0 million, and limit our operating flexibility and reduce our returns on our investments.

Contractual obligations require us to nominate affiliates of the Sims family as two of our directors.

Pursuant to a strategic alliance agreement we entered into in December 2004, MHI Hotels Services has a contractual right to nominate one person for election as a director, to our Company's Board of Directors, and, pursuant to his employment agreement with us, Andrew Sims has the right to be nominated as a director. These provisions in effect provide the Sims family and their affiliates the right to nominate two of our directors. As discussed herein, such persons have conflicts of interest with our company.

Our executive officers and certain of our directors may experience conflicts of interest in connection with their ownership interests in our operating partnership.

Our executive officers and certain of our directors, which include Andrew Sims, Williams Zaiser, Kim Sims, Christopher Sims and Edward Stein, may experience conflicts of interest relating to their ownership interests in our operating partnership. These individuals, together with their affiliates owned as of December 31, 2008, in the aggregate, approximately 21.59% of the outstanding units in our operating partnership. Conflicts may arise as a result of these persons' ownership interests as limited partners diverge from the interests of MHI Hospitality Corporation, particularly with regard to transactions such as sales of assets or the repayment of indebtedness, that could be in the best interests of MHI Hospitality Corporation and its stockholders, but may have adverse tax consequences to the limited partners in our operating partnership.

Our tax indemnification obligations, which were not the result of arm's-length negotiations and which apply in the event that we sell certain properties, could subject us to liability, which we currently estimate to be approximately $46.0 million, and limit our operating flexibility and reduce our returns on our investments.

If we dispose of certain of our initial hotels, we would be obligated to indemnify the original contributors (including their permitted transferees and persons who are taxable on the income of a contributor or permitted transferee) against certain tax consequences of the sale pursuant to the tax indemnity agreements, the terms of which were not the result of arm's-length negotiations. These original contributors include Andrew Sims, our chairman, president and chief executive officer, William Zaiser, our executive vice president and chief financial officer, and Kim and Christopher Sims, two of our directors. We have agreed to pay a certain amount of the contributor's tax liability with respect to gain allocated to the contributor under Section 704(c) of the Internal Revenue Code if we dispose of a property contributed by the contributor in a taxable transaction during a "protected period," which continues until the earlier of:

- 10 years after the contribution of such property; or
- the date on which the contributor no longer owns, in the aggregate, at least 25.0% of the units we issued to the contributor at the time of its contribution of property to our operating partnership.

This tax indemnity will be equal to a certain amount of the federal and state income tax liability the contributor incurs with respect to the gain allocated to the contributor upon such sale based on a sliding scale percentage. Specifically, we will indemnify the contributors for 100% of their tax liability during the first five years after contribution, 50.0% during the sixth year, 40.0% during the seventh year, 30.0% during the eighth year, 20.0% during the ninth year and 10.0% during the tenth year. The terms of the tax indemnity agreements also require us to gross up the tax indemnity payment for the amount of income taxes due as a result of the tax indemnity payment. While the tax indemnities do not contractually limit our ability to conduct our business in the way we desire, we are less likely to sell any of the contributed properties in a taxable transaction during the protected period because of the significant tax liability we would have to the contributors. Instead, we would either hold the property for the entire protected period, or at least the first five years, or seek to transfer the property in a tax-deferred like-kind exchange.

As four years have elapsed since the properties were contributed, if we were to sell, during the next year in a taxable transaction, the five initial hotels that were contributed to us in our initial public offering in exchange for units immediately after the closing of our initial public offering, our estimated total tax indemnification obligation to our indemnified contributors, including the gross-up payment, would be approximately $46.0 million.

Our agreements with MHI Hotels Services and its affiliates, including the contribution agreements, management agreement, strategic alliance agreement, subleases, partnership agreement of our operating partnership and employment agreements, were not negotiated on an arms' length basis and may be less favorable to us than we could have obtained from third parties.

In connection with our initial public offering, we entered into various agreements with MHI Hotels Services and its affiliates, including contribution agreements, a management agreement, a strategic alliance agreement, subleases, the partnership agreement of our operating partnership and employment agreements. The terms of each of these agreements were determined by our management team, who had conflicts of interest as described above and ownership interests in MHI Hotels Services and its affiliates. The terms of each of these agreements may be less favorable to us than we could have obtained from third parties.

We may realize reduced revenue because our management company may experience conflicts of interest in connection with the management of the resort property.

MHI Hotels Services may experience conflicts of interest in connection with the management of our resort property and one of our initial hotel properties, which are located less than one mile from each other, and its continued management of an additional resort property not owned by us and located nearby in the same geographic market. The fees MHI Hotels Services earns for managing our properties are largely fixed under our management agreement with MHI Hotels Services and may be less than the fees it earns for managing the resort property that we do not own or lease. Because MHI Hotels Services handles the reservations for all of these properties, MHI Hotels Services may have a greater financial incentive to direct guests to the resort property that we do not own or lease.

Risks Related to the Hotel Industry

Our ability to comply with our credit terms, our ability to make distributions to our stockholders and the value of our hotels in general, may be affected by factors in the lodging industry.

Operating Risks

Our hotel properties are subject to various operating risks common to the lodging industry, many of which are beyond our control, including the following:

- competition from other hotel properties in our markets;
- over-building of hotels in our markets, which adversely affects occupancy and revenues at our hotels;
- dependence on business and commercial travelers and tourism;
- increases in energy costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;
- increases in operating costs due to inflation and other factors that may not be offset by increased room rates;

- changes in interest rates and in the availability, cost and terms of debt financing;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;
- adverse effects of international, national, regional and local economic and market conditions;
- adverse effects of a downturn in the lodging industry; and
- risks generally associated with the ownership of hotel properties and real estate, as we discuss in detail below.

These factors could reduce the net income of our TRS Lessee, which in turn could adversely affect the value of our hotels and our ability to comply with our loan agreements and to make distributions to our stockholders.

Competition for Acquisitions

We compete for investment opportunities with entities that have substantially greater financial resources than we do. These entities generally may be able to accept more risk than we can prudently manage. This competition may generally limit the number of suitable investment opportunities offered to us. This competition may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms.

Seasonality of Hotel Business

The hotel industry is seasonal in nature. This seasonality can be expected to cause quarterly fluctuations in our revenues. Our quarterly earnings may be adversely affected by factors outside our control, including weather conditions and poor economic factors. As a result, we may have to enter into short-term borrowings in certain quarters in order to offset these fluctuations in revenues and to make distributions to our stockholders.

Investment Concentration in Particular Segments of Single Industry

Our entire business is lodging-related. Therefore, a downturn in the lodging industry, in general, and the segments in which we operate, in particular, will have a material adverse effect on the value of our hotels, our financial condition and the extent to which cash may be available for distribution to our stockholders.

Capital Expenditures

Our hotel properties have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment. The franchisors of our hotels also require us to make periodic capital improvements as a condition of keeping the franchise licenses. In addition, our lenders will likely require that we set aside annual amounts for capital improvements to our hotel properties. We expect the average lenders' capital improvements reserve requirement for all of our hotels will be approximately 4.0% of gross sales. Based upon our hotels' gross revenue in fiscal year 2008, the average lender's capital improvements reserve contribution requirement for all of our hotels would have been approximately $2,830,500 based on an average 4.0% capital improvement reserves. For the year ended December 31, 2008, we spent approximately $44.4 million on capital improvements to our hotels. These capital improvements may give rise to the following risks:

- possible environmental problems;
- construction cost overruns and delays;
- a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available to us on affordable terms; and
- uncertainties as to market demand or a loss of market demand after capital improvements have begun.

The costs of all these capital improvements as well as future capital improvements could adversely affect our financial condition and amounts available for distribution to our stockholders.

Operating our hotels under franchise agreements could increase our operating costs and lower our net income.

Our hotels operate under franchise agreements, which subject us to risks in the event of negative publicity related to one of our franchisors.

The maintenance of the franchise licenses for our hotels is subject to our franchisors' operating standards and other terms and conditions. Our franchisors periodically inspect our hotels to ensure that we, our lessee and our management company follow their standards. Failure by us, our TRS Lessee or our management company to maintain these standards or other terms and conditions could result in a franchise license being cancelled. If a franchise license terminates due to our failure to make required improvements or to otherwise comply with its terms, we may also be liable to the franchisor for a termination payment, which varies by franchisor and by hotel. As a condition of continuing a franchise license, a franchisor could also possibly require us to make capital expenditures, even if we do not believe the capital improvements are necessary or desirable or will result in an acceptable return on our investment. Nonetheless, we may risk losing a franchise license if we do not make franchisor-required capital expenditures.

If a franchisor terminates the franchise license, we may try either to obtain a suitable replacement franchise license, or to operate the hotel without a franchise license. The loss of a franchise license could significantly decrease the revenues at the hotel and reduce the underlying value of the hotel because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. A loss of a franchise license for one or more hotels could materially and adversely affect our revenues. This loss of revenues could, therefore, also adversely affect our financial condition and results of operations, our ability to comply with our loan covenants and reduce our cash available for distribution to stockholders.

Hotel re-development is subject to timing, budgeting and other risks that would increase our operating costs and limit our ability to make distributions to stockholders.

We intend to acquire hotel properties from time to time as suitable opportunities arise, taking into consideration general economic conditions and seek to re-develop or reposition these hotels. Redevelopment of hotel properties involve a number of risks, including risks associated with:

- construction delays or cost overruns that may increase project costs;
- receipt of zoning, occupancy and other required governmental permits and authorizations;
- development costs incurred for projects that are not pursued to completion;
- acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;
- financing; and
- governmental restrictions on the nature or size of a project.

We cannot assure you that any re-development project will be completed on time or within budget. Our inability to complete a project on time or within budget would increase our operating costs and reduce our net income.

The hotel business is capital intensive, and our inability to obtain financing could limit our growth.

Our hotel properties will require periodic capital expenditures and renovation to remain competitive. Acquisitions or development of additional hotel properties will require significant capital expenditures. The lenders on debt secured by three of our properties require us to set aside varying amounts each year for capital improvements at our hotels. We may not be able to fund capital improvements or acquisitions solely from cash provided from our operating activities because we must distribute at least 90% of our REIT taxable income, excluding net capital gains, each year to maintain our REIT tax status. Consequently, we rely upon the availability of debt or equity capital to fund hotel acquisitions and improvements. As a result, our ability to fund capital expenditures, acquisitions or hotel development through retained earnings is very limited. Consequently, we rely upon the availability of debt or equity capital to fund our investments and capital improvements, but due to the current recession and disruption of capital markets, these sources of funds are currently either unavailable to us or not available on reasonable terms and conditions. Our ability to grow through acquisitions or development of hotels will be limited if we cannot obtain satisfactory debt or equity financing which will depend on market conditions. Neither our charter nor our bylaws limits the amount of debt that we can incur. However, we cannot assure you that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms.

Dramatic global events such as the terrorist attacks of September 11, 2001 and the unprecedented run-up of oil prices in 2008 adversely affected the hotel industry generally, and these adverse effects may recur.

Before September 11, 2001, hotel owners and operators had begun experiencing declining RevPAR, as a result of the slowing U.S. economy. The terrorist attacks of September 11, 2001 and the after-effects (including the prospects for more terror attacks in the United States and abroad), combined with economic trends and the U.S.-led military action in Afghanistan and Iraq, substantially reduced business and leisure travel and lodging industry RevPAR generally.

After significant increases in RevPAR in 2005 and 2006, hotel owners and operators experienced a slowing in RevPAR growth during 2007. The unprecedented rise in oil and gasoline prices in 2007 and 2008 exacerbated the problems facing a stalling U.S. economy hampered by a slump in housing and a pending mortgage crisis causing hotel owners and operators in many markets to experience significant declines in occupancy and RevPAR.

We cannot predict the extent to which global or national events will directly or indirectly impact the value of our common stock, the lodging industry or our operating results in the future. Declining RevPAR at hotels that we acquire would reduce our net income and restrict our ability to fund capital improvements at our hotels and our ability to make distributions to stockholders necessary to maintain our status as a REIT. Additional terrorist attacks, acts of war or similar events could have further material adverse effects on the markets on which shares of our common stock will trade, the lodging industry at large and our operations in particular.

Uninsured and underinsured losses could adversely affect our operating results and our ability to make distributions to our stockholders.

We intend to maintain comprehensive insurance on each of our hotel properties, including liability, fire and extended coverage, of the type and amount we believe are customarily obtained for or by hotel owners. There are no assurances that current coverage will continue to be available at reasonable rates. Various types of catastrophic losses, like earthquakes and floods, such as Hurricane Katrina in New Orleans in August 2005, losses from foreign terrorist activities such as those on September 11, 2001 or losses from domestic terrorist activities such as the Oklahoma City bombing on April 19, 1995, may not be insurable or may not be economically insurable. Initially, we do not expect to obtain terrorism insurance on our hotel properties because it is costly. Lenders may require such insurance and our failure to obtain such insurance could constitute a default under loan agreements. Depending on our access to capital, liquidity and the value of the properties securing the affected loan in relation to the balance of the loan, a default could reduce our net income and limit our ability to obtain future financing.

In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

Noncompliance with governmental regulations could adversely affect our operating results.

Environmental Matters

Our hotels may be subject to environmental liabilities. An owner of real property can face liability for environmental contamination created by the presence or discharge of hazardous substances on the property. We may face liability regardless of:

- our knowledge of the contamination;
- the timing of the contamination;
- the cause of the contamination; or
- the party responsible for the contamination of the property.

There may be unknown environmental problems associated with our properties. If environmental contamination exists on our properties, we could become subject to strict, joint and several liability for the contamination by virtue of our ownership interest.

The presence of hazardous substances on a property may adversely affect our ability to sell the property and we may incur substantial remediation costs. The discovery of environmental liabilities attached to our properties could have a material adverse effect on our results of operations and financial condition and our ability to comply with our covenants and to pay distributions to stockholders.

Americans with Disabilities Act and Other Changes in Governmental Rules and Regulations

Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with the ADA's requirements could require removal of access barriers, and non-compliance could result in the U.S. government imposing fines or in private litigants winning damages. If we are required to make substantial modifications to our hotels, whether to comply with the ADA or other changes in governmental rules and regulations, our financial condition, results of operations and ability to comply with our loan covenants and to make distributions to our stockholders could be adversely affected.

Investments in condominium hotels may be adversely affected by state and local regulations as well as unit owner participation.

We may identify opportunities to acquire an interest in a hotel, apartment building or other real estate asset that is being converted to or developed for use as a condominium hotel. The offer and sale of condominiums is subject to federal, state, and local regulations. Failure by the condominium developer to comply with these regulations may lead, among others, to the unit owners' right to rescind the purchase of the unit. Such a rescission could adversely impact the operation of the condominium hotel. State and local jurisdictions have complex and varying condominium laws and related regulations that govern their use and re-sale. These laws and regulations may contain limitations and restrictions that could impact the economic benefits derived from investing in a condominium hotel. In addition, economic benefits, of an investment in a condominium hotel, which are already affected by the state of the local lodging industry, will vary depending upon the number of condominium units that are included in the operations of the hotel.

General Risks Related to the Real Estate Industry

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more hotel properties or mortgage loans in our portfolio in response to changing economic, financial and investment conditions is limited.

The real estate market is affected by many factors that are beyond our control, including:

- adverse changes in international, national, regional and local economic and market conditions;
- changes in interest rates and in the cost and terms of debt financing;
- absence of liquidity in credit markets which limits the availability and amount of debt financing;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;
- the ongoing need for capital improvements, particularly in older structures;
- changes in operating expenses; and
- civil unrest, acts of God, including earthquakes, floods and other natural disasters such as Hurricane Katrina in New Orleans in August 2005, which may result in uninsured losses, and acts of war or terrorism, including the consequences of the terrorist acts, such as those that occurred on September 11, 2001.

We may decide to sell our hotels in the future. We cannot predict whether we will be able to sell any hotel property or loan for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a hotel property or loan.

We may be required to expend funds to correct defects or to make improvements before a hotel property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a hotel property, we may agree to lock-out provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could have a material adverse effect on our operating results and financial condition, as well as our ability to comply with our loan covenants and to pay distributions to stockholders.

Future acquisitions may not yield the returns expected, may result in disruptions to our business, may strain management resources and may result in stockholder dilution.

Our business strategy may not ultimately be successful and may not provide positive returns on our investments. Acquisitions may cause disruptions in our operations and divert management's attention away from day-to-day operations. The issuance of equity securities in connection with any acquisition could be substantially dilutive to our stockholders.

Our hotels may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property, which would reduce our cash available for distribution. In addition, the presence of significant mold could expose us to liability from our guests, employees or our management company and others if property damage or health concerns arise.

Risks Related to Our Organization and Structure

Our failure to qualify as a REIT under the federal tax laws will result in substantial tax liability, which would reduce the amount of cash available for distribution to our stockholders.

The federal income tax laws governing REITs are complex.

We intend to operate in a manner that will maintain our qualification as a REIT under the federal income tax laws. The REIT qualification requirements are extremely complex, however, and interpretations of the federal income tax laws governing qualification as a REIT are limited. We have not applied for or obtained a ruling from the Internal Revenue Service that we will qualify as a REIT. Accordingly, we cannot be certain that we will be successful in operating so we can qualify as a REIT. At any time, new laws, interpretations or court decisions may change the federal tax laws or the federal income tax consequences of our qualification as a REIT.

Failure to make distributions could subject us to tax.

In order to maintain our qualification as a REIT, each year we must pay out to our stockholders in distributions at least 90% of our REIT taxable income, excluding net capital gain. To the extent that we satisfy this distribution minimum, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4.0% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than the minimum amount specified under federal tax laws. Our only source of funds to make these distributions comes from rent and dividends we receive from our TRS Lessee, which in turn receives revenues from hotel operations. Accordingly, we may be required to borrow money or sell assets to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4.0% nondeductible excise tax in a particular year.

Failure to qualify as a REIT would subject us to federal income tax.

If we fail to remain qualified as a REIT in any taxable year (including, but not limited to, a failure resulting from not making the minimum required distribution), and if the relief provisions were not to apply, we will be subject to federal income tax on our taxable income. If we fail to qualify as a REIT, we would not be required to make any distributions. In addition, any distributions that we do make will not be deductible by us. This would substantially reduce our earnings, our cash available to pay distributions, and the value of our common stock.

The resulting tax liability might cause us to borrow funds, liquidate some of our investments, or take other steps that could negatively affect our operating results in order to pay any such tax. Moreover, if our REIT status is terminated because of our failure to meet a technical REIT requirement and the relief provisions did not excuse our failure to qualify as a REIT, or if we voluntarily revoke our election, we generally would be disqualified from re-electing treatment as a REIT until the fifth taxable year after the year in which we failed to qualify as a REIT.

Failure to qualify as a REIT may cause us to reduce or eliminate distributions to our stockholders, and we may face increased difficulty in raising capital or obtaining financing.

If we fail to remain qualified as a REIT, we may have to reduce or eliminate any distributions to our stockholders in order to satisfy our income tax liabilities. Any distributions that we do make to our stockholders would be treated as taxable dividends to the extent of our current and accumulated earnings and profits. This may result in negative investor and market perception regarding the market value of our common stock, and the value of your shares of our common stock may be reduced. In addition, we may face increased difficulty in raising capital or obtaining financing if we fail to qualify or remain qualified as a REIT because of the resulting tax liability and potential reduction of our market valuation.

MHI Holding and our TRS Lessee increase our overall tax liability.

MHI Holding and our TRS Lessee are subject to federal and state income tax on their taxable income, which will consist of the revenues from the hotels leased by our TRS Lessee, net of the operating expenses for such hotels and rent payments to us. Accordingly, although our ownership of our TRS Lessee will allow us to participate in the operating income from our hotels in addition to receiving rent, that operating income will be fully subject to income tax. The after-tax net income of our TRS Lessee is available for distribution to us.

We will incur a 100% excise tax on transactions with MHI Holding and our TRS Lessee that are not conducted on an arm's-length basis. For example, to the extent that the rent paid by our TRS Lessee to us exceeds an arm's-length rental amount, such amount potentially will be subject to this excise tax. We intend that all transactions between us and MHI Holding and our TRS Lessee will be conducted on an arm's-length basis and, therefore, that the rent paid by our TRS Lessee to us will not be subject to this excise tax.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets. For example:

- We will be required to pay tax on undistributed REIT taxable income.
- We may be required to pay "alternative minimum tax" on our items of tax preference.
- If we have net income from the disposition of foreclosure property held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay tax on that income at the highest corporate rate.
- If we sell a property in a "prohibited transaction," our gain from the sale would be subject to a 100% penalty tax. A "prohibited transaction" would be a sale of property, other than a foreclosure property, held primarily for sale to customers in the ordinary course of business.
- MHI Holding is a fully taxable corporation and is required to pay federal and state taxes on its income, which will consist of the revenues from the hotels leased from our operating partnership, net of the operating expenses for such hotels and rent payments to us.

Our ability to effect a merger or other business combination transaction may be restricted by our operating partnership agreement.

Conflicts of interest relating to a merger or other business combination transactions involving our change of control may occur between us and Andrew Sims, our chairman, president and chief executive officer, William Zaiser, our executive vice president and chief financial officer and Kim Sims, Christopher Sims, and Edward Stein, three of our directors. Our operating partnership's agreement of limited partnership provides that the holders of 66.7% of the outstanding limited partnership interests in our operating partnership (including our limited partnership interest in our operating partnership) must approve such a merger or other business combination transaction, unless the holders of 50.0% or more of the outstanding limited partnership interests (excluding our limited partnership interest) approves such a merger or other business combination transaction. As of December 31, 2008, Andrew Sims, William Zaiser, Kim Sims, Christopher Sims and Edward Stein beneficially own approximately 21.59% of our outstanding limited partnership interests, and we own approximately 65.0%. Although our stockholders must approve a merger or other business combination transaction under applicable Maryland law, under our operating partnership agreement, limited partners, including certain of our officers and directors, must approve certain other business combination transactions involving us. These approval rights of limited partners may lead to conflicts of interest, which could result in decisions that do not fully reflect our best interests or the best interests of our stockholders.

In addition, in the event of a change of control of our company, the limited partners will have the right, for a period of 30 days following the change of control event, to cause the operating partnership to redeem all of the units held by the limited partners for a cash amount equal to the cash redemption amount otherwise payable upon redemption pursuant to the partnership agreement. This cash redemption right may make it more unlikely or difficult for a third party to propose or consummate a change of control transaction, even if such transaction were in the best interests of our stockholders.

Complying with REIT requirements may cause us to forego attractive opportunities that could otherwise generate strong risk-adjusted returns and instead pursue less attractive opportunities, or none at all.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of generating strong risk-adjusted returns on invested capital for our stockholders.

Complying with REIT requirements may force us to liquidate otherwise attractive investments, which could result in an overall loss on our investments.

To maintain qualification as a REIT, we must ensure that at the end of each calendar quarter at least 75.0% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities (other than government securities, qualified real estate assets and securities of one or more taxable REIT subsidiaries) generally cannot include more than 10.0% of the outstanding voting securities of any one issuer or more than 10.0% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5.0% of the value of our assets (other than government securities, qualified real estate assets and securities of one or more taxable REIT subsidiaries) can consist of the securities of any one issuer, and no more than 25.0% of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences. If we fail to comply with these requirements at the end of any calendar quarter, and the failure exceeds a de minimis threshold, we may be able to preserve our REIT status if the failure was due to reasonable cause and not to willful neglect. In this case, we will be required to dispose of the assets causing the failure within six months after the last day of the quarter in which the failure occurred, and we will be required to pay an additional tax of the greater of $50,000 or the product of the highest applicable tax rate multiplied by the net income generated on those assets. As a result, we may be required to liquidate otherwise attractive investments.

Taxation of dividend income could make our common stock less attractive to investors and reduce the market price of our common stock.

The federal income tax laws governing REITs, or the administrative interpretations of those laws, may be amended at any time. Any new laws or interpretations may take effect retroactively and could adversely affect us or could adversely affect you as a stockholder. Under current law, "qualified dividends," which include dividends from domestic C corporations that are received before 2011 and paid to noncorporate stockholders are subject to a reduced rate of tax of 15.0%. Because REITs generally do not pay corporate-level taxes as a result of the dividends paid deduction to which they are entitled, dividends from REITs generally are not treated as qualified dividends and thus do not qualify for the 15.0% reduced tax rate. If the federal income tax laws extended the applicability of the 15.0% tax rate on qualified dividends to taxable years beginning after December 31, 2010, noncorporate investors could view an investment in non-REIT corporations as more attractive than an investment in REITs because the dividends they would receive from non-REIT corporations would be subject to lower tax rates.

Provisions of our charter may limit the ability of a third party to acquire control of our company.

Aggregate Share and Common Share Ownership Limits

Our charter provides that no person may directly or indirectly own more than 9.9% of the value of our outstanding shares of stock or more than 9.9% of the number of our outstanding shares of common stock. These ownership limitations may prevent an acquisition of control of our company by a third party without our board of directors' approval, even if our stockholders believe the change of control is in their interest. Our board of directors has discretion to waive that ownership limit if the board receives evidence that ownership in excess of the limit will not jeopardize our REIT status.

Authority to Issue Stock

Our amended and restated charter authorizes our board of directors to issue up to 49,000,000 shares of common stock and up to 1,000,000 shares of preferred stock, to classify or reclassify any unissued shares of common stock or preferred stock and to set the preferences, rights and other terms of the classified or reclassified shares. Issuances of additional shares of stock may have the effect of delaying or preventing a change in control of our company, including transactions at a premium over the market price of our stock, even if stockholders believe that a change of control is in their interest. We will be able to issue additional shares of stock or preferred stock without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Provisions of Maryland law may limit the ability of a third party to acquire control of our company.

Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10.0% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special appraisal rights and special stockholder voting requirements on these combinations; and
- "control share" provisions that provide that "control shares" of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

We have opted out of these provisions of the MGCL, in the case of the business combination provisions of the MGCL by resolution of our board of directors, and in the case of the control share provisions of the MGCL pursuant to a provision in our bylaws. However, our board of directors may by resolution elect to opt in to the business combination provisions of the MGCL and we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL in the future.

Additionally, Title 8, Subtitle 3 of the MGCL permits our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement takeover defenses, some of which (for example, a classified board) we do not yet have. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for our company or of delaying, deferring or preventing a change in control of our company under the circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then current market price.

Provisions in our executive officers' employment agreements and the strategic alliance agreement may make a change of control of our company more costly or difficult.

Our employment agreements with Mr. Andrew Sims, our chief executive officer, and Mr. William Zaiser, our chief financial officer, contain provisions providing for substantial payments to these officers in the event of a change of control of our company. Specifically, if we terminate these executive's employment without cause or the executive resigns with good reason, which includes a failure to nominate Mr. Sims to our board of directors or his involuntary removal from our board of directors, unless for cause or by vote of the stockholders, or if there is a change of control, each of these executives is entitled to the following:

- any accrued but unpaid salary and bonuses;
- vesting of any previously issued stock options and restricted stock;
- payment of the executive's life, health and disability insurance coverage for a period of five years following termination;
- any unreimbursed expenses; and
- a severance payment equal to five times the executive's combined salary base and actual bonus compensation for the preceding fiscal year.

In the event that the employment of Mr. David Folsom, our chief operating officer, is terminated without cause or he resigns for good reason, Mr. Folsom is entitled to receive the sum of the following amounts:

- any accrued but unpaid salary and bonuses;
- issuance and vesting of any previously granted stock options or restricted stock (including unissued shares conditioned upon and in consideration of Mr. Folsom's employment through dates set forth in the employment agreement);
- payment of life, health and disability insurance coverage for a period of three years following termination;
- any unreimbursed expenses; and
- and a severance payment equal to three times of the executive's combined salary and actual bonus compensation for the preceding fiscal year.

In addition, these executives will receive additional payments to compensate them for the additional taxes, if any, imposed on them under Section 4999 of the Internal Revenue Code by reason of receipt of excess parachute payments.

These provisions may make a change of control of our company, even if it is in the best interests of our stockholders, more costly and difficult and may reduce the amounts our stockholders would receive in a change of control transaction.

Our ownership limitations may restrict or prevent you from engaging in certain transfers of our common stock.

In order to maintain our REIT qualification, we cannot be closely held (i.e., no more than 50.0% in value of our outstanding stock cannot be owned, directly or indirectly, by or for not more than five individuals during the last half of any taxable year (other than the first year for which a REIT election is made)). To preserve our REIT qualification, our charter contains a 9.9% aggregate share ownership limit and a 9.9% common share ownership limit. Generally, any shares of our stock owned by affiliated persons will be added together for purposes of the aggregate share ownership limit, and any shares of common stock owned by affiliated owners will be added together for purposes of the common share ownership limit.

If anyone transfers shares in a way that would violate the aggregate share ownership limit or the common share ownership limit, or prevent us from continuing to qualify as a REIT under the federal income tax laws, those shares instead will be transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares will not violate the aggregate share ownership limit or the common share ownership limit. If this transfer to a trust fails to prevent such a violation or fails to preserve our continued qualification as a REIT, then we will consider the initial intended transfer to be null and void from the outset. The intended transferee of those shares will be deemed never to have owned the shares. Anyone who acquires shares in violation of the aggregate share ownership limit, the common share ownership limit or the other restrictions on transfer in our charter bears the risk of suffering a financial loss when the shares are redeemed or sold if the market price of our stock falls between the date of purchase and the date of redemption or sale.

The board of directors' revocation of our REIT status without stockholder approval may decrease our stockholders' total return.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we would become subject to federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

The ability of our board of directors to change our major corporate policies may not be in your interest.

Our board of directors determines our major corporate policies, including our acquisition, financing, growth, operations and distribution policies. Our board may amend or revise these and other policies from time to time without the vote or consent of our stockholders.

We do not have the ability to control the sale of any hotel properties acquired through our joint venture program with The Carlyle Group ("Carlyle").

Pursuant to the terms of the program agreement with Carlyle, we will retain a minority interest of 10.0% to 25.0% in each investment. Carlyle controls all major decisions relating to each investment, including, but not limited to, the sale of individual investment properties. Carlyle will determine the timing and terms and conditions of sale of each investment property. Specifically, we will not be able to control the timing and terms and conditions of sale of our interest in the Crowne Plaza Hollywood Beach Resort.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on a joint venture partners' financial condition and disputes between our joint venture partners and us.

In August 2007, we purchased a 25.0% indirect, non-controlling interest in the Crowne Plaza Hollywood Beach Resort through a joint venture with Carlyle. Carlyle owns a 75.0% controlling interest in the joint venture and is in a position to exercise sole decision-making authority regarding the property including, but not limited to, the method and timing of disposition of the property.

We may co-invest in the future with Carlyle or other third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or joint venture partners might become bankrupt or fail to fund their share of required capital contributions. Partners or joint venture partners may have economic or other business interests or goals, which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we, nor the partner or joint venture partner, would have full control over the partnership or joint venture. Disputes between us and partners or joint venture partners may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by, or disputes with, partners or joint venture partners might result in subjecting properties owned by the partnership or joint venture to additional risk. We may also, in certain circumstances, be liable for the actions of our third-party partners or joint venture partners. For example, we may be required to guarantee indebtedness incurred by a partnership, joint venture or other entity for the purchase or renovation of a hotel property. Such a guarantee may be on a joint and several basis with our partner or joint venture partner in which case we may be liable in the event such party defaults on its guaranty obligation.

We agreed to provide to certain of the contributors of our initial properties opportunities to guarantee liabilities of our operating partnership which may limit our ability to make similar opportunities available to owners of properties that we would like to purchase. This limitation may adversely affect our ability to acquire properties in the future.

Under certain of the tax indemnification agreements, we agreed to use commercially reasonable efforts during the protected period to make available to certain contributors opportunities to guarantee liabilities of our operating partnership. By guaranteeing liabilities of the operating partnership, the contributors will be entitled to defer recognition of gain in connection with the contribution of certain hotels. As a consequence of the allocation of debt to them for tax purposes by virtue of guaranteeing the liabilities of the operating partnership, contributors will not be deemed to have received a distribution under the applicable provisions of the Code. In the case of our tax indemnification obligation, the protected period continues until the earlier of:

- 10 years after the contribution of such property; or
- the date on which the contributor no longer owns, in the aggregate, at least 25.0% of the units we issued to the contributor at the time of its contribution of property to our operating partnership.

The obligation to make guarantee opportunities available to the contributors could adversely affect our ability to acquire additional properties in the future by reducing the amount of debt that could be guaranteed by other, future contributors.

Our executive officers have limited experience operating a public company or a REIT, which could increase our general and administrative costs and reduce our cash available for distributions.

Prior to the completion of our initial public offering in December 2004, none of our senior executive officers had any experience operating a public company or a REIT. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions. As a result, we may incur higher general and administrative expenses than our competitors that are managed by persons with greater experience operating a public company or a REIT, which would reduce our net income and cash available for distribution.

We are a company with limited operating history, and we might not be able to operate our business or implement our operating policies and strategies successfully, which could negatively impact our ability to make distributions and cause you to lose all or part of your investment.

We were incorporated in Maryland in August 2004 and have only operated our business since the close of our initial public offering on December 21, 2004. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our business objectives and that the value of your investment could decline substantially. The results of our operations will depend on many factors, including the availability of opportunities for investment, readily accessible short and long-term funding alternatives in the financial markets and economic conditions. Furthermore, if we cannot successfully operate our business or implement our operating policies and strategies as described in this report, it could negatively impact our ability to make distributions and cause you to lose all or part of your investment.

Our success depends on key personnel whose continued service is not guaranteed.

We depend on the efforts and expertise of our chairman, president and chief executive officer, Andrew Sims; our executive vice president and chief operating officer, David Folsom; and our executive vice president and chief financial officer, William Zaiser, to manage our day-to-day operations and strategic business direction. The loss of any of their services could have an adverse effect on our operations.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2. *Properties*

As of March 20, 2009, we owned the following nine hotel properties:

Property	Number of Rooms	Location
Operating Properties		
Crowne Plaza Hampton Marina	172	Hampton, Virginia
Crowne Plaza Jacksonville Riverfront	292	Jacksonville, Florida
Holiday Inn Brownstone	187	Raleigh, North Carolina
Holiday Inn Laurel West	207	Laurel, Maryland
Hilton Philadelphia Airport	331	Philadelphia, Pennsylvania
Hilton Savannah DeSoto	246	Savannah, Georgia
Hilton Wilmington Riverside	272	Wilmington, North Carolina
Sheraton Louisville Riverside	181	Jeffersonville, Indiana
Property Under Development		
Crowne Plaza Tampa Westshore(1)	225	Tampa, Florida
Total number of rooms	2,113	

(1) The property formerly operated as the Tampa Clarion Hotel in Tampa, Florida re-opened in March 2009, after completing an 16-month extensive renovation, as the Crowne Plaza Tampa Westshore.

The Company owns a 25.0% indirect non-controlling interest in the 311-room Crowne Plaza Hollywood Beach Resort in Hollywood, Florida through a joint venture with Carlyle.

The Company also owns leasehold interests in two commercial units at the Shell Island Resort, a condominium resort property located in Wrightsville Beach, North Carolina. One lease relates to the restaurant, kitchens, meeting rooms, ballroom, laundry, maintenance shop, offices and certain maid closets. The second lease relates to the resort's common areas and includes the lobby, swimming pools, outdoor café, front desk, back office, gift shop, certain storage areas, and ingress and egress throughout the building, including parking areas.

Item 3. *Legal Proceedings*

We are not involved in any material litigation, nor to our knowledge, is any material litigation threatened against us. We are involved in routine litigation arising out of the ordinary course of business, all of which is expected to be covered by insurance, and none of which is expected to have a material impact on our financial condition or results of operations.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of our stockholders during the fourth quarter of the fiscal year ended December 31, 2008.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Prior to March 11, 2008, our common stock traded on the American Stock Exchange under the symbol "MDH". On March 11, 2008, we terminated our listing on the American Stock Exchange and listed our common stock on the NASDAQ® Stock Market also under the symbol "MDH". The following table sets forth, for the indicated period, the high and low sales prices for the common stock, as reported on the NASDAQ:

	Price Range	
	High	Low
Year Ended December 31, 2008		
First Quarter	$ 9.97	$5.71
Second Quarter	$ 6.80	$5.00
Third Quarter	$ 7.25	$3.79
Fourth Quarter	$ 5.45	$1.03
Year Ended December 31, 2007		
First Quarter	$10.39	$9.55
Second Quarter	$10.90	$9.98
Third Quarter	$11.00	$9.70
Fourth Quarter	$10.20	$7.15

The closing price of our common stock on the NASDAQ® Stock Market on March 17, 2009 was $1.15 per share.

Stockholder Information

As of March 2, 2009, there were 3,449 holders of record of our common stock.

In order to comply with certain requirements related to our qualification as a REIT, our charter, subject to certain exceptions, limits the number of common shares that may be owned by any single person or affiliated group to 9.9% of the outstanding common shares.

Dividend and Distribution Information

We elected to be taxed as a REIT commencing with our taxable year ending December 31, 2004. To maintain qualification as a REIT, we are required to make annual distributions to our stockholders of at least 90% of our REIT taxable income, excluding net capital gain, which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles. Our ability to pay distributions to our stockholders will depend, in part, upon our receipt of distributions from our operating partnership which may depend upon receipt of lease payments with respect to our properties from our TRS Lessee, and in turn, upon the management of our properties by our hotel manager. Distributions to our stockholders will generally be taxable to our stockholders as ordinary income; however, because a portion of our investments will be equity ownership interests in hotels, which will result in depreciation and non-cash charges against our income, a portion of our distributions may constitute a tax-free return of capital. To the extent not inconsistent with maintaining our REIT status, our TRS may retain any after-tax earnings.

In January 2008, we declared a dividend payment of $0.17 per common share for the quarter ended March 31, 2008. The dividend was paid on April 11, 2008. In April 2008, we declared a dividend payment of $0.17 per common share for the quarter ended June 30, 2008. The dividend was paid on July 11, 2008. In July

2008, we declared a dividend payment of $0.17 per common share for the quarter ended September 30, 2008. The dividend was paid on October 11, 2008. In January 2009, we declared a dividend payment of $0.01 per common share for the quarter ended December 31, 2008. The dividend will be paid March 30, 2009.

In January 2007, we declared a dividend payment of $0.17 per common share for the quarter ended March 31, 2007. The dividend was paid on April 11, 2007. In April 2007, we declared a dividend payment of $0.17 per common share for the quarter ended June 30, 2007. The dividend was paid on July 11, 2007. In July 2007, we declared a dividend payment of $0.17 per common share for the quarter ended September 30, 2007. The dividend was paid on October 11, 2007. In October 2007, we declared a dividend payment of $0.17 per common share for the quarter ended December 31, 2007. The dividend was paid January 11, 2008.

In December 2008, in the interest of capital preservation within the current economic environment, and based on the expectation that the U.S. economy, and in particular the lodging industry, will continue to face declining operating trends through 2009, we amended our dividend policy. We subsequently entered into a third amendment to our revolving credit facility which imposes additional restrictions on the timing of the payment and the amount of cash dividends but permits us to pay by the end of our fiscal year that amount of cash dividends necessary to maintain REIT status, providing certain conditions are met before additional distributions can be made. This may result in a reduction in the level of dividend payouts compared to the level of dividend payments we have made in recent years.

The amount of future distributions will be based upon quarterly operating results, general economic conditions, requirements for capital improvements, the availability of debt and equity capital, the Internal Revenue Code's annual distribution requirements, and other factors, which our board of directors deem relevant. The amount, timing and frequency of distributions will be authorized by our board of directors and declared by us based upon a variety of factors deemed relevant by our directors, and no assurance can be given that our distribution policy will not change in the future.

Item 6. ***Selected Financial Data***

The following table sets forth selected historical financial data for MHI Hospitality Corporation beginning with its commencement of operations on December 21, 2004. The table sets forth selected historical financial data for MHI Hotel Services Group. For periods ending prior to December 21, 2004, MHI Hotel Services Group is considered the predecessor to MHI Hospitality Corporation for accounting purposes.

The financial data for MHI Hotels Services Group is comprised of financial information for the entities and interests formerly under common ownership and control by Edgar Sims, Jr., Jeanette Sims, Andrew Sims, Kim Sims and Christopher Sims. MHI Hotels Services Group formerly included three of our initial hotel properties: the Holiday Inn Downtown Williamsburg, the Hilton Wilmington Riverside and the Hilton Savannah DeSoto. Ownership interests in the entities that owned these properties were contributed to our operating partnership upon the completion of our initial public offering. The following selected historical financial data for MHI Hospitality Corporation for the years ended December 31, 2008, 2007, 2006 and 2005 and the period December 21, 2004 to December 31, 2004, and for MHI Hotels Services Group for the period January 1, 2004 to December 20, 2004 were derived from audited combined financial statements contained elsewhere in this Annual Report on Form 10-K. These financial statements have been audited by Witt Mares, PLC (formerly PKF Witt Mares, PLC and Witt, Mares & Company, PLC) our independent registered public accounting firm. The audited historical financial statements include reclassifications and all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial condition and the results of operations as of those dates and for those periods under accounting principles generally accepted in the United States of America.

The information presented below is only a summary and does not provide all of the information contained in our financial statements and those of our predecessor entities, including notes thereto, and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

MHI HOSPITALITY CORPORATION AND PREDECESSOR
SELECTED HISTORICAL FINANCIAL DATA

	MHI Hospitality Corporation					MHI Hotels Services Group
	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Period from December 21, 2004 to December 31, 2004	Period from January 1, 2004 to December 20, 2004
Statement of Operations						
Total Revenues	$ 70,762,732	$ 69,814,379	$ 67,241,797	$ 55,173,554	$ 624,403	$ 23,194,692
Total Operating Expenses excluding Depreciation and Amortization	(58,810,002)	(55,014,439)	(52,802,704)	(44,452,064)	(4,707,616)	(17,622,400)
Depreciation and Amortization	(6,346,222)	(5,050,234)	(4,916,721)	(4,071,774)	(124,504)	(1,515,228)
Net Operating Income (Loss)	5,606,509	9,749,706	9,522,372	6,649,716	(4,207,717)	4,057,064
Interest Income	72,547	132,714	253,954	126,741	340	1,753
Interest Expense	(6,811,460)	(4,211,785)	(4,261,422)	(2,802,230)	(57,437)	(2,057,828)
Other Income – Net	(1,263,304)	(2,034,539)	(127,876)	(235,378)	—	(90,877)
Minority Interest	322,127	(1,362,967)	(1,889,387)	(1,407,268)	1,587,550	(663,011)
Income Tax Benefit (Provision)	1,475,695	187,888	(253,966)	257,218	180,413	—
Income (Loss) from Discontinued Operations	—	—	(62,663)	(107,348)	(37,371)	(253,823)
Net Income (Loss)	$ (597,887)	$ 2,461,017	$ 3,181,012	$ 2,481,451	$ (2,534,222)	$ 993,278
Statement of Cash Flows						
Cash from (used in) Operations – net	$ 7,214,566	$ 12,786,427	$ 11,095,731	$ 6,772,110	$ (2,980,647)	$ 3,098,610
Cash from (used in) Investing – net	(51,931,701)	(35,002,314)	(12,959,755)	(16,092,787)	(58,120,919)	(892,300)
Cash from (used in) Financing – net	42,447,582	24,759,096	2,807,705	1,508,134	69,415,919	(2,125,840)
Net Increase (Decrease) in Cash	$ (2,269,553)	$ 2,543,209	$ 943,681	$ (7,812,543)	$ 8,314,353	$ 80,470
Balance Sheet						
Total Assets[1]	$211,218,434	$159,958,990	$127,602,813	$118,385,923	$ 94,232,244	$ —
Total Long-Term Debt including Current Portion[1]	72,256,168	55,000,000	41,607,099	42,686,943	27,753,188	—
Total Current and Long-Term Liabilities[1]	157,442,238	100,083,094	64,579,738	53,364,455	33,366,674	—
Minority Interest[1]	17,461,147	19,689,453	21,001,287	21,805,572	21,118,257	—
Total Stockholders' Equity[1]	36,315,049	40,186,443	42,021,788	43,215,896	39,747,313	—
Operating Data						
Average Number of Available Rooms	1,776	1,537	1,537	1,375	1,245	520
Total Number of Available Room Nights	649,867	561,005	561,005	502,021	13,695	184,600
Occupancy Percentage[2]	61.9%	69.8%	69.7%	69.6%	37.6%	70.6%
Average Daily Rate (ADR)[2]	$ 123.55	$ 118.86	$ 112.22	$ 103.34	$ 79.66	$ 114.33
RevPAR[2]	$ 76.51	$ 82.97	$ 78.26	$ 71.96	$ 29.98	$ 80.67
Additional Financial Data						
FFO[3]	$ 6,292,400	$ 9,249,327	$ 10,038,636	$ 8,462,468	$ (6,972,633)	$ 3,303,551
Earnings Per Share	$ (0.09)	$ 0.36	$ 0.47	$ 0.37	$ (0.42)	$ —

(1) As of the period end.

(2) Occupancy Percent is calculated by dividing the total daily number of rooms sold by the total daily number of rooms available. Average Daily Rate, ADR, is calculated by dividing the total daily room revenue by the total daily number of rooms sold. Revenue Per Available Room, RevPAR, is calculated by dividing the total daily room revenue by the total daily number of rooms available.

(3) Funds from Operations, FFO, is used by industry analysts and investors as a supplemental operating performance measure of an equity REIT. FFO is calculated in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, NAREIT. FFO, as defined by NAREIT, represents net income or loss determined in accordance with GAAP, excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated operating real estate assets, plus certain non- cash items such as real estate asset depreciation and amortization, and after adjustment for any minority interest from unconsolidated partnerships and joint ventures. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by itself. Thus, NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from GAAP net income. Management believes that the use of FFO, combined with the required GAAP presentations, has improved the understanding of the operating results of REITs among the investing public and made comparisons of REIT operating results more meaningful. Management considers FFO to be a useful measure of adjusted net income (loss) for reviewing comparative operating and financial performance because we believe FFO is most directly comparable to net income (loss), which remains the primary measure of performance, because by excluding gains or losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization, FFO assists in comparing the operating performance of a company's real estate between periods or as compared to different companies. Although FFO is intended to be a REIT industry standard, other companies may not calculate FFO in the same manner as we do, and investors should not assume that FFO as reported by us is comparable to FFO as reported by other REITs. Below is a reconciliation of FFO to net income (loss).

	MHI Hospitality Corporation					**MHI Hotels Services Group**
	Year Ended December 31, 2008	**Year Ended December 31, 2007**	**Year Ended December 31, 2006**	**Year Ended December 31, 2005**	**Period from December 21, 2004 to December 31, 2004**	**Period from January 1, 2004 to December 20, 2004**
Reconciliation of FFO						
Net Income (Loss)	$ (597,887)	$2,461,017	$ 3,181,012	$2,481,451	$(2,534,221)	$ 993,278
Add Minority Interest	(322,127)	1,362,967	1,852,888	1,436,064	(1,611,311)	595,539
Add Depreciation and Amortization	6,346,222	5,050,234	5,053,589	4,309,575	172,899	1,714,734
Add Equity in Depreciation on Joint Venture	545,659	135,445	—	—	—	—
Subtract Gain/ Add Loss on Asset Disposal	320,533	239,664	(48,853)	235,378	—	—
Funds From Operations	$6,292,400	$9,249,327	$10,038,636	$8,462,468	$(3,972,633)	$3,303,551

FFO does not represent cash generated from operating activities as determined by accounting principles generally accepted in the United States of America ("GAAP") and should not be considered as an alternative to GAAP net income, as an indication of our financial performance, or to cash flow from operating activities as determined by GAAP, as a measure of liquidity. In addition, FFO is not indicative of funds available to fund cash needs, including the ability to make cash distributions.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We are a self-advised REIT incorporated in Maryland in August 2004 to pursue current and future opportunities in the full-service, upper upscale, upscale and mid-scale segments of the hotel industry. We commenced operations in December 2004 when we completed our initial public offering and acquired six hotel properties. Since the initial public offering, we have engaged in the following acquisitions and dispositions:

- On July 22, 2005, we acquired the Crowne Plaza Jacksonville Riverfront (formerly, the Hilton Jacksonville Riverfront).
- On August 10, 2006, we sold the Holiday Inn Downtown Williamsburg.
- On September 20, 2006, we acquired the Louisville Ramada Riverfront Inn, which has been through an extensive renovation and which we re-opened in May 2008 as the Sheraton Riverside Louisville.
- On August 8, 2007, through our joint venture with Carlyle, we acquired a 25.0% indirect non-controlling interest in the Crowne Plaza Hollywood Beach Resort, a newly renovated 311-room hotel in Hollywood, Florida.
- On October 29, 2007, we acquired a hotel in Tampa, Florida, formerly known as the Tampa Clarion Hotel, which has been through an extensive renovation and which we re-opened in March 2009 as the Crowne Plaza Tampa Westshore.
- On April 24, 2008, we acquired the Hampton Marina Hotel in Hampton, Virginia, which has been renovated and was converted to the Crowne Plaza Hampton Marina in October 2008.

Our hotel portfolio currently consists of nine full-service, upper upscale and mid-scale hotels. These hotels are 100% owned by subsidiaries of our operating partnership. We also own a 25.0% indirect non-controlling interest in the Crowne Plaza Hollywood Beach Resort and we have a leasehold interest in a resort condominium facility in Wrightsville Beach, North Carolina. As of December 31, 2008, we owned the following nine hotel properties:

Property	Number of Rooms	Location	Date of Acquisition
Operating Properties			
Hilton Philadelphia Airport	331	Philadelphia, PA	December 21, 2004
Holiday Inn Laurel West	207	Laurel, MD	December 21, 2004
Holiday Inn Brownstone	187	Raleigh, NC	December 21, 2004
Hilton Wilmington Riverside	272	Wilmington, NC	December 21, 2004
Hilton Savannah DeSoto	246	Savannah, GA	December 21, 2004
Crowne Plaza Jacksonville Riverfront	292	Jacksonville, FL	July 22, 2005
Sheraton Louisville Riverside	181	Jeffersonville, IN	September 20, 2006
Crowne Plaza Hampton Marina	172	Hampton, VA	April 24, 2008
Property Under Development			
Crowne Plaza Tampa Westshore(1)	225	Tampa, FL	October 29, 2007
Total	2,113		

(1) The property formerly operated as the Tampa Clarion Hotel in Tampa, Florida recently completed extensive renovations and re-opened in March 2009 as the Crowne Plaza Tampa Westshore.

We conduct substantially all our business through our operating partnership, MHI Hospitality, L.P. We are the sole general partner of our operating partnership and we own an approximate 65.0% interest in our operating partnership, with the remaining interest being held by limited partners who were contributors of our original hotel properties and related assets.

To qualify as a REIT, we cannot operate hotels. Therefore, our operating partnership leases our hotel properties to our TRS Lessee. Our TRS Lessee has engaged MHI Hotels Services to manage our hotels. Our TRS Lessee and its parent, MHI Hospitality TRS Holding, Inc., are consolidated into our financial statements for accounting purposes. The earnings of MHI Hospitality TRS Holding, Inc. are subject to taxation similar to other C corporations.

Key Operating Metrics

In the hotel industry, most categories of operating costs, with the exception of franchise, management, and credit card fees and the costs of the food and beverages served, do not vary directly with revenues. This aspect of our operating costs creates operating leverage, whereby changes in sales volume disproportionately impact operating results. Room revenue is the most important category of revenue and drives other revenue categories such as food and beverage and telephone. There are three key performance indicators used in the hotel industry to measure room revenues:

- Occupancy, or the number of rooms sold, usually expressed as a percentage of total rooms available;
- Average daily rate or ADR, which is total room revenue divided by the number of rooms sold; and
- Revenue per available room or RevPAR, which is the room revenue divided by the total number of available room nights.

Results of Operations

Comparison of Year Ended December 31, 2008 to Year Ended December 31, 2007

The following table illustrates the key operating metrics for the years ended December 31, 2008 and 2007 for our eight operational properties ("actual properties") as well as the six properties in our portfolio that were under our control during all of 2008 and 2007 ("same-store" properties). Accordingly, the same store data does not reflect the performance of the property previously operated as the Louisville Ramada Riverfront Inn, the property previously operated as the Tampa Clarion Hotel or the property in Hampton, Virginia previously operated as the Hampton Marina Hotel.

	Year Ended December 31, 2008		Year Ended December 31, 2007	
	Actual	Same-Store	Actual	Same-Store
Occupancy %	61.9%	66.5%	69.8%	69.8%
ADR	$123.55	$120.06	$118.86	$118.86
RevPAR	$ 76.51	$ 79.88	$ 82.97	$ 82.97

Revenue. Total revenue for the year ended December 31, 2008 was approximately $70.7 million, an increase of approximately $0.9 million or 1.4% from total revenue for the year ended December 31, 2007 of approximately $69.8 million. Increases in room revenue attributable to the opening of the Sheraton Louisville Riverside and the acquisition of the Crowne Plaza Hampton Marina offset declines in room revenues at our property in Savannah while it was under renovation. The overall increase in room revenue offset a decrease in food and beverage revenue.

Room revenues at our properties for the year ended December 31, 2008 increased approximately $1.6 million or 3.3% to approximately $48.1 million compared to room revenues for the year ended December 31, 2007 of approximately $46.5 million. Room revenue from the newly opened Sheraton Louisville Riverside and our recently acquired Crowne Plaza Hampton Marina accounted for incremental room revenues of approximately $3.2 million. The incremental revenue from these two properties offset a decline in room revenue at the Hilton Savannah DeSoto of approximately $1.8 million while it was undergoing renovations. Despite the decline in occupancy and revenue at our Savannah property, our same-store set of hotels produced RevPAR of $79.88, a decrease of only 3.7% over RevPAR of $82.97 for the year ended December 31, 2007. With the progressive slowing of the economy through the last half of the year and the precipitous decline in business travel and consumer spending, we experienced weakened demand in each of the markets in which we operate. We expect lower demand to continue as the general economic slowdown persists, but total room revenue to increase with the opening of the Crowne Plaza Tampa Westshore and a full year of operations at the Sheraton Louisville Riverside and the Crowne Plaza Hampton Marina.

Food and beverage revenues at our properties for the year ended December 31, 2008 decreased approximately $1.1 million or 5.8% to approximately $18.4 million compared to food and beverage revenues for the year ended December 31, 2007 of approximately $19.5 million. Food and beverage revenue from the newly opened Sheraton Louisville Riverside and our recently acquired Crowne Plaza Hampton Marina accounted for incremental food and beverage revenue of approximately $1.1 million. The incremental revenue from these two properties offset a decline in food and beverage revenue from the Hilton Savannah DeSoto during its renovation, as well as the Hilton Wilmington Riverside. The Hilton Wilmington Riverside closed its restaurant in mid-2007 and entered into a lease with a franchisee of Ruth's Chris Steakhouse restaurant. Revenues from the new lease are reflected in other operating revenues. With the exception of the Holiday Inn Brownstone in Raleigh, North Carolina, we experienced lessened demand for banqueting services in all of our markets due to the weakening economy.

Other operating revenues for the year ended December 31, 2008 increased approximately $0.5 million or 14.4% to approximately $4.2 million compared to other operating revenues for the year ended December 31, 2007 of approximately $3.7 million. Lease revenue from new restaurant tenants at the Hilton Wilmington Riverside and the Sheraton Louisville Riverside, as well as the asset management fee we received from the joint venture that owns the Crowne Plaza Hollywood Beach Resort, constituted a significant portion of the increase.

Hotel Operating Expenses. Hotel operating expenses, which consist of room expenses, food and beverage expenses, other direct expenses, indirect expenses, and management fees, increased approximately $4.0 million or 7.7% for the year ended December 31, 2008 to approximately $55.9 million compared to hotel operating expenses for the year ended December 31, 2007 of approximately $51.9 million. If not for the opening of the Sheraton Louisville Riverside and the acquisition of the Crowne Plaza Hampton Marina, hotel operating expenses would have decreased approximately $1.5 million or 2.9%. We expect hotel operating expenses to increase with the opening of the Crowne Plaza Tampa Westshore and a full year of operations at the Sheraton Louisville Riverside and the Crowne Plaza Hampton Marina.

Rooms expense at our properties for the year ended December 31, 2008 increased approximately $1.3 million or 10.8% to approximately $13.6 million compared to rooms expense of approximately $12.3 million for the year ended December 31, 2007. Rooms expense from the Sheraton Louisville Riverside and the Crowne Plaza Hampton Marina, as well as additional charges for three months of outside laundry services at our Philadelphia property necessitated by the breakdown of laundry equipment in mid-January 2008, accounted for the increase in rooms expense. Food and beverage expenses at our properties for the year ended December 31, 2008 decreased approximately $0.2 million or 1.7% to approximately $13.4 million compared to food and beverage expense of approximately $13.7 million for the year ended December 31, 2007. A significant decrease in sales of food and beverage through banqueting services at many of our properties and lower food costs at our Wilmington property due to closure of the restaurant were partially offset by food and beverage costs related to our newly opened operations at the Sheraton Louisville Riverside and operations at our newly acquired hotel in Hampton, Virginia.

Indirect expenses at our properties for the year ended December 31, 2008 increased approximately $2.9 million or 11.7% to approximately $28.0 million compared to indirect expenses of approximately $25.1 million for the year ended December 31, 2007. Sales and marketing costs, franchise fees, utilities, repairs and maintenance, insurance, management fees, real and personal property taxes as well as general and administrative costs at the property level are included in indirect expenses. Indirect expenses related to the opening of the Sheraton Louisville Riverside and the acquisition of the Crowne Plaza Hampton Marina account for the increase in indirect expenses.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2008 increased approximately $1.3 million or 25.7% to approximately $6.3 million compared to depreciation and amortization expense of approximately $5.0 million for the year ended December 31, 2007. The increase in depreciation and amortization was attributable to the renovations placed in service at the Hilton Wilmington Riverside, the Hilton Savannah DeSoto and the Sheraton Louisville Riverside as well as the acquisition and renovation of the Crowne Plaza Hampton Marina. We expect to realize higher levels of depreciation and amortization expense after the Crowne Plaza Tampa Westshore opens in March 2009 and is placed into service and a full year of depreciation and amortization expense is reflected for renovations completed in 2008.

Corporate General and Administrative. Corporate general and administrative expenses for the year ended December 31, 2008 decreased approximately $0.2 million or 6.3% to approximately $2.9 million compared to corporate general and administrative expenses of approximately $3.1 million for the year ended December 31, 2007. A substantial portion of the decrease is attributable to the lower bonuses in 2008 compared to 2007 awarded to the principal executive officers pursuant to the cash bonus plan established in the first quarter 2007 by the Nominating, Corporate Governance and Compensation Committee of the Board of Directors. We also incurred one-time legal fees in 2007 to structure the program and operating agreements that will allow us to jointly acquire, develop and operate hotel assets and, perhaps, hotel portfolios with Carlyle.

Interest Expense. Interest expense for the year ended December 31, 2008 increased approximately $2.6 million or 61.7% to approximately $6.8 million (net of capitalized interest of approximately $1.6 million) compared to approximately $4.2 million of interest expense (net of capitalized interest of approximately $1.0 million) for the year ended December 31, 2007. Higher interest expense relates to borrowings on the credit facility used to fund the renovations at the Hilton Wilmington Riverside; interest expense on the borrowings on the credit facility associated with the Sheraton Louisville Riverside subsequent to its re-opening and completion of its renovations; borrowings on the mortgage on the Hilton Savannah DeSoto for completion of the renovations at that property, as well as borrowings associated with the purchase of the property in Hampton, Virginia. Interest expense will also increase once the Crowne Plaza Tampa Westshore opens in March 2009 and interest on the borrowings related to that property are no longer capitalized. Higher interest rates on our revolving credit facility related to the execution of the third amendment will result in higher interest costs.

Impairment of Note Receivable. Impairment of note receivable represents a $0.3 million valuation allowance against the $0.4 million promissory note we received upon sale of the Holiday Inn Downtown Williamsburg in August 2006. After entering into default earlier in early 2008, the property was sold at auction in August 2008 for less than the total mortgage indebtedness on the property. We are pursuing the collection of the note, which was guaranteed by individuals affiliated with the debtor. A charge for impairment is being taken in anticipation that a negotiated settlement for less than the full value of the note is more likely to occur than collection of the full face value of the note.

Equity Loss in Joint Venture. Equity income in the joint venture was approximately $50,000 for the year ended December 31, 2008 compared to an equity loss in the joint venture of approximately $1.0 million for the year ended December 31, 2007 and represents our 25.0% share of the net income of the Crowne Plaza Hollywood Beach Resort. During the year ended December 31, 2008, the joint venture was able to restructure the mortgage on the property by purchasing a $22.0 million principal balance junior participation in the outstanding loan on the property at a price of $19.0 million resulting in a $3.0 million gain on extinguishments of debt of the joint venture. For the year ended December 31, 2008, the Crowne Plaza Hollywood Beach Resort reported occupancy of 59.0%, ADR of $151.64 and RevPAR of $89.49. This compares with results reported by the hotel for the first few months of operation ending December 31, 2007, of occupancy of 32.1%, ADR of $144.94 and RevPAR of $46.58.

Income Taxes. The income tax benefit for the year ended December 31, 2008 increased more than six-fold to approximately $1.5 million compared to an income tax benefit for the year ended December 31, 2007 of approximately $0.2 million. The income tax benefit is primarily derived from the operations of our TRS lessee. The net operating loss of our TRS lessee for the year ended December 31, 2008 was significantly larger than the net operating loss for the year ended December 31, 2007.

Net Income. Net income for the year ended December 31, 2008 swung to a loss of approximately $0.6 million compared to net income of approximately $2.5 million for the year ended December 31, 2007 as a result of the operating results discussed above.

Comparison of Year Ended December 31, 2007 to Year Ended December 31, 2006

The following table illustrates the key operating metrics for the years ended December 31, 2007 and 2006 for the six operational properties that are in our current portfolio that were under our control in both 2007 and 2006. Accordingly, it does not reflect the performance of the Holiday Inn Downtown Williamsburg, the property previously operated as the Louisville Ramada Riverfront Inn, the property previously operated as the Hampton Marina Hotel or the property previously operated as the Tampa Clarion Hotel.

	Year Ended December 31,	
	2007	2006
Occupancy %	69.8%	69.7%
ADR	$118.86	$112.22
RevPAR	$ 82.97	$ 78.26

(1) The statistics presented for the current portfolio reflect the full-year metrics for all of the six operational hotels in our portfolio at the end of 2007.

Revenue. Total revenue for the year ended December 31, 2007 was approximately $69.8 million, an increase of approximately $2.6 million or 3.8% from total revenue for the year ended December 31, 2006 of approximately $67.2 million. Strong growth in room revenues of approximately 6.0% was offset by the loss of non-recurring consulting fees of approximately $0.7 million from the developer of the Crowne Plaza Hollywood Beach Resort in Hollywood, Florida.

Room revenues at our properties for the year ended December 31, 2007 increased approximately $2.6 million or 6.0% to approximately $46.5 million compared to room revenues for the year ended December 31, 2006 of approximately $43.9 million. A 6.0% increase in RevPAR was achieved through a combined increase in occupancy of 0.1% and average ADR growth of 5.9%. We experienced increases in ADR at our Philadelphia property due to a better mix of business and a strong market. Our property in Laurel, Maryland also contributed to the increase in ADR as we experienced improved results from our efforts to reposition the property. Occupancy increases at our properties in Savannah, Georgia and Jacksonville, Florida were offset by occupancy decreases at our property in Wilmington, North Carolina that had been undergoing significant renovations from April 2007 through April 2008.

Food and beverage revenues at our properties for the year ended December 31, 2007 increased approximately $0.4 million or 2.1% to approximately $19.5 million compared to food and beverage revenues for the year ended December 31, 2006 of approximately $19.1 million. With the exception of our Savannah, Georgia and Philadelphia properties where we saw a significant increase in demand for banqueting services, the remainder of our properties experienced weaker demand for such services. Overall, while room sales from group business remained strong, the demand for banqueting services from those groups had not been as strong.

Other operating revenues for the year ended December 31, 2007 decreased approximately $0.5 million or 11.4% to approximately $3.7 million compared to other operating revenues for the year ended December 31, 2006 of approximately $4.2 million. In the last half of 2006, we realized approximately $0.7 million in non-recurring consulting fees from the developer of the Hollywood, Florida property.

Hotel Operating Expenses. Hotel operating expenses, which consist of room expenses, food and beverage expenses, other direct expenses, indirect expenses, and management fees, increased approximately $1.7 million or 3.3% for the year ended December 31, 2007 to approximately $51.9 million compared to hotel operating expenses for the year ended December 31, 2006 of approximately $50.2 million.

Rooms expense at our properties for the year ended December 31, 2007 increased approximately $0.2 million or 1.3% to approximately $12.3 million compared to rooms expense of approximately $12.1 million for the year ended December 31, 2006. As a percent of room revenues, rooms expense fell from 27.6% to 26.4%. The decrease was due to one-time costs realized in the year ended December 31, 2006 to replace room amenities at our Hilton brand properties.

Food and beverage expenses at our properties for the year ended December 31, 2007 increased approximately $0.7 million or 5.0% to approximately $13.7 million compared to food and beverage expense of approximately $13.0 million for the year ended December 31, 2006. Higher food costs and increased costs related to the renovation of the kitchen at the Wilmington, North Carolina property contributed to the increase in food and beverage expense. Indirect expenses at our properties for the year ended December 31, 2007 increased approximately $0.9 million or 3.5% to approximately $25.1 million compared to indirect expenses of approximately $24.2 million for the year ended December 31, 2006.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2007 increased approximately $0.1 million or 2.7% to approximately $5.0 million compared to depreciation and amortization expense of approximately $4.9 million for the year ended December 31, 2006.

Corporate General and Administrative. Corporate general and administrative expenses for the year ended December 31, 2007 increased approximately $0.5 million or 21.1% to approximately $3.1 million compared to corporate general and administrative expenses of approximately $2.6 million for the year ended December 31, 2006. A substantial portion of the increase is attributable to the bonuses granted pursuant to the cash bonus plan for principal executive officers established in the first quarter 2007 by the Nominating, Corporate Governance and Compensation Committee of the Board of Directors. We also incurred additional legal fees in structuring the program and operating agreements that will allow us to jointly acquire, develop and operate hotel assets and, perhaps, hotel portfolios with Carlyle.

Net Operating Income. Operating income for the year ended December 31, 2007 increased approximately $0.2 million or 2.4% to approximately $9.7 million compared to approximately $9.5 million of operating income for the year ended December 31, 2006 as a result of the operating results discussed above.

Interest Expense. Interest expense for the year ended December 31, 2007 decreased approximately $0.05 million or 1.2% to approximately $4.2 million (net of capitalized interest of approximately $1.0 million) compared to approximately $4.3 million of interest expense (net of capitalized interest of approximately $0.2 million) for the year ended December 31, 2006. Lower interest expense related to borrowings on the credit facility for working capital purposes was partially offset by higher interest expense on the mortgage on the Wilmington Hilton Riverside.

Equity Loss in Joint Venture. Equity loss in the joint venture for the year ended December 31, 2007 represents our share of the start-up costs for the Crowne Plaza Hollywood Beach Resort as well as the initial operating losses incurred during the first three months of operation. During the first few months of operation ending December 31, 2007, the hotel reported occupancy of 32.1%, ADR of $144.94 and RevPAR of $46.58.

Income Taxes. We experienced an income tax benefit for the year ended December 31, 2007 of approximately $0.2 million compared to an income tax provision of approximately $0.3 million for the year ended December 31, 2006. The income tax benefit in the current year was largely due to our share of start-up expenses and initial operating losses from our joint venture with Carlyle related to the opening of the Crowne Plaza Hollywood Beach Resort.

Net Income. Net income for the year ended December 31, 2007 decreased approximately $0.7 million or 22.6% to approximately $2.5 million compared to approximately $3.2 million for the year ended December 31, 2006 as a result of the operating results discussed above.

Sources and Uses of Cash

Operating Activities. Our principal source of cash to meet our operating requirements, including distributions to unit holders and stockholders as well as repayments of indebtedness, is the operations of our hotels. Cash flow provided by operating activities for the year ended December 31, 2008 was approximately $7.2 million. We expect that the net cash provided by operations will be adequate to fund the Company's operating requirements, debt service and the payment of dividends in accordance with federal income tax laws which require us make annual distributions to our stockholders of at least 90% of our REIT taxable income, excluding net capital gain. We declared dividends of $0.17 per share (unit) paid on January 11, 2008, April 11, 2008 and July 11, 2008, which we funded out of working capital.

Investing Activities. Approximately $44.4 million was spent during the year ended December 31, 2008 on renovations and capital improvements. Approximately $20.3 million was spent to complete renovations at the Hilton Wilmington Riverside, the Hilton Savannah DeSoto and the Sheraton Louisville Riverside. Approximately $18.6 million was spent on renovations on the Crowne Plaza Tampa Westshore, which opened in March 2009. Lastly, we spent approximately $4.2 million on the renovation of the Crowne Plaza Hampton Marina pursuant to a product improvement plan required in conjunction with its Crowne Plaza license.

On April 24, 2008, we used approximately $2.1 million to purchase the 172-room Hampton Marina Hotel in Hampton, Virginia. To facilitate the purchase, a subsidiary of the Company assumed $5.75 million of existing indebtedness.

On June 13, 2008, we used approximately $4.8 million to restructure the mortgage on the Crowne Plaza Hollywood Beach Resort in which we own a 25.0% minority interest through our joint venture with Carlyle. The joint venture purchased a $22.0 million junior participation in the existing mortgage for $19.0 million. These activities represent the most significant cash flow used in investing activities for the year ended December 31, 2008 totaling approximately $51.9 million.

Financing Activities. For the year ended December 31, 2008, net cash provided by financing activities was approximately $42.4 million. During the course of the year, we drew $38.8 million on our revolving credit facility to fund continued renovations at the Crowne Plaza Tampa Westshore, the remainder of the renovations at the Hilton Wilmington Riverside and the Sheraton Louisville Riverside, the acquisition of the Crowne Plaza Hampton Marina and our contribution to the joint venture that owns the Crowne Plaza Hollywood Beach Resort, in order to restructure the mortgage loan on that property. We also drew $9.0 million on the mortgage on the Hilton Savannah DeSoto to fund the remainder of the renovations at that property, as well.

We incurred costs of approximately $0.6 million associated with the modification of our revolving credit facility and made principal payments of approximately $0.5 million as required by the existing indebtedness we assumed upon purchase of the Crowne Plaza Hampton Marina. We also used approximately $7.2 million to make distributions to our unitholders and dividends to holders of our common stock.

Capital Expenditures

Since mid-2004, we have completed product improvement plans ("PIP"s) in connection with the licensing or re-licensing at eight of our nine properties. With the exception of a product improvement plan in connection with the re-licensing of the Holiday Inn Brownstone, whose franchise license expires in March 2011, we anticipate that our need for recurring capital expenditures for the replacement and refurbishment of furniture, fixtures and equipment, as well as debt service, over the next 12 to 24 months will be lower than historical norms for our properties and the industry. Historically, we have aimed to maintain overall capital expenditures at 4.0% of gross revenue. However, in light of the current slowdown of the economy and in the interest of preserving capital, we aim to restrict capital expenditures to the replacement of broken or damaged furniture and equipment and the acquisition of items mandated by our licensors that are necessary to maintain our brand affiliations. We anticipate that capital expenditures for the replacement and refurbishment of furniture, fixtures and equipment that are not related to a product improvement plan should total 1.5% to 2.0% of gross revenues during the next 12 to 24 months.

During the next 12 months, we expect capital expenditures will be funded by our replacement reserve accounts, other than costs that we incur to make capital improvements required by our franchisors. With respect to three of our hotels, the reserve accounts are escrowed accounts with funds deposited monthly and reserved for capital improvements or expenditures. We deposit an amount equal to 4.0% of gross revenue for both the Hilton Savannah DeSoto and Hilton Wilmington Riverside and 4.0% of room revenues for the Crowne Plaza Jacksonville Riverfront. Our intent for the capital expenditures at all hotels is to maintain overall capital expenditures at 4% of gross revenue.

In July 2007, the franchise license for the Hilton Savannah DeSoto Hotel was renewed and extended to July 2018. To comply with the re-licensing agreement, we must complete a product improvement plan, which was completed in February 2009 and totaled approximately $11.0 million. Approximately $9.9 million had been expended as of December 31, 2008. The remainder of the renovations will be funded by additional borrowings on our credit facility.

On October 29, 2007, we purchased the property formerly known as the Tampa Clarion Hotel in Tampa, Florida which re-opened in March 2009 as the Crowne Plaza Tampa Westshore. Renovation costs are estimated at approximately $23.0 million, of which approximately $19.3 million had been expended as of December 31, 2008. The remainder of renovations will be funded by additional borrowings on our credit facility.

On April 24, 2008, we purchased the Hampton Marina Hotel in Hampton, Virginia for approximately $7.85 million, including transfer costs. On February 27, 2008, we obtained a 10-year franchise agreement with InterContinental Hotels Group to brand the property as a Crowne Plaza hotel. In conjunction with the license agreement, we were required to complete a product improvement plan, which was completed in February 2009 and totaled approximately $4.5 million. Approximately $4.2 million had been expended as of December 31, 2008. We intend to fund the balance of the renovations through additional draws on the financing secured by property's mortgage that was refinanced in June 2008.

Liquidity and Capital Resources

As of December 31, 2008, we had cash and cash equivalents of approximately $4.3 million, of which $2.6 million was in restricted reserve accounts and real estate tax escrows. As of December 31, 2008, our revolving credit facility, under which we may borrow up to $80.0 million, had an outstanding balance of approximately $73.2 million. We expect that our cash on hand combined with our cash flow from our hotels should be adequate to fund continuing operations, recurring capital expenditures for the refurbishment and replacement of furniture, fixtures and equipment, as well as scheduled payments of principal and interest. We estimate that in order to complete all the capital projects to which we are committed, we will require capital ranging from approximately $5.0 million to $7.0 million with most of the capital required during the first quarter 2009. We expect that approximately $1.8 million will come from restricted reserve accounts and approximately $0.7 million will be obtained through additional draws on the financing secured by the mortgage on the Crowne Plaza Hampton Marina. We expect that the remaining capital will be funded by additional borrowings on our credit facility.

In light of the current weak economy and current market conditions, we recently undertook several measures to enhance our liquidity position. On February 9, 2009, we borrowed $4.75 million from the Carlyle entity that is the other member of the joint venture entity that owns the Crowne Plaza Hollywood Beach Resort. On February 19, 2009, we entered into a third amendment to our credit agreement with BB&T, as administrative agent and lender. Among other things, the amendment eases our total leverage ratio test by increasing our total maximum permitted leverage from 55.0% to 62.5% of the total value of our assets and establishes new methodologies for valuing certain of our hotel properties through April 2010. We also agreed to add our hotel property in Laurel, Maryland to the credit agreement's borrowing base to improve our liquidity position by adding additional assets to secure our credit facility against which we may borrow. We also amended our dividend policy to limit our annual dividend distribution level to 90% of taxable income, consistent with the level necessary to maintain our REIT status.

Our ability to maintain existing levels of debt on our existing credit facility is dependent on our ability to comply with various financial covenants in our credit facility. These covenants contemplate, among others, minimum levels of cash flow that ensure our ability to pay the interest due under the credit facility as well as sufficient levels of financial performance to support the valuations of the properties upon which we depend to comply with the leverage covenant and loan-to-value requirements of the credit agreement. The general economic slowdown has significantly affected both our cash flows and operating profits and curtailed the margins by which we satisfy these and other financial covenants.

Insofar as the weakness in the economy has curtailed the margins by which we satisfy some of our loan covenants, our ability to fund acquisitions through additional borrowing may also be reduced. In addition, our credit agreement imposes limitations on our ability to incur additional debt. Any significant acquisitions of hotel properties in the short-term would require us to raise additional capital. Should the current economic slowdown and weakness in the lodging industry intensify and reduce our operating cash flows and financial performance below the levels necessary to comply with the financial covenants of the credit facility, we may be required to make significant payments on our credit facility. Our ability to make significant payment on our credit facility is dependent on our ability to raise additional capital. Current sources of capital are severely constrained and we may not be able to raise capital to replace or repay our credit facility if necessary. Sources of additional capital to fund any acquisitions in the short-term or to fund any required reductions in the amount outstanding on the credit facility may include a combination of some or all of the following:

- The issuance of additional shares of our common stock;
- The issuance of additional units in the operating partnership;
- The disposition of core or non-core assets; and
- The sale or contribution of some of our wholly owned properties, development projects or development land to strategic joint ventures to be formed with unrelated investors, which would have the net effect of generating additional capital through such sale or contribution.

Without additional capital, we currently have to forego future acquisitions.

Beyond the funding of any required principal reduction on our existing credit facility, future acquisitions or development activity, our medium and long-term capital needs will generally include the retirement of maturing mortgage debt, amounts outstanding under our secured credit facility, and obligations under our tax indemnity agreements, if any. We remain committed to maintaining a flexible capital structure. Accordingly, in addition to the sources described above with respect to our short-term liquidity, we expect to meet our long-term liquidity needs through a combination of some or all of the following:

- The issuance by the operating partnership of the Company and/or their subsidiary entities of secured and unsecured debt securities to the extent permitted by our credit agreement;
- The incurrence by the subsidiaries of the operating partnership of mortgage indebtedness in connection with the acquisition or refinancing of hotel properties;
- The issuance of additional shares of our common stock or preferred stock;
- The issuance of additional units in the operating partnership;
- The selective disposition of non-core assets; and
- The sale or contribution of some of our wholly owned properties, development projects or development land to strategic joint ventures to be formed with unrelated investors, which would have the net effect of generating additional capital through such sale or contributions.

We anticipate that our available cash and cash equivalents and cash flows from operating activities, with cash available from borrowings and other sources, will be adequate to meet our capital and liquidity needs in both the short and long term. However, if these sources of funds are insufficient or unavailable, our ability to satisfy cash payment obligations and make stockholder distributions may be adversely affected.

Mortgage Debt

We have approximately $72.3 million of outstanding mortgage debt. The following table sets forth the mortgage debt outstanding at December 31, 2008:

Property	Principal Balance as of December 31, 2008	Prepayment Penalties	Interest Rate	Maturity Date	Amortization Provisions
	(In thousands)				
Crowne Plaza Hampton Marina	$ 8,256	None	LIBOR + 2.75%(1)	Jun 2011(2)	None
Crowne Plaza Jacksonville Riverfront	18,000	(3)	8.00%	Jul 2010(2)	None
Hilton Savannah DeSoto	23,000	(4)	6.06%	Jul 2017	25 years(5)
Hilton Wilmington Riverside	23,000	(4)	6.21%	Mar 2017	25 years(6)
Total	$72,256				

(1) The note bears a minimum interest rate of 4.75%.
(2) The note may be extended for one 12-month period.
(3) The note may not be prepaid prior to July 2009. A prepayment may be made following that date without penalty.
(4) The note may not be prepaid during the first six years of the term. Prepayment can be made with penalty thereafter until 90 days before maturity.
(5) The note provides for payments of interest only until July 2010 after which payments of principal and interest under a 25-year amortization schedule are due until the note matures in July 2017.
(6) The note provides for payments of interest only until March 2010 after which payments of principal and interest under a 25-year amortization schedule are due until the note matures in March 2017.

Contractual Obligations

The following table outlines our contractual obligations as of December 31, 2008, and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in thousands).

	Payments due by period (in thousands)				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mortgage loans, including interest	$ 98,295	$4,870	$ 35,428	$7,204	$50,793
Revolving credit facility, including interest	73,300	3,258	70,042	—	—
Ground, building and office leases	1,876	490	903	228	255
Totals	$173,471	$8,618	$106,373	$7,432	$51,048

In connection with the acquisition of our six initial hotel properties, we entered into tax indemnity agreements that require us to indemnify the contributors of our initial properties against tax liabilities in the event we sell those properties in a taxable transaction during a 10-year period. Such indemnification obligations could result in aggregate payments of approximately $46.0 million. Our obligations under the tax indemnity agreements may effectively preclude us from selling or disposing of certain of the initial hotels in taxable transactions or reducing our consolidated indebtedness below approximately $11.0 million.

Off Balance Sheet Arrangements. Through a joint venture with a Carlyle subsidiary, we own a 25.0% indirect, non-controlling interest in an entity (the "JV Owner") that acquired the 311-room Crowne Plaza Hollywood Beach Resort in Hollywood, Florida. We have the right to receive a pro rata share of operating surpluses and we have an obligation to fund our pro rata share of operating shortfalls. We also have the opportunity to earn an incentive participation in the net proceeds realized from the sale of the hotel based upon the achievement of certain overall investment returns, in addition to our pro rata share of net sale proceeds. The Crowne Plaza Hollywood Beach Resort is leased to another entity (the "Joint Venture Lessee") in which we also own a 25.0% indirect, non-controlling interest.

Adjacent to the Crowne Plaza Hollywood Beach Resort is a three-acre hotel development site, which is leased by a joint venture entity. That entity, in which we also have a 25.0% indirect ownership interest, has an option to purchase the site, which is improved with a parking garage currently being used by the hotel. The purchase option expires in August 2011 and allows the site to be purchased at fair market value as determined by independent appraisal, but no less than $5.0 million or more than $10.0 million.

The acquisition of the property was funded in part by a mortgage loan in the amount of $57.6 million. The mortgage, which has a two-year term maturing on August 1, 2009, was restructured on June 13, 2008 so that the first $35.6 million bears interest at a rate of LIBOR plus additional interest of 0.98%. The remaining $22.0 million bears a rate of LIBOR plus additional interest of 3.50%. Upon the restructure a fourth entity, in which we own a 25.0% indirect non-controlling interest purchased the $22.0 million junior participation for $19.0 million. The loan can be extended for three one-year periods. The JV Owner executed an interest rate cap agreement capping LIBOR at 6.25%, effectively limiting the interest rate on the mortgage to 8.19% through the maturity date of the loan without extension. Monthly interest-only payments are due throughout the term. The Crowne Plaza Hollywood Beach Resort secures the mortgage. We have provided limited guarantees to the lender with respect to this mortgage.

Carlyle owns a 75.0% controlling interest in both the JV Owner, the Joint Venture Lessee, the entity with the purchase option and the entity that holds the junior participation. Carlyle may elect to dispose of the Crowne Plaza Hollywood Beach without our consent. We account for our non-controlling 25.0% interest in both all these entities the JV Owner and the Joint Venture Lessee under the equity method of accounting.

Distributions to Stockholders. We have elected to be taxed as a REIT commencing with our taxable year ending December 31, 2004. To maintain qualification as a REIT, we are required to make annual distributions to our stockholders of at least 90% of our REIT taxable income, (excluding net capital gain, which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). Our ability to pay distributions to our stockholders will depend, in part, upon our receipt of distributions from our operating partnership which may depend upon receipt of lease payments with respect to our properties from our TRS Lessee, and in turn, upon the management of our properties by our hotel manager. Distributions to our stockholders will generally be taxable to our stockholders as ordinary income; however, because a portion of our investments will be equity ownership interests in hotels, which will result in depreciation and non-cash charges against our income, a portion of our distributions may constitute a tax-free return of capital. To the extent not inconsistent with maintaining our REIT status, our TRS Lessee may retain any after-tax earnings.

The amount, timing and frequency of distributions will be authorized by our board of directors and declared by us based upon a variety of factors deemed relevant by our directors, and no assurance can be given that our distribution policy will not change in the future. Our ability to make distributions is constrained by the terms of the third amendment to our revolving credit facility. While it permits the minimum distributions that allow us to maintain our status as a REIT, it provides conditions that must be met before additional distributions can be made.

Inflation

We generate revenues primarily from lease payments from our TRS Lessee and net income due to the operations of our TRS Lessee. Therefore, we rely primarily on the performance of our properties and the ability of our hotel manager to increase revenues and keep pace with inflation.

Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. However, competitive pressures at some or all of our hotels may limit the ability of our management company to raise room rates.

Seasonality

The operations of our properties historically have been seasonal. The periods from mid-November through mid-February are traditionally slow. The months of March and April are traditionally strong, as is October. The remaining months are generally good, but are subject to the weather and can vary significantly.

Geographic Concentration

Our hotels are located in North Carolina, Georgia, Maryland, Pennsylvania, Florida, Virginia and Indiana.

Competition

The hotel industry is highly competitive with various participants competing on the basis of price, level of service and geographic location. Each of our hotels is located in a developed area that includes other hotel properties. The number of competitive hotel properties in a particular area could have a material adverse effect on occupancy, ADR and RevPAR of our hotels or at hotel properties acquired in the future. We believe that brand recognition, location, the quality of the hotel, consistency of services provided, and price, are the principal competitive factors affecting our hotels.

Critical Accounting Policies

The critical accounting policies are described below. We consider these policies critical because they involve difficult management judgments and assumptions, are subject to material change from external factors or are pervasive, and are significant to fully understand and evaluate our reported financial results.

Investment in Hotel Properties. Hotel properties are stated at cost, net of any impairment charges, and are depreciated using the straight-line method over an estimated useful life of 7-39 years for buildings and 3-10 years for furniture and equipment. In accordance with generally accepted accounting principles, the majority interests in hotels comprising our accounting predecessor, MHI Hotels Services Group, and minority interests held by the controlling holders of our accounting predecessor in hotels acquired from third parties are recorded at historical cost basis. Minority interests in those entities that comprise our accounting predecessor and the interests in hotels, other than those held by the controlling members of our accounting predecessor, acquired from third parties are recorded at fair value.

We review our hotel properties for impairment whenever events or changes in circumstances indicate the carrying value of the hotel properties may not be recoverable. Events or circumstances that may cause us to perform our review include, but are not limited to adverse changes in the demand for lodging at our properties due to declining national or local economic conditions and/or new hotel construction in markets where our hotels are located. When such conditions exist, management performs an analysis to determine if the estimated undiscounted future cash flows from operating activities and the proceeds from the ultimate disposition of a hotel property exceed its carrying value. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying value to the related hotel property's estimated fair market value is recorded and an impairment loss is recognized.

There have been no charges for impairment of hotel properties recorded in 2008, 2007 or 2006.

We estimate the fair market values of our properties through cash flow analysis taking into account each property's expected cash flow generated from operations, holding period and expected proceeds from ultimate disposition. These cash flow analyses are based upon significant management judgments and assumptions including revenues and operating costs, growth rates and economic conditions at the time of ultimate disposition. In projecting the expected cash flows from operations of the asset, we base our estimates on future projected net operating income before depreciation and eliminating non-recurring operating expenses, which is a non-GAAP operational measure, and deduct expected capital expenditure requirements. We then apply growth assumptions based on estimated changes in room rates and expenses and the demand for lodging at our properties, as impacted by local and national economic conditions and estimated or known future new hotel supply. The estimated proceeds from disposition are determined as a matter of management's business judgment based on a combination of anticipated cash flow in the year of disposition, terminal capitalization rate, ratio of selling price to gross hotel revenues and selling price per room.

If actual conditions differ from those in our assumptions, the actual results of each asset's operations and fair market value could be significantly different from the estimated results and value used in our analysis.

Revenue Recognition. Hotel revenues, including room, food, beverage and other hotel revenues, are recognized as the related services are delivered. We generally consider accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If we determine that amounts are uncollectible, which would generally be the result of a customer's bankruptcy or other economic downturn, such amounts will be charged against operations when that determination is made.

Income Taxes. We record a valuation allowance to reduce deferred tax assets to an amount that we believe is more likely than not to be realized. Because of expected future taxable income of our TRS lessee, we have not recorded a valuation allowance to reduce our net deferred tax asset as of December 31, 2008. Should our estimate of future taxable income be less than expected, we would record an adjustment to the net deferred tax asset in the period such determination was made.

Recent Accounting Pronouncements

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. We do not expect SFAS 162 to have a material impact on our consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP 142-3") to improve the consistency between the useful life of a recognized intangible asset (under SFAS 142) and the period of expected cash flows used to measure the fair value of the intangible asset (under SFAS 141(R)). FSP 142-3 amends the factors to be considered when developing renewal or extension assumptions that are used to estimate an intangible asset's life under SFAS 142. The guidance in the new staff position is to be applied prospectively to intangible assets acquired after December 31, 2008. In addition, FSP No. 142-3 increases the disclosure requirements related to renewal or extension assumptions. We are currently evaluating the impact of FSP 142-3 on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161"). SFAS 161 requires expanded disclosures regarding the location and amounts of derivative instruments in an entity's financial statements, how derivative instruments and related hedged items are accounted for under SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, and how derivative instruments and related hedged items affect an entity's financial position, operating results and cash flows. SFAS 161 is effective for periods beginning on or after November 15, 2008. We are currently evaluating what impact SFAS 161 will have on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interest in Consolidated Financial Statements* ("SFAS 160"). SFAS 160 changes the accounting and reporting for minority interest, which will be re-characterized as noncontrolling interests and classified as a component of equity. This new consolidation method significantly changes the accounting for entities with minority interest holders. SFAS 160 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. We are currently evaluating what impact SFAS 160 will have on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) replaces SFAS 141. SFAS 141(R) requires the acquirer of a business to recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value. SFAS 141(R) also requires transaction costs related to the business combination to be expensed as incurred. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The effective date for the Company will be January 1, 2009. We expect SFAS 141(R) will have an impact on our consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions we consummate after the effective date.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 allows entities to voluntarily choose, at specified election dates, to measure many financial assets and liabilities at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. SFAS 159 also established presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. We adopted SFAS 159 January 1, 2008, which had no material impact on our consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by creating a framework for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions that they have taken or expect to take in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company beginning January 1, 2007. The adoption did not have a material impact on our results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to prior practice resulting from the application of SFAS No. 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS 157 was originally effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, but was amended in February 2008 to defer the effective date for one year for certain non-financial assets and liabilities. We adopted SFAS 157 on January 1, 2008, which had no material impact on our financial statements.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS 157 classified the inputs used to measure fair value into the following hierarchy:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 Unadjusted quoted prices in active markets for similar assets or liabilities, or

Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or

Inputs other than quoted prices that are observable for the asset or liability

Level 3 Unobservable inputs for the asset or liability

We endeavor to utilize the best available information in measuring fair value. Financial asset and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our interest-rate swap liability was valued by discounting expected future cash flows based on quoted prices for forward interest-rate contracts. As such, these derivative instruments are classified within level 2.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

The effects of potential changes in interest rates are discussed below. Our market risk discussion includes "forward-looking statements" and represents an estimate of possible changes in fair value or future earnings that would occur assuming hypothetical future movements in interest rates. These disclosures are not precise indicators of expected future losses, but only indicators of reasonably possible losses. As a result, actual future results may differ materially from those presented. The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market interest rates.

To meet in part our long-term liquidity requirements, we will borrow funds at a combination of fixed and variable rates. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. Our revolving credit facility with BB&T required us to hedge at least one-half of the total commitment with an interest-rate swap, which we executed on August 8, 2006 on a notional amount of $30.0 million. As of December 31, 2008, derivative contracts with a fair value of approximately $1.9 million were included in accrued liabilities. From time to time we may enter into other interest rate hedge contracts such as collars, swaps, and treasury lock agreements in order to mitigate our interest rate risk with respect to various debt instruments. We do not hold or issue these derivative contracts for trading or speculative purposes.

As of December 31, 2008, we had $64.0 million of fixed-rate long-term debt and approximately $81.4 million of variable-rate debt. The weighted average interest rate on the fixed-rate long-term debt was 6.66%. A change in market interest rates on the fixed portion of our debt would impact the fair value of the debt, but have no impact on interest incurred or cash flows. Our variable-rate debt is exposed to changes in interest rates, specifically the change in 30-day LIBOR, but would be limited to the effect on the gap between the balance on the revolving credit facility and the $30.0 million notional amount of the interest-rate swap executed August 8, 2006, as well as the balance of the mortgage on the Crowne Plaza Hampton Marina, to the extent that 30-day LIBOR exceeds 2.00%. Assuming that the amount outstanding under our credit facility remains at approximately $73.2 million, the balance at December 31, 2008, and assuming that the amount outstanding on the mortgage on the Crowne Plaza Hampton Marina remains at approximately $8.3 million, also the balance at December 31, 2008, the impact on our annual interest incurred and cash flows of a one percent change in interest rate would be approximately $514,000.

As of December 31, 2007, we had $55.0 million of fixed-rate long-term debt and approximately $34.4 million of variable-rate debt. The weighted average interest rate on the fixed-rate long-term debt was 6.76%. A change in market interest rates on the fixed portion of our debt would impact the fair value of the debt, but have no impact on interest incurred or cash flows. Our variable-rate debt is exposed to changes in interest rates, specifically the change in 30-day LIBOR, but would be limited to the effect on the gap between the balance on the revolving credit facility and the $30.0 million notional amount of the interest-rate swap executed August 8, 2006. Assuming that the amount outstanding under our credit facility remains at approximately $34.4 million, the balance at December 31, 2007, the impact on our annual interest incurred and cash flows of a one percent change in interest rate would be approximately $44,000.

Item 8. *Financial Statements and Supplementary Data*

See Index to Financial Statements and Financial Statement Schedules on page F-1.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

Our management, under the supervision and participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as required by paragraph (b) of Rules 13a-15 and 15d-15 under the Exchange Act), as of December 31, 2008. Based on that evaluation, our Chief Executive Officer and Chief Financial officer have concluded that, as of December 31, 2008, our disclosure controls and procedures were effective and designed to ensure that (i) information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported with the time periods specified in the SEC's rules and instructions, and (ii) information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of the controls can provide absolute assurance that all control issues and instances of fraud, if any, within MHI Hospitality Corporation have been detected.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness over internal control over financial reporting as of December 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework.* Our management has concluded that, as of December 31, 2008, our internal control over financial reporting is effective based on these criteria.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

There was no change in MHI Hospitality Corporation's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a-15 and 15d-15 under the Exchange Act during MHI Hospitality Corporation's last fiscal quarter that materially affected, or is reasonably likely to materially affect, MHI Hospitality Corporation's internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

The information required by Items 10-14 is incorporated by reference to our proxy statement for the 2009 annual meeting of stockholders (to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this report).

Item 10. *Directors, Executive Officers and Corporate Governance*

The Company adopted a code of business conduct and ethics, including a conflicts of interest policy that applies to its principal executive officer, principal financial officer, principal accounting officer or controller performing similar functions. We intend to maintain the highest standards of ethical business practices and compliance with all laws and regulations applicable to our business. A copy of the Company's Code of Business Conduct is posted on the Company's external website at www.MHIHospitality.com. The Company intends to post to its website any amendments to or waivers of its code.

Information on our directors is incorporated by reference to the sections captioned "Proposal I—Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" contained in our 2009 Proxy Statement.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to the section captioned "Director and Executive Compensation" contained in our 2009 Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

(a) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Information required by this item is incorporated herein by reference to the section captioned "Principal Holders" of our 2009 Proxy Statement.

(b) SECURITY OWNERSHIP OF MANAGEMENT

Information required by this item is incorporated herein by reference to the section captioned "Principal Holders" of our 2009 Proxy Statement.

(c) CHANGES IN CONTROL

Management of the Company knows of no arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Set forth below is information as of December 31, 2008 with respect to compensation plans under which equity securities of the Registrant are authorized for issuance.

EQUITY COMPENSATION PLAN INFORMATION

	(A) NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	(B) WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	(C) NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE
Equity compensation plans approved by security holders:			
2004 Long Term Incentive Plan(1)	—	—	280,387
Equity compensation plans not approved by security holders:			
None			
Total	N/A	N/A	N/A

(1) On December 21, 2004, we granted 4,000 shares (1,000 each) of restricted stock to our independent directors that vested on December 21, 2005.

On June 1, 2006, we granted 4,000 shares (1,000 shares each) of restricted stock to our independent directors that vested on December 31. 2006.

On June 16, 2006, the Nominating, Corporate Governance and Compensation Committee granted 4,000 shares of restricted stock to certain employees of the Company.

On January 16, 2007, we granted 6,000 shares (1,500 shares each) of restricted stock to our independent directors that vested on December 31, 2007. On February 27, 2007, 1,500 shares of restricted stock were forfeited due to the resignation of one of the directors. On April 27, 2007, 1,500 shares of restricted stock were issued to a new independent director that also vested on December 31, 2007.

On January 23, 2007, we issued 5,000 shares of restricted stock to Mr. Andrew Sims and 4,000 shares of restricted stock to Mr. William Zaiser. On March 13, 2006, the Nominating, Corporate Governance and Compensation Committee had granted these deferred awards, which vested on December 31, 2006.

On January 1, 2008, we issued 10,000 shares of stock to Mr. David Folsom pursuant to the terms of his employment agreement dated January 9, 2006. We also granted 14,000 shares of restricted stock to Mr. Folsom on January 14, 2008 pursuant to the first amendment to that agreement.

On February 6, 2008, we granted 6,000 shares (1,500 each) of restricted stock to our independent directors that vested on December 31, 2008.

On February 6, 2008, we granted 7,250 shares of stock to Mr. Andrew Sims, 3,550 shares of stock to Mr. William Zaiser and 1,813 shares of stock to Mr. David Folsom.

On January 1, 2009, we issued 10,000 shares of stock to Mr. David Folsom pursuant to the terms of his employment agreement dated January 9, 2006. These shares are included in the number of securities remaining available for future issuance at December 31, 2008.

On February 9, 2009, we granted 6,000 shares (1,500 each) of restricted stock to our independent directors that will vest on December 31, 2009.

On February 9, 2009, we granted 5,000 shares of stock to Mr. Andrew Sims, 2,400 shares of stock to Mr. William Zaiser and 1,250 shares of stock to Mr. David Folsom.

In January 2008, we adopted a Long Term Stock Bonus Program, a stock-based compensation program that is implemented in conjunction with our 2004 Long-Term Incentive Plan. The Long Term Stock Bonus Program covers a five year period, which commenced in 2007, and establishes a targeted amount of shares to be awarded to certain principal executive officers in each year, with 8,000 shares targeted annually for Mr. Andrew Sims, 4,000 shares targeted for Mr. William Zaiser and 2,000 shares targeted for Mr. David Folsom. Fifty percent of the targeted amount of shares will be deemed earned each year if the principal executive officer has been continuously employed by us for the full year. The remaining fifty percent of the shares each year will be awarded based on our Company's and/or the principal executive officer's performance in the following four areas: 1) FFO as compared with projections; 2) shareholder return for the year as compared with our peer group; 3) absolute shareholder return, comprised of stock appreciation from the first of each year, together with dividends paid during the year, with 12% as the annual target; and 4) achievement of individual goals. These four areas will be given equal weight, and within each of these four areas, the Nominating, Corporate Governance and Compensation Committee will determine what percentage of the category has been achieved by the principal executive officer and/or our Company.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference to the sections captioned "Certain Relationships and Related Transactions" and "Proposal I – Election of Directors" in our 2009 Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference to the section captioned "Proposal II – Ratification of Appointment of Accountants" in our 2009 Proxy Statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

All other schedules for which provision is made in Regulation S-X are either not required to be included herein under the related instructions or are inapplicable or the related information is included in the footnotes to the applicable financial statement and, therefore, have been omitted.

The following exhibits are filed as part of this Form 10-K:

Exhibits	
3.1	Articles of Amendment and Restatement of MHI Hospitality Corporation.(1)
3.2	Amended and Restated Bylaws of MHI Hospitality Corporation.(2)
3.3	Amended and Restated Agreement of Limited Partnership of MHI Hospitality, L.P.(2)
4.	Form of Common Stock Certificate.(2)
10.1	MHI Hospitality Corporation 2004 Long-Term Incentive Plan.(2)*
10.1A	Form of Restricted Stock Award Agreement between MHI Hospitality Corporation and Participant*
10.2	Form of Executive Employment Agreement between MHI Hospitality Corporation and Andrew M. Sims.(3)*
10.3	Form of Executive Employment Agreement between MHI Hospitality Corporation and William J. Zaiser.(3)*
10.4	Form of Strategic Alliance Agreement between MHI Hospitality Corporation, MHI Hospitality, L.P. and MHI Hotels Services, LLC.(1)
10.5	Form of Master Management Agreement by and between MHI Hospitality TRS, LLC and MHI Hotels Services, LLC.(4)

Exhibits

10.5A	Amendment Number 2, dated January 14, 2008 to the Master Management Agreement, dated December 21, 2004, as amended, by and between MHI Hospitality TRS, LLC and MHI Hotels Services, LLC.(5)
10.6	Contribution Agreement dated August 23, 2004 by and between the owners of Capitol Hotel Associates L.P., L.L.P. and MHI Hospitality, L.P.(6)
10.7	Contribution Agreement dated August 23, 2004 by and between the owners of Savannah Hotel Associates LLC and MHI Hospitality, L.P.(6)
10.8	Contribution Agreement dated August 23, 2004 by and between KDCA Partnership, MAVAS LLC, and MHI Hospitality, L.P.(2)
10.9	Contribution Agreement dated September 8, 2004 by and between Elpizo Limited Partnership, Phileo Land Corporation and MHI Hospitality, L.P.(2)
10.10	Asset Purchase Agreement dated August 19, 2004 by and between Accord LLC, West Laurel Corporation and MHI Hotels Services, LLC.(2)
10.11	Form of Agreement to Assign and Sublease Common Space Lease and Form of Sublease by and between MHI Hospitality L.P. and MHI Hotels, LLC.(2)
10.12	Form of Agreement to Assign and Sublease Commercial Space Lease and Form of Sublease by and between MHI Hospitality L.P. and MHI Hotels Two, Inc.(2)
10.13	Form of Lease Agreement with MHI Hospitality TRS, LLC.(1)
10.14	Management Restructuring Agreement by and between MHI Hospitality TRS, LLC, MHI Hotels Services, LLC and MHI Hospitality, L.P.(7)
10.15	Form of Contribution Agreement by and between MHI Hotels Services, LLC, MHI Hotels, LLC and MHI Hotels Two, Inc.(2)
10.16	Loan Agreement dated as of July 22, 2006, by and between MHI Jacksonville LLC and Mercantile Safe Deposit and Trust Company.(8)
10.17	Promissory Note dated as of July 22, 2006, made by MHI Jacksonville LLC to Mercantile Safe Deposit and Trust Company.(8)
10.18	Purchase, Sale and Contribution Agreement by and between BIT Holdings Seventeen, Inc, MHI Hospitality, L.P., and MHI Hotels, LLC.(9)
10.19	Purchase Agreement by and between MCZ/Centrum Florida VI and MHI Hollywood LLC.(10)
10.19A	Third Amendment to Purchase Agreement by and between MCZ/Centrum Florida XIX, LLC and MHI Hollywood, LLC.(11)
10.19B	Fourth Amendment to Purchase Agreement by and between MCZ/Centrum Florida XIX, LLC and MHI Hollywood, LLC, dated September 1, 2006.(11)
10.19C	Fifth Amendment to Purchase Agreement by and between MCZ/Centrum Florida XIX, LLC and MHI Hollywood, LLC.(12)
10.20	Employment Agreement dated as of January 9, 2006, between MHI Hospitality Corporation and David R. Folsom.(13)*
10.20A	First Amendment, dated January 1, 2008, to the Employment Agreement, dated January 9, 2006, between MHI Hospitality Corporation and David R. Folsom.(5)

Exhibits

10.21	Credit Agreement dated as of May 8, 2006, among MHI Hospitality Corporation, MHI Hospitality, L.P., MHI Hospitality TRS Holding, Inc. as Borrowers and the Initial Guarantors Listed Herein and the Lenders Listed Herein: KeyBank National Association, as Syndication Agent, Regions Bank as Co Documentation Agent, Manufacturers and Traders Trust Company as Co Documentation Agent and Branch Banking and Trust Company.(14)
10.21A	First Amendment to Credit Agreement, dated August 1, 2007.(15)
10.21B	Second Amendment to Credit Agreement, dated April 15, 2008.(16)
10.21C	Third Amendment to Credit Agreement, dated February 18, 2009.(17)
10.22	Purchase Agreement dated as of June 15, 2006, by and between Jay Ganesh, Inc., Hiren Patel, and Capitol Hotel Associates, LP.(18)
10.22A	First Amendment to the Purchase Agreement dated as of June 15, 2006, by and between Jay Ganesh, Inc., Hiren Patel, and Capitol Hotel Associates, LP, dated as of July 25, 2006.(18)
10.22B	Second Amendment to the Purchase Agreement dated as of June 15, 2006, by and between Jay Ganesh, Inc., Hiren Patel, and Capitol Hotel Associates, LP, dated as of August 4, 2006.(18)
10.23	Purchase Agreement dated July 6, 2006, between Riverfront Inn, LLC and MHI Hospitality Corporation.(19)
10.24	Strategic Alliance Agreement dated September 8, 2006 by and among MHI Hospitality, L.P., MHI Hospitality Corporation and Coakley & Williams Hotel Management Company.(20)
10.25	Promissory Note dated March 29, 2007, made by Capitol Hotel Associates, L.P., L.L.P. and MONY Life Insurance Company.(21)
10.26A	Limited Liability Company Agreement of MHI/Carlyle Hotel Investment Program I, L.L.C. dated April 26, 2007.(22)
10.26B	Limited Liability Company Agreement of MHI/Carlyle Hotel Lessee Program I, L.L.C. dated April 26, 2007.(22)
10.26C	Program Agreement for MHI/Carlyle Hotel Investment Program I, L.L.C. and MHI/Carlyle Hotel Lessee Program I, L.L.C. dated April 26, 2007.(22)
10.27	Agreement to Purchase Hotel dated May 25, 2007 between MCZ/Centrum Florida VI Owner, L.L.C. and MHI Hollywood LLC.(12)
10.28	Purchase Agreement between MHI Hospitality Corporation and VanTampa Plaza Hotel, Inc. dated July 16, 2007.(15)
10.29	Employment Agreement dated May 25, 2007 between MHI Hospitality Corporation and Julia Farr Connolly.(23)
10.30	Promissory Note dated August 2, 2007 made by Savannah Hotel Associates L.L. C., to the order of MONY Life Insurance Company.(15)
10.31	Assumption and Consent Agreement by and among Hampton Hotel Associates LLC, US Bank National Association and Hampton Redevelopment and Housing Authority dated April 24, 2008.(24)
10.32	Loan Agreement between Hampton Redevelopment and Housing Authority and Olde Hampton Hotel Associates dated December 1, 1998.(24)
10.33	$7,430,000 Hampton Redevelopment and Housing Authority First Mortgage Revenue Refunding Bonds (Olde Hampton Hotel Associates Project) Series 1998A.(24)

Exhibits

10.34	Indenture of Trust between Hampton Redevelopment and Housing Authority and Crestar Bank dated December 1, 1998.(24)
10.35	Promissory Note by MHI Hotel Investments Holdings, LLC, dated February 9, 2009.(25)
10.36	Guaranty by MHI Hospitality Corporation, dated February 9, 2009.(25)
21.1	List of Subsidiaries of MHI Hospitality Corporation.
23.1	Consent of Witt Mares, PLC.
31.1	Certification of President and Chief Executive Officer pursuant to Exchange Act Rule 13(a)-14 and 15(d)-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13(a)-14 and 15(d)-14, as adopted, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 of the Sarbanes-Oxley Act of 2002.

---

(1) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Pre-Effective Amendment No. 1 to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission on October 20, 2004. (333-118873)

(2) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Pre-Effective Amendment No. 5 to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission on December 13, 2004. (333-118873)

(3) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Pre-Effective Amendment No. 4 to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission on November 29, 2004. (333-118873)

(4) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Pre-Effective Amendment No. 2 to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission on November 2, 2004. (333-118873)

(5) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 18, 2008.

(6) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Pre-Effective Amendment No. 6 to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission on December 15, 2004. (333-118873)

(7) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Pre-Effective Amendment No. 3 to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission on November 15, 2004. (333-118873)

(8) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2005.

(9) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, filed with the Securities and Exchange Commission on August 11, 2005.

(10) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, filed with the Securities and Exchange Commission on November 10, 2005.

(11) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 28, 2006.

(12) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2007.

(13) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 23, 2006.

(14) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, filed with the Securities and Exchange Commission on May 11, 2006.

(15) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2007.

(16) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 17, 2008.

(17) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 25, 2009.

(18) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, filed with the Securities and Exchange Commission on August 8, 2006.

(19) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 26, 2006.

(20) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on March 23, 2007.

(21) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2007.

(22) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 2, 2007.

(23) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, filed with the Securities and Exchange Commission on August 7, 2007.

(24) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, filed with the Securities and Exchange Commission on May 7, 2008.

(25) Incorporated by reference to the corresponding exhibit previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2009.

* Denotes management contract and/or compensatory plan/arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2009

MHI HOSPITALITY CORPORATION

By: /s/ ANDREW M. SIMS
Andrew M. Sims
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ANDREW M. SIMS **Andrew M. Sims**	President, Chief Executive Officer and Chairman of the Board of Directors	March 25, 2009
/s/ WILLIAM J. ZAISER **William J. Zaiser**	Chief Financial Officer and Secretary	March 25, 2009
/s/ ANTHONY E. DOMALSKI **Anthony E. Domalski**	Chief Accounting Officer	March 25, 2009
/s/ J. PAUL CAREY **J. Paul Carey**	Director	March 25, 2009
/s/ JAMES. P. O'HANLON **James P. O'Hanlon**	Director	March 25, 2009
/s/ CHRISTOPHER L. SIMS **Christopher L. Sims**	Director	March 25, 2009
/s/ KIM E. SIMS **Kim E. Sims**	Director	March 25, 2009
/s/ EDWARD S. STEIN **Edward S. Stein**	Director	March 25, 2009
/s/ ANTHONY C. ZINNI **General Anthony C. Zinni**	Director	March 25, 2009

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
MHI Hospitality Corporation
Williamsburg, Virginia 23188

We have audited the accompanying consolidated balance sheets of MHI Hospitality Corporation and subsidiaries as of December 31, 2008 and 2007, the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule of real estate and accumulated depreciation. MHI Hospitality Corporation's management is responsible for these consolidated financial statements and financial statement schedules. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MHI Hospitality Corporation and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Witt Mares, PLC

Witt Mares, PLC

Norfolk, Virginia
March 9, 2009

MHI HOSPITALITY CORPORATION

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
Investment in hotel properties, net	$154,295,611	$109,430,559
Properties under development	33,101,773	31,237,237
Investment in joint venture	10,253,732	5,583,072
Cash and cash equivalents	1,719,147	3,988,700
Restricted cash	2,573,444	1,750,029
Accounts receivable, net	1,352,203	1,666,417
Accounts receivable-affiliate	53,795	11,814
Prepaid expenses, inventory and other assets	4,603,118	2,550,112
Note receivable, net	100,000	400,000
Shell Island lease purchase, net	1,852,941	2,264,705
Deferred financing costs, net	1,312,670	1,076,345
TOTAL ASSETS	**$211,218,434**	**$159,958,990**
LIABILITIES		
Line of credit	$ 73,187,858	$ 34,387,858
Mortgage loans	72,256,168	55,000,000
Accounts payable and accrued liabilities	11,451,976	8,478,441
Dividends and distributions payable	—	1,807,883
Advance deposits	546,236	408,912
TOTAL LIABILITIES	157,442,238	100,083,094
Minority interest in operating partnership	17,461,147	19,689,453
Commitments and contingencies (see Note 9)		
STOCKHOLDERS' EQUITY		
Preferred stock, par value $0.01, 1,000,000 shares authorized, 0 shares issued and outstanding	—	—
Common stock, par value $0.01, 49,000,000 shares authorized, 6,939,613 shares and 6,897,000 shares issued and outstanding at December 31, 2008 and 2007, respectively	69,396	68,970
Additional paid in capital	48,586,775	48,321,505
Distributions in excess of retained earnings	(12,341,122)	(8,204,032)
TOTAL STOCKHOLDERS' EQUITY	36,315,049	40,186,443
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$211,218,434**	**$159,958,990**

The accompanying notes are an integral part of these financial statements.

MHI HOSPITALITY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

	2008	2007	2006
REVENUE			
Rooms department	*$48,088,703*	*$46,544,928*	*$43,902,272*
Food and beverage department	*18,417,430*	*19,549,325*	*19,140,975*
Other operating departments	*4,256,599*	*3,720,126*	*4,198,550*
Total revenue	***70,762,732***	***69,814,379***	***67,241,797***
EXPENSES			
Hotel operating expenses			
Rooms department	*13,588,565*	*12,265,770*	*12,105,920*
Food and beverage department	*13,426,296*	*13,661,511*	*13,006,643*
Other operating departments	*837,751*	*865,256*	*868,631*
Indirect	*28,016,410*	*25,084,554*	*24,230,330*
Total hotel operating expenses	***55,869,022***	***51,877,091***	***50,211,524***
Depreciation and amortization	*6,346,222*	*5,050,234*	*4,916,721*
Corporate general and administrative	*2,940,979*	*3,137,349*	*2,591,180*
Total operating expenses	***65,156,223***	***60,064,674***	***57,719,425***
NET OPERATING INCOME	***5,606,509***	***9,749,705***	***9,522,372***
Other income (expense)			
Interest expense	*(6,811,460)*	*(4,211,785)*	*(4,261,422)*
Interest income	*72,547*	*132,715*	*253,954*
Impairment of note receivable	*(300,000)*	—	—
Equity income (loss) in joint venture	*48,496*	*(1,023,083)*	—
Unrealized loss on hedging activities	*(691,268)*	*(771,792)*	*(176,729)*
Gain (Loss) on disposal of assets	*(320,533)*	*(239,664)*	*48,853*
Net income (loss) before minority interest in operating partnership and income taxes	***(2,395,709)***	***3,636,096***	***5,387,028***
Minority interest in operating partnership	*322,127*	*(1,362,967)*	*(1,889,387)*
Income tax (provision) benefit	*1,475,695*	*187,888*	*(253,966)*
Net income (loss) from continuing operations	***(597,887)***	***2,461,017***	***3,243,675***
Net loss from discontinued operations, net	—	—	*(62,663)*
NET INCOME (LOSS)	***$ (597,887)***	***$ 2,461,017***	***$ 3,181,012***
Continuing operations per share			
Basic	*$ (0.09)*	*$ 0.36*	*$ 0.48*
Diluted	*$ (0.09)*	*$ 0.36*	*$ 0.48*
Discontinued operations per share			
Basic	*$ 0.00*	*$ 0.00*	*$ (0.01)*
Diluted	*$ 0.00*	*$ 0.00*	*$ (0.01)*
Net income (loss) per share			
Basic	*$ (0.09)*	*$ 0.36*	*$ 0.47*
Diluted	*$ (0.09)*	*$ 0.36*	*$ 0.47*
Weighted average number of shares outstanding			
Basic	*6,937,234*	*6,843,736*	*6,708,526*
Diluted	*6,973,731*	*6,903,736*	*6,775,775*

The accompanying notes are an integral part of these financial statements.

MHI HOSPITALITY CORPORATION

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Distributions in Excess of Retained Earnings	Total
	Shares	Par Value			
Balances at December 31, 2005	6,704,000	$67,040	$47,760,347	$ (4,611,491)	$43,215,896
Net income	—	—	—	3,181,012	3,181,012
Issuance of restricted common stock awards	8,000	80	72,920	—	73,000
Amortization of deferred stock grants	—	—	114,000	—	114,000
Dividends declared	—	—	—	(4,562,120)	(4,562,120)
Balances at December 31, 2006	6,712,000	67,120	47,947,267	(5,992,599)	42,021,788
Net income	—	—	—	2,461,017	2,461,017
Issuance of restricted common stock awards	15,000	150	145,710	—	145,860
Conversion of units in operating partnership to common stock	170,000	1,700	114,528	—	116,228
Amortization of deferred stock grants	—	—	114,000	—	114,000
Dividends declared	—	—	—	(4,672,450)	(4,672,450)
Balances at December 31, 2007	6,897,000	68,970	48,321,505	(8,204,032)	40,186,443
Net loss	—	—	—	(597,887)	(597,887)
Issuance of restricted common stock awards	42,613	426	151,270	—	151,696
Amortization of deferred stock grants	—	—	114,000	—	114,000
Dividends declared	—	—	—	(3,539,203)	(3,539,203)
Balances at December 31, 2008	6,939,613	$69,396	$48,586,775	$(12,341,122)	$36,315,049

The accompanying notes are an integral part of these financial statements.

MHI HOSPITALITY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

	2008	2007	2006
Cash flows from operating activities:			
Net income (loss)	$ (597,887)	$ 2,461,017	$ 3,181,012
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	6,346,222	5,050,234	5,053,589
Equity in (income) loss of joint venture	(48,496)	1,023,083	—
(Gain) loss on disposal of assets	320,533	239,664	(48,853)
Unrealized loss on hedging activities	691,268	771,792	176,729
Amortization of deferred financing costs	376,241	282,170	236,309
Charges related to equity-based compensation	265,696	259,860	187,000
Impairment of note receivable	300,000	—	—
Minority interest in operating partnership	(322,127)	1,362,967	1,852,888
Changes in assets and liabilities:			
Restricted cash	(51,439)	(58,818)	356,676
Accounts receivable	314,214	477,009	(48,233)
Inventory, prepaid expenses and other assets	(2,750,024)	(1,443,084)	(54,720)
Accounts payable and accrued liabilities	2,275,022	2,276,660	(85,596)
Advance deposits	137,324	(100,172)	242,427
Due from affiliates	(41,981)	184,045	46,503
Net cash provided by operating activities	7,214,566	12,786,427	11,095,731
Cash flows from investing activities:			
Acquisition of hotel properties	(2,094,042)	(13,822,910)	(7,736,380)
Improvements and additions to hotel properties	(44,443,519)	(19,434,274)	(6,998,616)
Contributions to joint venture	(4,771,481)	(6,606,155)	—
Distributions from joint venture	149,317	—	—
Funding of restricted cash reserves	(1,621,333)	(1,409,263)	(1,453,418)
Proceeds from restricted cash reserves	849,357	2,240,288	3,082,531
Proceeds from sale of hotel properties	—	—	146,128
Proceeds of note receivable	—	4,030,000	—
Net cash used in investing activities	(51,931,701)	(35,002,314)	(12,959,755)
Cash flows from financing activities:			
Minority partner distributions	(2,541,573)	(2,556,023)	(2,657,173)
Dividends paid	(4,704,448)	(4,672,450)	(4,560,760)
Proceeds from line of credit	38,800,000	19,159,626	11,728,232
Proceeds of mortgage refinancing	11,996,168	13,851,780	—
Payment of deferred financing costs	(612,565)	(564,958)	(622,751)
Payment of mortgage loans	(490,000)	(458,879)	(1,079,843)
Net cash provided by financing activities	42,447,582	24,759,096	2,807,705
Net increase (decrease) in cash and cash equivalents	(2,269,553)	2,543,209	943,681
Cash and cash equivalents at the beginning of the year	3,988,700	1,445,491	501,810
Cash and cash equivalents at the end of the year	$ 1,719,147	$ 3,988,700	$ 1,445,491
Supplemental disclosures:			
Cash paid during the year for interest	$ 7,714,781	$ 4,841,486	$ 4,104,236
Cash paid during the year for income taxes	$ 158,240	$ 457,899	$ 326,051
Non-cash investing and financing activities:			
Seller's note on sale of Holiday Inn Downtown Williamsburg	$ —	$ —	$ 4,430,000
Refinance of mortgage notes	$ 5,260,000	$ 23,148,220	$ —
Assumption of existing indebtedness on purchase of hotel properties	$ 5,750,000	$ —	$ —

The accompanying notes are an integral part of these financial statements.

MHI HOSPITALITY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

MHI Hospitality Corporation (the "Company") is a self-advised real estate investment trust ("REIT") that was incorporated in Maryland on August 20, 2004 to own full-service upper-upscale, upscale and mid-scale hotels located in primary and secondary markets in the Mid-Atlantic, Southeastern and Midwest regions of the United States. The hotels operate under well-known national hotel brands such as Hilton, Crowne Plaza, Sheraton and Holiday Inn.

The Company commenced operations on December 21, 2004 when it completed its initial public offering ("IPO") and thereafter consummated the acquisition of six hotel properties ("initial properties"). Substantially all of the Company's assets are held by, and all of its operations are conducted through, the Operating Partnership. For the Company to qualify as a REIT, it cannot operate hotels. Therefore, the Operating Partnership, which is owned 65.0% by the Company as of December 31, 2008, leases its hotels to a subsidiary of MHI Hospitality TRS Holding Inc., MHI Hospitality TRS, LLC, (collectively, "MHI TRS"), a wholly owned subsidiary of the Operating Partnership. MHI TRS then engages a hotel management company to operate the hotels under a management contract. MHI TRS is treated as a taxable REIT subsidiary for federal income tax purposes.

Significant transactions occurring during the current and two prior fiscal years include the following:

On August 10, 2006, the Company sold the Holiday Inn Downtown, in Williamsburg, VA for $4.75 million. The Company agreed to take back three promissory notes that totaled $4.33 million from the purchaser and received the remainder of the purchase price in cash. Promissory notes in the amount of $2.63 million, $1.4 million and $0.4 million were obtained from the purchaser with interest-only payments due monthly bearing rates of 8.0%, 8.5% and 8.0%, respectively. On February 6, 2007, the first of the three promissory notes was satisfied with a payment of $2.63 million. On March 14, 2007, the second of the three promissory notes was satisfied with a payment of $1.4 million. In August 2008, the property was sold at auction for less than the total mortgage indebtedness on the property. The Company is pursuing the collection of the note, which was guaranteed by individuals affiliated with the purchaser and has taken a $0.3 million charge for impairment.

On September 20, 2006, the Company purchased the 186-room Louisville Ramada Riverfront Inn, located in Jeffersonville, Indiana for approximately $7.7 million including transfer costs. The hotel is located directly on the Ohio River, with unimpeded views of the Louisville skyline, and access to the center of downtown Louisville. The Company closed the hotel for extensive renovations and re-opened the hotel as the Sheraton Louisville Riverside in May 2008. The purchase was structured to meet the requirements of an Internal Revenue Code Sec. 1031 like-kind exchange, enabling the Company to defer tax on all capital gains on the sale in August 2006 of its Williamsburg property. On March 29, 2007, the Company closed a $23.0 million refinancing of the mortgage on the Hilton Wilmington Riverside. Approximately $13.8 million of the proceeds were used to satisfy the existing indebtedness. The remainder of the proceeds, approximately $9.2 million, was used to fund renovations to the property. The new mortgage matures March 29, 2017 and bears interest at a rate of 6.21%, with payments of interest-only due for the first 24 months. Thereafter, payments of interest and principal are required under a 25-year amortization schedule.

On April 26, 2007, the Company entered into a program agreement and related operating agreements with CRP/MHI Holdings, LLC, an affiliate of Carlyle Realty Partners V, L.P. and The Carlyle Group ("Carlyle"). The agreements provide for the formation of entities to be jointly owned by the Company and Carlyle, which will source, underwrite, acquire, develop and operate hotel assets and/or hotel portfolios. Under the agreement, the Company will offer the joint venture the first right to acquire potential investment opportunities identified by the Company with total capitalization requirements in excess of $30.0 million. Carlyle has agreed to commit $100.0 million of equity capital to the joint venture through April 2010. Carlyle will fund up to 90% of the equity of an acquisition, and the Company will provide between 10.0% and 25.0%. The Company will receive an asset management fee of 1.5% of the gross revenues of the hotels owned by the venture. In addition, the Company will have a first right of offer with respect to any investment disposed by the joint venture. It is expected that hotels acquired by the joint venture will be managed by MHI Hotels Services, LLC ("MHI Hotels Services").

On August 1, 2007, the Company entered into an amendment to its credit agreement with Branch Banking & Trust Company ("BB&T"), as administrative agent and lender, dated May 8, 2006. The amended credit agreement with BB&T and certain other lenders reduced the rate of interest on the Company's revolving credit facility by 0.375%, so that it bears a rate equal to LIBOR plus additional interest ranging from 1.625% to 2.125%. The amendment also reduced the capitalization rate to 8.5% from 10.0% for purposes of determining the asset value of the collateral for the credit facility. Finally, the amendment extended the maturity date of the Company's revolving credit facility from May 8, 2010 to May 8, 2011.

On August 2, 2007, the Company closed a $23.0 million refinancing of the mortgage on the Hilton Savannah DeSoto. Approximately $9.6 million of the proceeds were used to satisfy the existing indebtedness and pay closing costs. At closing, approximately $2.4 million of the proceeds were issued to the Company. The remainder of the proceeds was used to fund renovations to the property. The new mortgage matures August 1, 2017 and bears interest at a rate of 6.06%, with payments of interest-only due for the first 36 months. Thereafter, payments of interest and principal are required under a 25-year amortization schedule.

On August 8, 2007, through its joint venture program with Carlyle, the Company completed the acquisition of the Crowne Plaza Hollywood Beach Resort, a newly renovated 311-room hotel in Hollywood, Florida for $74.0 million, with Carlyle retaining a 75.0% equity position. A portion of the $74.0 million purchase price was financed with a two-year $57.6 million non-recourse loan from Société Générale. The loan has three one-year extensions and is interest-only bearing a rate of LIBOR plus 1.94%. The hotel is managed by MHI Hotels Services. The Company receives an asset management fee of 1.5% of gross revenues of the hotel in addition to its share of the operating profits and proceeds of sale pursuant to the joint venture agreement.

On October 29, 2007, the Company completed the purchase of a 250-room hotel in Tampa, Florida, formerly known as the Tampa Clarion Hotel, for the approximately $13.8 million, including transfer costs. The hotel is located in Tampa's Westshore corridor and is within two miles of the Tampa International Airport. The Company made extensive renovations and re-opened the hotel as the Crowne Plaza Tampa Westshore in March 2009. The Company financed the acquisition with funds drawn on its credit facility.

On April 15, 2008, the Company entered into a second amendment to its credit agreement modifying certain provisions of the agreement including increases in the lenders' revolver commitments by $20.0 million thereby enabling the Company to borrow up to $80.0 million under the credit agreement.

On April 24, 2008, the Company purchased the 172-room Hampton Marina Hotel in Hampton, Virginia for approximately $7.8 million, including transfer costs. To facilitate the purchase, a subsidiary of the Company assumed $5.75 million of existing indebtedness. The Company made significant renovations to re-brand the hotel as is consistent with the Company's repositioning strategy. In October 2008, the Company completed the hotel's conversion to the Crowne Plaza Hampton Marina.

On June 13, 2008, through its joint venture with Carlyle, the Company closed on a restructuring of the mortgage on the Crowne Plaza Hollywood Beach Resort whereby the joint venture, in which Carlyle maintains a 75.0% equity interest, purchased a $22.0 million junior participation in the existing mortgage for $19.0 million. The mortgage note was restructured so that the first $35.6 million of indebtedness bears a rate of LIBOR plus 0.98%. The Company funded its portion of the purchase of the junior participation with funds drawn on its credit facility.

On June 30, 2008, the Company closed a $9.0 million refinancing of the existing indebtedness on the property in Hampton, Virginia. At closing, the Company paid approximately $0.5 million and accessed approximately $5.5 million of the proceeds in order to retire the existing indebtedness and pay closing costs. The remainder of the proceeds, approximately $3.5 million has funded a product improvement plan for the hotel in connection with the Crowne Plaza licensing. The new mortgage matures June 30, 2011, requires monthly payments of interest and bears a rate of LIBOR plus 2.75%, but no less than 4.75%, payable monthly during the term. The loan can be extended for one 12-month period.

2. Summary of Significant Accounting Policies

Basis of Presentation—The consolidated financial statements of the Company presented herein include all of the accounts of MHI Hospitality Corporation, the Operating Partnership, MHI TRS and subsidiaries. All significant inter-company balances and transactions have been eliminated.

Investment in Hotel Properties—Investments in hotel properties include investments in operating properties which are recorded at acquisition cost and allocated to land, property and equipment and identifiable intangible assets in accordance with Statement of Financial Accounting Standards No. 141, *Business Combinations*. Replacements and improvements are capitalized, while repairs and maintenance are expensed as incurred. Upon the sale or retirement of a fixed asset, the cost and related accumulated depreciation are removed from the Company's accounts and any resulting gain or loss is included in the statements of operations. Expenditures under a renovation project, which constitute additions or improvements that extend the life of the property, are capitalized.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 7 to 39 years for buildings and building improvements and 3 to 10 years for furniture, fixtures and equipment. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the related assets.

The Company reviews its investments in hotel properties for impairment whenever events or changes in circumstances indicate that the carrying value of the hotel properties may not be recoverable. Events or circumstances that may cause a review include, but are not limited to, adverse changes in the demand for lodging at the properties due to declining national or local economic conditions and/or new hotel construction in markets where the hotels are located. When such conditions exist, management performs an analysis to determine if the estimated undiscounted future cash flows from operations and the proceeds from the ultimate disposition of a hotel property exceed its carrying value. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying amount to the related hotel property's estimated fair market value is recorded and an impairment loss recognized.

Properties Under Development—Investments in hotel properties that have been taken out of service for an extensive renovation in anticipation of re-opening under a new brand are included in properties under development. As of December 31, 2008, the property in Tampa, Florida, which opened as the Crowne Plaza Tampa Westshore in March 2009, was under development. As of December 31, 2007, there were two properties under development; one, in Jeffersonville, Indiana which opened in May 2008 as the Sheraton Louisville Riverside, as well as the property in Tampa, Florida.

For properties under development, interest and real estate taxes incurred during the renovation period are capitalized and depreciated over the lives of the renovated assets. Capitalized interest for the years ended December 31, 2008, 2007 and 2006 was $1,602,053, $1,018,949 and $183,634, respectively.

Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk—The Company holds cash accounts at several institutions in excess of the FDIC protection limits of $250,000. The Company's exposure to credit loss in the event of the failure of these institutions is represented by the difference between the FDIC protection limit and the total amounts on deposit. Management monitors, on a regular basis, the financial condition of the financial institutions along with the balances there on deposit to minimize the Company's potential risk.

Restricted Cash—Restricted cash includes real estate tax escrows and reserves for replacements of furniture, fixtures and equipment pursuant to certain requirements in the Company's mortgage agreement with The Mutual of New York Life Insurance Company ("MONY"). MONY holds mortgages on the Hilton Wilmington Riverside and the Hilton Savannah DeSoto. Also included is a reserve for replacement of furniture, fixtures and equipment pursuant to the Company's mortgage agreement with the AFL-CIO Building Investment Trust which holds the mortgage on the Crowne Plaza Jacksonville Riverfront.

Inventories—Inventories, consisting primarily of food and beverages, are stated at the lower of cost or market, with cost determined on a method that approximates first-in, first-out basis.

Franchise License Fees—Fees expended to obtain or renew a franchise license are amortized over the life of the license or renewal. The unamortized franchise fees as of December 31, 2008 and 2007 were $359,352 and $347,862, respectively. Amortization expense for the years ended December 31, 2008, 2007 and 2006 was $38,510, $25,950 and $29,891, respectively.

Deferred Financing Costs—Deferred financing costs are recorded at cost and consist of loan fees and other costs incurred in issuing debt. Amortization of deferred financing costs is computed using a method that approximates the effective interest method over the term of the related debt and is included in interest expense in the statements of operations.

Derivative Instruments—The Company accounts for derivative instruments in accordance with the provisions of Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended and interpreted ("SFAS 133"). Under SFAS 133, all derivative instruments are required to be reflected as assets or liabilities on the balance sheet and measured at fair value. Derivative instruments used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as an interest rate risk, are considered fair value hedges. Derivative instruments used to hedge exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. For a derivative instrument designated as a cash flow hedge, the change in fair value each period is reported in accumulated other comprehensive income in stockholders' equity to the extent the hedge is effective. For a derivative instrument designated as a fair value hedge, the change in fair value each period is reported in earnings along with the change in fair value of the hedged item attributable to the risk being hedged. For a derivative instrument that does not qualify for hedge accounting or is not designated as a hedge, the change in fair value each period is reported in earnings. The Company does not enter into derivative instruments for speculative trading purposes.

The Company is party to an interest-rate swap agreement on a notional amount of $30.0 million as required under its credit facility agreement for the purpose of hedging interest rate risk. The Company has not designated the interest-rate swap as a cash flow hedge and does not apply hedge accounting. Changes in the value of the interest-rate swap agreement are reported in the Company's earnings. At December 31, 2008 and 2007, the interest-rate swap agreement had an estimated fair value of $(1,871,762) and $(1,180,494), respectively, and is included in accounts payable and other accrued liabilities.

Minority Interest in Operating Partnership—Certain hotel properties have been acquired, in part, by the Operating Partnership through the issuance of limited partnership units of the Operating Partnership. The minority interest in the Operating Partnership is: (i) increased or decreased by the limited partners' pro-rata share of the Operating Partnership's net income or net loss, respectively; (ii) decreased by distributions; (iii) decreased by redemption of partnership units for the Company's common stock and (iv) adjusted to equal the net equity of the Operating Partnership multiplied by the limited partners' ownership percentage immediately after each issuance of units of the Operating Partnership and/or the Company's common stock through an adjustment to additional paid-in capital. Net income or net loss is allocated to the minority interest in the Operating Partnership based on the weighted average percentage ownership throughout the period.

On March 1, 2007, two holders of units in the Operating Partnership redeemed 120,000 units for an equivalent number of shares of the Company's common stock. On August 28, 2007, one holder redeemed 50,000 units for an equivalent number of shares as well.

Revenue Recognition—Revenues from operations of the hotels are recognized when the services are provided. Revenues consist of room sales, food and beverage sales, and other hotel department revenues, such as telephone, parking, gift shop sales and rentals from restaurant tenants, rooftop leases and gift shop operators.

Occupancy and Other Taxes—Revenue is reported net of occupancy and other taxes collected from customers and remitted to governmental authorities.

Income Taxes—The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. As a REIT, the Company generally will not be subject to federal income tax on that portion of its net income (loss) that does not relate to MHI TRS the Company's wholly owned taxable REIT subsidiary. MHI TRS, which leases the Company's hotels from subsidiaries of the Operating Partnership, is subject to federal and state income taxes.

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS 109"). Under SFAS 109, the Company accounts for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, and Interpretation of FASB Statement No. 109* ("FIN 48") on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no material adjustments regarding its tax accounting treatment. The Company expects to recognize interest and penalties related to uncertain tax positions, if any, as income tax expense.

Stock-based Compensation—The Company's 2004 Long Term Incentive Plan ("Plan") permits the grant of stock options, restricted (non-vested) stock and performance share compensation awards to its employees for up to 350,000 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its stockholders.

Under the Plan, the Company has made restricted stock and deferred stock awards totaling 120,263 shares including 60,000 shares granted under a deferred stock award to its Chief Operating Officer, 34,263 restricted shares issued to certain executives and employees, and 26,000 restricted shares issued to its independent directors. The 60,000 shares granted under the deferred stock award vest over five years. Of those shares, only 20,000 shares have vested. Another 14,000 shares were issued on January 14, 2008, but do not vest until

January 1, 2011. The 34,263 restricted shares issued to certain of the Company's executives and employees have all vested. The restricted shares awarded to the Company's independent directors vest at the end of the year of service for which the shares were awarded.

The value of the award is charged to compensation expense on a straight-line basis over the vesting or service period based on the Company's stock price on the date of grant or issuance. Under the Plan, the Company may issue a variety of performance-based stock awards, including nonqualified stock options. As of December 31, 2008, no performance-based stock awards have been issued. Consequently, stock-based compensation as determined under the fair-value method would be the same under the intrinsic-value method. Total compensation cost recognized under the Plan for the years ended December 31, 2008, 2007 and 2006 was $175,010, $277,156, and $150,800, respectively.

Comprehensive Income (Loss)—Comprehensive income (loss), as defined, includes all changes in equity (net assets) during a period from non-owner sources. The Company does not have any items of comprehensive income (loss) other than net income (loss).

Segment Information—Statement of Financial Accounting Standards No 131, *Disclosures about Segments of an Enterprise and Related Information* ("SFAS 131"), requires public entities to report certain information about operating segments. Based on the guidance provided in SFAS 131, the Company has determined that its business is conducted in one reportable segment, hotel ownership.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications—Certain reclassifications have been made to the predecessor financial statements to conform to the Company's presentation as well as the Company's prior period balances to conform to the current period presentation. Such reclassifications had no effect on the previously reported net assets.

New Accounting Pronouncements— In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by creating a framework for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions that they have taken or expect to take in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006 and was required to be adopted by the Company beginning January 1, 2007. The adoption did not have a material impact on the Company's results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to prior practice resulting from the application of SFAS 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS 157 was originally effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, but was amended in February 2008 to defer the effective date for one year for certain non-financial assets and liabilities. The Company adopted SFAS 157 on January 1, 2008, which had no material impact on its financial statements.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS 157 classified the inputs used to measure fair value into the following hierarchy:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities
Level 2	Unadjusted quoted prices in active markets for similar assets or liabilities, or
	Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or
	Inputs other than quoted prices that are observable for the asset or liability
Level 3	Unobservable inputs for the asset or liability

The Company endeavors to utilize the best available information in measuring fair value. Financial asset and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's interest-rate swap liability was valued by discounting expected future cash flows based on quoted prices for forward interest-rate contracts. As such, these derivative instruments are classified within level 2.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 is effective for fiscal years beginning after November 15, 2007. SFAS 159 allows entities to voluntarily choose, at specified election dates, to measure many financial assets and liabilities at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. SFAS 159 also established presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. The Company adopted SFAS 159 on January 1, 2008, which had no material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) replaces SFAS 141. SFAS 141(R) requires the acquirer of a business to recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value. SFAS 141(R) also requires transaction costs related to the business combination to be expensed as incurred. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The effective date for the Company will be January 1, 2009. The Company expects SFAS 141(R) will have an impact on its consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions the Company consummates after the effective date.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interest in Consolidated Financial Statements* ("SFAS 160"). SFAS 160 changes the accounting and reporting for minority interest, which will be re-characterized as noncontrolling interests and classified as a component of equity. This new consolidation method significantly changes the accounting for entities with minority interest holders. SFAS 160 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. The Company is currently evaluating what impact SFAS 160 will have on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161"). SFAS 161 requires expanded disclosures regarding the location and amounts of derivative instruments in an entity's financial statements, how derivative instruments and related hedged items are accounted for under SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, and how derivative instruments and related hedged items affect an entity's financial position, operating results and cash flows. SFAS 161 is effective for periods beginning on or after November 15, 2008. The Company is currently evaluating what impact SFAS 161 will have on its consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP 142-3") to improve the consistency between the useful life of a recognized intangible asset (under SFAS 142) and the period of expected cash flows used to measure the fair value of the intangible asset (under SFAS 141(R)). FSP 142-3 amends the factors to be considered when developing renewal or extension assumptions that are used to estimate an intangible asset's life under SFAS 142. The guidance in the new staff position is to be applied prospectively to intangible assets acquired after December 31, 2008. In addition, FSP No. 142-3 increases the disclosure requirements related to renewal or extension assumptions. The Company is currently evaluating the impact of FSP 142-3 on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. The Company does not expect SFAS 162 to have a material impact on its consolidated financial statements.

3. Acquisition of Hotel Properties

Hampton Acquisition. On April 24, 2008, the Company acquired the 172-room former Hampton Marina Hotel in Hampton, Virginia, for approximately $7.8 million, including transfer costs. To facilitate the purchase, a subsidiary of the Company assumed $5.75 million of existing indebtedness. The allocation of the purchase price, including transfer costs, based on their fair values was as follows (in thousands):

	Hampton Marina Hotel
Land and land improvements	$1,061
Buildings and improvements	6,733
Furniture, fixtures and equipment	50
	$7,844

The results of operation are included in the Company's consolidated financial statements of operations from the date of acquisition of this hotel. The following pro forma financial information presents the results of operations of the Company for the years ended December 31, 2008 and 2007 as if the purchase of the property in Hampton, Virginia had taken place on January 1, 2007. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have actually occurred had the transaction taken place on January 1, 2007, or of future results of operations (in thousands, except per share data):

	2008 (unaudited)	2007 (unaudited)
Pro forma revenues	$71,606,271	$74,191,202
Pro forma operating expenses	66,482,054	64,701,025
Pro forma operating income	5,124,217	9,490,177
Pro forma net income (loss)	(846,707)	2,222,505
Pro forma earnings (loss) per share	(0.12)	0.33
Pro forma common shares	6,937	6,826

Tampa Acquisition. On October 29, 2007, the Company purchased the former Tampa Clarion Hotel in Tampa, Florida for approximately $13.8 million including transfer costs. The allocation of the purchase price to the acquired assets based on their fair values was as follows (in thousands):

	Tampa Clarion Hotel
Land and land improvements	$ 4,153
Buildings and improvements	9,670
	$13,823

Louisville Acquisition. On September 20, 2006, the Company purchased the Louisville Ramada Riverfront Inn, located in Jeffersonville, Indiana for approximately $7.7 million including transfer costs. The allocation of the purchase price to the acquired assets based on their fair values was as follows (in thousands):

	Louisville Ramada Riverfront Inn
Land and land improvements	$ 782
Buildings and improvements	6,891
Furniture, fixtures and equipment	63
	$7,736

4. Investment in Hotel Properties

Investment in hotel properties as of December 31, 2008 and 2007 consisted of the following (in thousands):

	December 31, 2008	December 31, 2007
Land and land improvements	$ 14,748	$ 12,586
Buildings and improvements	139,752	101,205
Furniture, fixtures and equipment	27,484	19,470
	181,984	133,261
Less: accumulated depreciation	(27,688)	(23,830)
	$154,296	$109,431

5. Credit Facility

As of December 31, 2008, the Company had a secured, revolving credit facility that enabled the Company to borrow up to $80.0 million, subject to borrowing base and loan-to-value limitations, with a syndicated bank group comprised of BB&T, Key Bank National Association and Manufacturers and Traders Trust Company. The credit facility was established during second quarter of 2006 and replaced a $23.0 million secured, revolving credit facility with BB&T. On August 1, 2007, the Company entered into an amendment to its credit agreement reducing the rate of interest on the credit facility by 0.375%, reducing the capitalization rate to 8.5% from 10.0% for purposes of determining the asset value of the collateral for the credit facility and extending the maturity date by one year. On April 15, 2008, the Company entered into a second amendment to its credit agreement modifying certain provisions of the agreement including increases in the lenders' revolver commitments by $20.0 million, thereby enabling the Company to borrow up to $80.0 million. The Company had borrowings under the credit facility of approximately $73.2 million and approximately $34.4 million at December 31, 2008 and 2007, respectively.

The credit facility matures during May 2011 and bears interest at a floating rate of LIBOR plus additional interest ranging from 1.625% to 2.125%. On December 31, 2008, LIBOR was 0.436%. In some circumstances, the revolving line of credit facility may bear interest at BB&T's prime rate. Any amounts drawn under the revolving line of credit facility mature at the expiration of the facility. The Company is required to pay a fee of 0.25% on the unused portion of the credit facility. Under the terms of the agreement, the Company was required to purchase an interest rate swap in order to hedge against interest rate risk.

The credit facility is secured by the Holiday Inn Brownstone in Raleigh North Carolina, the Hilton Philadelphia Airport, the Sheraton Louisville Riverside and the Crowne Plaza Tampa Westshore as well as a lien on all business assets of those properties including, but not limited to, equipment, accounts receivable, inventory, furniture, fixtures and proceeds thereof. At December 31, 2008, the four properties had a net carrying value of approximately $91.6 million. Under the terms of the BB&T line of credit, the Company must satisfy certain financial and non-financial covenants. (See Note 15, Subsequent Events, for information on an amendment to the credit facility effective February 18, 2009.)

6. Mortgage Debt

As of December 31, 2008, the Company had approximately $72.3 million of outstanding mortgage debt. The following table sets forth the Company's mortgage debt obligations on our hotels.

Property	Balance Outstanding as of December 31, 2008	Balance Outstanding as of December 31, 2007	Interest Rate	Maturity Date	Amortization Provisions	Prepayment Penalties
Crowne Plaza Hampton Marina	$ 8,256,168	$ —	LIBOR plus 2.75%, Minimum 4.75%(1)	06/2011(2)	Interest Only	N
Crowne Plaza Jacksonville Riverfront	18,000,000	18,000,000	8.00%	07/2010(2)	Interest Only	Y
Hilton Savannah DeSoto	23,000,000	14,000,000	6.06%	08/2017	25 years(3)	Y
Hilton Wilmington Riverside	23,000,000	23,000,000	6.21%	03/2017	25 years(4)	Y
Total	$72,256,168	$55,000,000				

(1) At December 31, 2008, the variable rate in effect for the mortgage on the Crowne Plaza Hampton Marina rate was 4.75%.

(2) The mortgages on the Crowne Plaza Hampton Marina and the Crowne Plaza Jacksonville Riverfront may each be extended for one 12-month period.

(3) The mortgage on the Hilton Savannah DeSoto has a 36-month interest-only period that expires in July 2010. Thereafter, the debt will amortize on a 25-year amortization schedule.

(4) The mortgage on the Hilton Wilmington Riverside has a 24-month interest-only period that expires in March 2010. Thereafter, the debt will amortize on a 25-year amortization schedule.

On June 30, 2008, the Company closed a $9.0 million refinancing of the mortgage on the property in Hampton, Virginia. Approximately $5.5 million of the proceeds were used to satisfy the existing indebtedness and pay closing costs. The remaining portion of the proceeds totaling approximately $3.5 million has funded a product improvement plan for the hotel in connection with its Crowne Plaza licensing.

On August 2, 2007, the Company closed a $23.0 million refinancing of the mortgage on the Hilton Savannah DeSoto. Approximately $9.6 million of the proceeds were used to satisfy the existing indebtedness and pay closing costs. At closing, approximately $2.4 million of the proceeds was issued to the Company. The remaining $11.0 million of the proceeds has funded a product improvement plan for the hotel in connection with the Hilton relicensing.

On March 29, 2007, the Company closed a $23.0 million refinancing of the mortgage on the Hilton Wilmington Riverside. Approximately $13.8 million of the proceeds were used to satisfy the existing indebtedness. The remainder of the proceeds, approximately $9.2 million, was used to fund renovations to the property in connection with its Hilton relicensing.

Total debt maturities, without respect to any extension of loan maturity, as of December 31, 2008 were as follows (in thousands):

December 31, 2009	$ 262
December 31, 2010	18,580
December 31, 2011	9,856
December 31, 2012	910
December 31, 2013	967
Thereafter	42,425
Total future maturities	$73,000
Less: Funds remaining to be drawn on the Crowne Plaza Hampton Marina mortgage	(744)
Mortgage loan balance, December 31, 2008	$72,256

7. Commitments and Contingencies

Ground, Building and Submerged Land Leases—The Company leases 2,086 square feet of commercial space next to the Savannah hotel property for use as an office, retail or conference space, or for any related or ancillary purposes for the hotel and/or atrium space. In December 2007, the Company signed an amendment to the lease to include rights to the outdoor esplanade adjacent to the leased commercial space. The areas are leased under a six-year operating lease, which expired October 31, 2006 and has been renewed for the first of three optional five-year renewal periods expiring October 31, 2011, October 31, 2016 and October 31, 2021, respectively. Rent expense for this operating lease for the years ended December 31, 2008, 2007 and 2006 was $63,740, $43,180 and $43,180, respectively.

The Company leases, as landlord, the entire fourteenth floor of the Savannah hotel property to The Chatham Club, Inc. under a ninety-nine year lease expiring July 31, 2086. This lease was assumed upon the purchase of the building under the terms and conditions agreed to by the previous owner of the property. No rental income is recognized under the terms of this lease as the original lump sum rent payment of $990 was received by the previous owner and not prorated over the life of the lease.

The Company leases a parking lot adjacent to the Holiday Inn Brownstone in Raleigh, North Carolina. The land is leased under a second amendment, dated April 28, 1998, to a ground lease originally dated May 25, 1966. The original lease is a 50-year operating lease, which expires August 31, 2016. There is a renewal option for up to three additional ten-year periods expiring August 31, 2026, August 31, 2036, and August 31, 2046, respectively. The Company holds an exclusive and irrevocable option to purchase the leased land at fair market value at the end of the original lease term, subject to the payment of an annual fee of $9,000, and other conditions. For the years ended December 31, 2008, 2007 and 2006, rent expense was $95,482, $95,482 and $82,564, respectively.

In conjunction with the sublease arrangement for the property at Shell Island, the Company incurs an annual lease expense for a leasehold interest other than the purchased leasehold interest. Lease expense for the year ended December 31, 2008, 2007 and 2006 was $168,138, $168,138 and $168,603, respectively.

The Company leases approximately 1,700 square feet of office space in Williamsburg, Virginia under a two-year lease that expired August 31, 2008 and which has been renewed for an additional year. For the years ended December 31, 2008, 2007 and 2006, rent expense was $43,256, $41,996 and $13,860, respectively.

The Company leases a parking lot in close proximity to the Sheraton Louisville Riverside. The land is leased under an agreement dated August 17, 2007 with the City of Jeffersonville, which in turn leases the property from the State of Indiana. The lease term for the parking lot coincides with that of the lease with the State of Indiana, which expires December 31, 2011. The Company has the right to renew or extend the lease with the City of Jeffersonville pursuant to the conditions of the original lease provided that the City of Jeffersonville is able to renew or extend the underlying lease with the State of Indiana. For the year ended December 31, 2008, rent expense was $22,400.

The Company leases certain submerged land in the Saint Johns River in front of the Crowne Plaza Jacksonville Riverfront from the Board of Trustees of the Internal Improvement Trust Fund of the State of Florida. The submerged land is leased under a five-year operating lease, which expired September 18, 2007. A new operating lease has been executed requiring annual payments of $4,961 and expires September 18, 2012. Rent expense for the years ended December 31, 2008, 2007 and 2006 was $4,961, $4,720 and $4,638, respectively.

A schedule of minimum future lease payments is as follows:

2009	$ 489,931
2010	461,903
2011	441,038
2012	132,059
2013	95,482
2014 and thereafter	254,619
Total	$1,875,032

Management Agreement—Each of the operating hotels that the Company owned at December 31, 2008 operate under a ten-year master management agreement with MHI Hotels Services which expires between December 2014 and July 2015 (see Note 9).

Franchise Agreements—As of December 31, 2008, the Company's hotels, except for those under development, operated under franchise licenses from national hotel companies. A franchise license has also been obtained for the Crowne Plaza Tampa Westshore, which opened in March 2009. Under the franchise agreements, the Company is required to pay a franchise fee generally between 2.5% and 5.0% of room revenues, plus additional fees that amount to between 2.5% and 6.0% of room revenues from the hotels. The franchise agreements currently expire between March 2011 and January 2024.

Restricted Cash Reserves—The Company is required to escrow with its lender on the Wilmington Riverside Hilton and the Savannah DeSoto Hilton an amount equal to 1/12 of the annual real estate taxes due for the properties. The Company is also required to establish a property improvement fund for each of these two hotels to cover the cost of replacing capital assets at the properties. Contributions to the property improvement fund are based on a percentage of gross revenues or receipts at each hotel equating to 4.0%.

Pursuant to the terms of the mortgage on the Crowne Plaza Jacksonville Riverfront, the Company is required to contribute 4.0% of room revenues to a property improvement fund that commenced with the completion of the renovations at the property.

Litigation—The Company is not involved in any material litigation, nor, to its knowledge, is any material litigation threatened against the Company. The Company is involved in routine litigation arising out of the ordinary course of business, all of which the Company expects to be covered by insurance and none of which it expects will have a material impact on its financial condition or results of operations.

8. Capital Stock

Common Shares—The Company is authorized to issue up to 49,000,000 shares of common stock, $.01 par value per share. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Holders of the Company's common stock are entitled to receive distributions when authorized by the Company's board of directors out of assets legally available for the payment of distributions.

In June 2006, the Company issued 8,000 shares of restricted common stock to its independent directors and non-executive employees. In January 2007, the Company issued 13,500 shares of restricted stock to certain of its principal executives and independent directors. In March 2007, two holders of units in the Operating Partnership redeemed 120,000 units for an equivalent number of shares of the Company's common stock. In April 2007, the Company issued 1,500 shares of restricted stock to a new independent director. In August 2007, one holder of units in the Operating Partnership redeemed 50,000 units for an equivalent number of shares of the Company's common stock. On January 1, 2008 and January 14, 2008, the Company issued 10,000 non-restricted and 14,000 restricted shares, respectively, to its Chief Operating Officer in accordance with the terms of his employment contract, as amended. On February 6, 2008, the Company issued 18,613 shares of restricted stock to certain executives and independent directors. As of December 31, 2008, the Company had 6,939,613 shares of common stock outstanding.

Warrants—The Company has granted no warrants representing the right to purchase common stock.

Preferred Shares—The Company is authorized to issue 1,000,000 shares of preferred stock, $.01 par value per share. As of December 31, 2008, there were no shares of preferred stock outstanding.

Operating Partnership Units—Holders of Operating Partnership units have certain redemption rights, which enable them to cause the Operating Partnership to redeem their units in exchange for shares of the Company's common stock on a one-for-one basis or, at the option of the Company, cash per unit equal to the market price of the Company's common stock at the time of redemption. The number of shares issuable upon exercise of the redemption rights will be adjusted upon the occurrence of stock splits, mergers, consolidations or similar pro-rata share transactions, which otherwise would have the effect of diluting the ownership interests of the limited partners or the stockholders of the Company. As of December 31, 2008, the total number of Operating Partnership units outstanding was 3,737,607, with a fair market value of approximately $4.7 million based on the price per share of the common stock on that date.

9. Related Party Transactions

As of December 31, 2008, the members of MHI Hotels Services (a company that is majority-owned and controlled by our chief executive officer, our chief financial officer and two members of the board of directors) owned approximately 2.2% of the Company's outstanding common stock and 2,218,670 Operating Partnership units. The following is a summary of the transactions between the Company and MHI Hotels Services:

Accounts Receivable—At December 31, 2008 and 2007, the Company was due $53,795 and $11,814, respectively, from MHI Hotels Services.

Shell Island Sublease—The Company has a sublease arrangement with MHI Hotels Services on its leasehold interests in the property at Shell Island. For the years ended December 31, 2008, 2007 and 2006, the Company earned $640,000 per year in leasehold revenue.

Sublease of Office Space—The Company subleases office space in Greenbelt, Maryland from MHI Hotels Services. For the years ended December 31, 2008, 2007 and 2006, rent expense related to the sublease totaled $38,580, $38,040 and $38,010, respectively.

Strategic Alliance Agreement—On December 21, 2004, the Company entered into a ten-year strategic alliance agreement with MHI Hotels Services that provides in part for the referral of acquisition opportunities to the Company and the management of its hotels by MHI Hotels Services.

Management Agreements—Each of the operating hotels that the Company owned at December 31, 2008, except for the Crowne Plaza Tampa Westshore, are operated by MHI Hotels Services under a master management agreement that expires between December 2014 and July 2015. The Company entered into a separate management agreement with MHI Hotels Services for the management of the Crowne Plaza Tampa Westshore that expires in 2019. Under both management agreements, MHI Hotels Services receives a base management fee, and if the hotels meet and exceed certain thresholds, an additional incentive management fee. The base management fee for any hotel is 2.0% of gross revenues for the first full fiscal year and partial fiscal year from the commencement date through December 31 of the that year, 2.5% of gross revenues the second full fiscal year, and 3.0% of gross revenues for every year thereafter. Pursuant to the sale of the Holiday Inn Downtown in Williamsburg, Virginia, one of the hotels initially contributed to the Company upon its formation, MHI Hotels Services has agreed that the property in Jeffersonville, Indiana shall be substituted for the Williamsburg property under the master management agreement. The incentive management fee, if any, is due annually in arrears within 90 days of the end of the fiscal year and will be equal to 10.0% of the amount by which the gross operating profit of the hotels, on an aggregate basis, for a given year exceeds the gross operating profit for the same hotels, on an aggregate basis, for the prior year. The incentive management fee may not exceed 0.25% of gross revenues of all of the hotels included in the incentive fee calculation.

For the years ended December 31, 2008, 2007 and 2006, the Company paid MHI Hotels Services $2,073,211, $2,186,166 and $1,768,912, respectively, in management fees.

Employee Medical Benefits—The Company purchases employee medical benefits through Maryland Hospitality, Inc. (d/b/a MHI Health), an affiliate of MHI Hotels Services. For the years ended December 31, 2008, 2007 and 2006, the Company paid $1,792,066, $1,610,386 and $1,680,066, respectively, for benefits.

Construction Management Services—The Company has engaged MHI Hotels Services to manage the renovations of the Hilton Philadelphia Airport, the Crowne Plaza Jacksonville Riverfront, the Hilton Wilmington Riverside, and the Sheraton Louisville Riverside. For the years ended December 31, 2008, 2007 and 2006, the Company paid $0, $500,000 and $312,000, respectively, in construction management fees.

Charter Vessel Rental—The Company leased the "Jacksonville Princess", a charter vessel docked adjacent to the Crowne Plaza Jacksonville Riverfront from MHI Hotels, Inc., an affiliate of MHI Hotels Services on an event-by-event basis for guests of the hotel. Charter rentals for the years ended December 31, 2008, 2007 and 2006 were $0, $66,145 and $137,119, respectively. Beginning June 1, 2007, the Company no longer chartered the "Jacksonville Princess" from MHI Hotels, Inc., but sold catering services to MHI Hotels, Inc. for events on the charter vessel. For the years ended December 31, 2008 and 2007, total sales of catering services to MHI Hotels, Inc. was $0 and $46,846, respectively.

10. Retirements Plans

The Company began a 401(k) plan for qualified employees on April 1, 2006. The plan is subject to "safe harbor" provisions which require that the Company match 100% of the first 3.0% of employee contributions and 50.0% of the next 2.0% of employee contributions. All Company matching funds vest immediately in accordance with the "safe harbor" provisions. Company contributions to the plan for the years ended December 31, 2008, 2007 and 2006 were $42,385, $37,951 and $32,623.

11. Unconsolidated Joint Venture

The Company owns a 25.0% indirect interest in (i) the entity that owns the Crowne Plaza Hollywood Beach Resort; (ii) the entity that leases the hotel and has engaged MHI Hotels Services to operate the hotel under a management contract; and (iii) the entity that owns the junior participation in the existing mortgage. Carlyle owns a 75.0% indirect controlling interest in both the entities. The joint venture purchased the property on August 8, 2007 and began operations on September 18, 2007. Summarized financial information for this investment, which is accounted for under the equity method, is as follows:

	December 31, 2008	*December 31, 2007*
ASSETS		
Investment in hotel properties, net	*$74,244,478*	*$76,275,909*
Cash and cash equivalents	*1,110,474*	*1,981,885*
Restricted cash	*1,026,166*	*1,001,196*
Accounts receivable	*193,907*	*107,381*
Prepaid expenses, inventory and other assets	*1,532,291*	*1,541,164*
TOTAL ASSETS	*$78,107,316*	*$80,907,535*
LIABILITIES		
Mortgage loan, net	*35,600,000*	*57,600,000*
Accounts payable and other accrued liabilities	*1,112,040*	*794,716*
Advance deposits	*380,450*	*180,096*
TOTAL LIABILITIES	*37,092,490*	*58,574,812*
TOTAL MEMBERS' EQUITY	*41,014,825*	*22,332,723*
TOTAL LIABILITIES AND MEMBERS' EQUITY	*$78,107,316*	*$80,907,535*

	Year Ended December 31, 2007	*Period from May 25, 2007 through December 31, 2007*
Revenue		
Rooms department	*$10,185,886*	*$ 1,521,182*
Food and beverage department	*1,793,802*	*330,993*
Other operating departments	*1,206,256*	*115,409*
Total revenue	***13,185,944***	***1,967,584***
Expenses		
Hotel operating expenses		
Rooms department	*2,290,422*	*459,465*
Food and beverage department	*1,889,040*	*397,789*
Other operating departments	*541,498*	*81,608*
Indirect	*6,712,275*	*1,303,286*
Total hotel operating expenses	***11,433,235***	***2,242,149***
Depreciation and amortization	*2,182,636*	*543,078*
Start-up expenses	—	*(1,555,618)*
General and administrative	*117,385*	*9,033*
Total operating expenses	***13,733,256***	***4,349,878***
Operating loss	***(547,312)***	***(2,382,294)***
Gain on extinguishments of debt	*3,000,000*	—
Interest expense	*(2,283,675)*	*(1,727,996)*
Interest income	*24,970*	*17,955*
Net income (loss)	***$ 193,983***	***$(4,092,335)***

12. Income Taxes

The components of the provision for (benefit from) income taxes for the years ended December 31, 2008, 2007 and 2006 are as follows (in thousands):

	Year Ended December 31, 2008			**Year Ended December 31, 2007**			**Year Ended December 31, 2006**		
	Total	**Continuing Operations**	**Discontinued Operations**	**Total**	**Continuing Operations**	**Discontinued Operations**	**Total**	**Continuing Operations**	**Discontinued Operations**
Current:									
Federal	$ —	$ —	$—	$ —	$ —	$—	$ —	$ —	$ —
State and local	176	176	—	108	108	—	441	441	—
	176	176	—	108	108	—	441	441	—
Deferred:									
Federal	(1,385)	(1,385)	—	(263)	(263)	—	(266)	(149)	(117)
State and local	(267)	(267)	—	(33)	(33)	—	(69)	(38)	(31)
	(1,652)	(1,652)	—	(296)	(296)	—	(335)	(187)	(148)
	$(1,476)	$(1,476)	$—	$(188)	$(188)	$—	$ 106	$ 254	$(148)

A reconciliation of the statutory federal income tax expense to the Company's provision for (benefit from) income tax is as follows (in thousands):

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Statutory federal income tax expense	$ (815)	$ 1,239	$ 1,748
Effect of non-taxable REIT income	(570)	(1,502)	(2,014)
State income tax provision	(91)	75	372
	$(1,476)	$ (188)	$ 106

As of December 31, 2008 and 2007, the Company had a net deferred tax asset of approximately $3.0 million and $1.34 million, respectively, of which, approximately $2.8 million and $1.1 million, respectively, are due to accumulated net operating losses. These loss carryforwards will begin to expire in 2024 if not utilized. As of December 31, 2008 and 2007, approximately $0.2 million, of the deferred tax asset is attributable to the Company's share of start-up expenses related to the Crowne Plaza Hollywood Beach Resort that are not currently deductible, but will be amortized over 15 years. The remainder of the deferred tax asset is attributable to year-to-year timing differences for accrued, but not deductible, vacation and sick pay. The Company believes that it is more likely than not that the deferred tax asset will be realized and that no valuation allowance is required.

12. Discontinued Operations

The provisions of Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, require that hotels sold or held for sale be treated as discontinued operations.

On June 20, 2006, the Company announced it had entered into a definitive agreement to sell the Holiday Inn Downtown, in Williamsburg, VA. The transaction closed on August 10, 2006. The results of operations of the property for the years ended December 31, 2006 and 2005 have been classified or reclassified as discontinued operations. After transaction costs, a gain of approximately $108,800 was recognized on the sale of the property.

The results of operations for the property for the years ended December 31, 2006 were as follows:

	Year ended December 31, 2006
Revenue	
Rooms department	*$1,304,020*
Food and beverage department	*456,148*
Other operating departments	*36,092*
Total revenue	***1,796,260***
Expenses	
Hotel operating expenses	
Rooms department	*513,729*
Food and beverage department	*471,662*
Other operating departments	*25,296*
Indirect	*895,874*
Total hotel operating expenses	***1,906,561***
Depreciation and amortization	*136,869*
Total operating expenses	***2,043,430***
Net operating loss	***(247,170)***
Minority interest in operating partnership	*36,500*
Income tax benefit	*148,007*
Net loss from discontinued operations	***$ (62,663)***

13. Earnings per Share

The limited partners' outstanding limited partnership units in the Operating Partnership (which may be redeemed for common stock upon notice from the limited partner and following our election to redeem the units for stock rather than cash) have been excluded from the diluted earnings per share calculation as there would be no effect on the amounts since the limited partners' share of income would also be added back to net income. The computation of basic and diluted earnings per share is presented below.

	Year ended December 31, 2008	**Year ended December 31, 2007**	**Year ended December 31, 2006**
Net income (loss)	$ (597,887)	$2,461,017	$3,181,012
Basic:			
Weighted average number of common shares outstanding	6,937,234	6,843,736	6,708,526
Net income (loss) per share—basic	$ (0.09)	$ 0.36	$ 0.47
Diluted:			
Dilutive awards	26,000	60,000	69,000
Diluted weighted average number common shares outstanding	6,973,731	6,903,736	6,775,775
Net income (loss) per share—diluted	$ (0.09)	$ 0.36	$ 0.47

Diluted net income per share takes into consideration the pro forma dilution of certain unvested stock awards.

14. Quarterly Operating Results (Unaudited)

	Quarters Ended 2008			
	March 31	June 30	September 30	December 31
Total revenue	$15,517,461	$20,454,929	$17,181,909	$17,608,433
Total operating expenses	14,937,132	17,522,844	16,365,257	16,330,990
Net operating income	580,329	2,932,084	816,652	1,277,443
Net income (loss)	(483,417)	1,344,829	(523,773)	(935,526)
Earnings per share (basic and diluted):	(0.07)	0.19	(0.08)	(0.13)

	Quarters Ended 2007			
	March 31	June 30	September 30	December 31
Total revenue	$16,918,926	$19,374,181	$16,726,771	$16,794,501
Total operating expenses	14,944,598	16,006,926	14,428,518	14,684,632
Net operating income	1,974,328	3,367,255	2,298,253	2,109,869
Net income (loss)	602,503	1,442,806	409,118	6,589
Earnings per share (basic and diluted):	0.09	0.21	0.06	0.00

15. Subsequent Events

On January 12, 2009, the Company authorized the payment of a quarterly dividend (distribution) of $0.01 per share (unit) to the stockholders (and unit holders of MHI Hospitality, L.P.) of record as of March 20, 2009. The dividend (distribution) is to be paid March 30, 2009.

On February 9, 2009, the Company issued 6,000 shares of restricted stock to its independent directors and 8,650 shares of restricted stock to its principal executive officers under the Company's 2004 Long-Term Incentive Plan.

On February 9, 2009, the indirect subsidiary of the Company, which is a member of the joint venture entity that owns the Crowne Plaza Hollywood Beach Resort, borrowed $4.75 million from the Carlyle entity that is the other member of such joint venture entity, for the purpose of improving the Company's liquidity. The interest rate and maturity date of the loan are tied to a note that is secured by a mortgage on the property. In June 2008, the joint venture that owns the property purchased a junior participation in a portion of the mortgage loan from the lender. The amount of the loan from the Carlyle entity approximates the amount the Company contributed to the joint venture to enable the joint venture to purchase its interest in the mortgage loan. The Company expects that the mortgage will be refinanced and the proceeds of such refinancing will be available to repay the loan from the Carlyle entity.

On February 19, 2009, the Company entered into a third amendment to its credit agreement with BB&T, as administrative agent and lender, to address certain financial covenants including the Company's total leverage ratio. The amendment establishes new methodologies for valuing the Company's existing hotel properties under renovation and corrects previous oversights in the original credit agreement. As a result, in addition to waiving potential financial covenant defaults for 2008, the amendment establishes a new valuation category and methodology for properties under renovation.

The amendment increases the Company's interest rate spread for its variable LIBOR-based interest rate by 1.125% establishing a new spread range from 2.75% to 3.25% based on the Company's total leverage ratio and adds a new one hundred basis point spread to the prime rate charged by the lenders. It also eases the Company's total leverage ratio test by increasing the Company's total maximum permitted leverage from 55.0% to 62.5% of the total value of the Company's assets; establishes new limitations on cash distributions that the Company may pay to stockholders to a level necessary to maintain the Company's REIT qualification, until such time as the Company meets certain liquidity and other tests; requires the Company to add the Company's hotel property in Laurel, Maryland to the credit agreement's borrowing base; and provides for fixed valuations of certain of the Company's hotel properties, for purposes of determining compliance with various financial covenants, through April 2010.

MHI HOSPITALITY CORPORATION

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION
AS OF DECEMBER 31, 2008
(in thousands)

	Initial Costs		Costs Capitalized Subsequent to Acquisition		Gross Amount At End of Year			
Description	**Land**	**Building & Improvements**	**Land**	**Building & Improvements**	**Land**	**Building & Improvements**	**Total**	**Accumulated Depreciation**
Crowne Plaza Hampton Marina Hampton, Virginia	$ 1,061	$ 6,733	$ 33	$ 2,457	$ 1,094	$ 9,190	$ 10.284	$ (137)
Crowne Plaza Jacksonville Riverfront Jacksonville, Florida	7,090	14,604	47	2,284	7,137	16,888	24,025	(1,500)
Crowne Plaza Tampa Westshore Tampa, Florida	4,153	9,670	—	19,279	4,153	28,949	33,102	—
Hilton Philadelphia Airport Philadelphia, Pennsylvania	2,100	22,031	44	2,390	2,144	24,421	26,565	(2,698)
Hilton Savannah DeSoto Savannah, Georgia	600	13,562	—	8,184	600	21,746	22,346	(2,875)
Hilton Wilmington Riverside Wilmington, North Carolina	785	16,829	98	9,574	883	26,403	27,286	(5,056)
Holiday Inn Brownstone Raleigh, North Carolina	815	7,416	—	1,078	815	8,494	9,309	(1,852)
Holiday Inn Laurel West Laurel, Maryland	900	9,443	205	1,932	1,105	11,375	12,480	(1,468)
Sheraton Louisville Riverside Jeffersonville, Indiana	782	6,891	188	14,344	970	21,235	22,205	(453)
	$18,286	$107,179	$615	$61,522	$18,901	$168,701	$187,602	$(16,039)

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Corporate Profile

Board of Directors



Andrew M. Sims,
President
Chief Executive Officer
Chairman of the Board



General Anthony C. Zinni
(USMC Ret.)
Director



J. Paul Carey
Director



Edward S. Stein
Director



James P. O'Hanlon
Director



Kim E. Sims
Director



Christopher L. Sims
Director

Officers

Andrew M. Sims
President
Chief Executive Officer



William J. Zaiser
Executive Vice President
Chief Financial Officer



David R. Folsom
Executive Vice President
Chief Operating Officer



Julia F. Connolly
Vice President
Chief Compliance Officer



Anthony E. Domalski
Vice President
Chief Accounting Officer



Executive Staff

Diana D. Johnson
Director of Investor Relations



Scott M. Kucinski
Director of Construction Services



Rhonda L. Smith
Executive Assistant



Corporate Information

Corporate Headquarters
4801 Courthouse Street
Suite 201
Williamsburg, VA 23188
Phone: 757-229-5648
Fax: 757-564-8801

Finance & Investor Relations Offices
6411 Ivy Lane
Suite 510
Greenbelt, MD 20770
Phone: 301-220-5400
Fax: 301-474-0807

Independent Auditors
Witt Mares, PLC
4801 Courthouse Street
Suite 200
Williamsburg, VA 23188
Phone: 757-229-7180
Fax: 757-229-5452

Web Site
Information on the company's stock price, corporate news, SEC filings, earnings releases and other financial data about MHI Hospitality can be found on the Internet at:

www.mhihospitality.com

Exchange Listings
MHI Hospitality's common shares are listed on the NASDAQ® Stock Market under the symbol MDH.

2008 Awards
InterContinental Hotels Group 2008
Developer of the Year Award - Crowne Plaza

Crowne Plaza Jacksonville Riverfront
InterContinental Hotels Group Brand Citizen Award

Crowne Plaza Hollywood Beach Resort
InterContinental Hotels Group Renovation Award

Crowne Plaza Hampton Marina
Downtown Hampton Development Partnership
Stakeholder of the Year Award



**InterContinental Hotels Group 2008 Developer of the Year Award
Crowne Plaza - Andrew Sims**

MHI
Hospitality Corporation

Corporate Headquarters
4801 Courthouse Street
Suite 201
Williamsburg, VA 23188
Phone: 757-229-5648
Fax: 757-564-8801

Finance & Investor Relations Offices
6411 Ivy Lane
Suite 510
Greenbelt, MD 20770
Phone: 301-220-5400
Fax: 301-474-0807

www.mhihospitality.com

*A publicly traded company
on the NASDAQ® Stock Market
under the symbol MDH

